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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-13087

Prospectus

7,000,000 shares

Common Stock

        Our common stock is listed on the New York Stock Exchange under the symbol "NWY". The last reported trading price of our common stock on the NYSE on January 25, 2006 was $18.57.

We are offering 130,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 6,870,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

	Per Share	Total
Public Offering Price	$18.50	$129,500,000
Underwriting Discount	$0.85	$5,950,000
Proceeds, before expenses, to New York & Company, Inc.	$17.65	$2,294,500
Proceeds, before expenses, to selling stockholders	$17.65	$121,255,500

        The selling stockholders have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about January 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.		Wachovia Securities

JPMorgan
Piper Jaffray
SG Cowen & Co.

The date of this prospectus is January 25, 2006.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

        This summary highlights material information regarding the offering contained elsewhere in this prospectus, but may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" and the documents incorporated by reference into this prospectus before deciding to invest. Trademarks referenced in this prospectus, including our New York & Company, Lerner and Lerner New York, City Crepe, City Spa, City Stretch, New York Jeans and JasmineSola trademarks, appear in italic type and are the property of New York & Company, Inc. or our subsidiaries. Unless otherwise noted, the description of our business in this prospectus refers to our New York & Company business.

        Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of retail stores. As of December 31, 2005, we operated 527 retail stores in 45 states, including 14 stores acquired from Jasmine Company, Inc. ("JasmineSola") on July 19, 2005 and two new JasmineSola stores. Our target customers are primarily fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiate us from our competitors.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We position our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points, generally below those of department stores and other specialty retailers. We believe our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are located in shopping malls, lifestyle centers and off-mall locations including urban street locations.

        We were founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

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  Rationalization of our real estate portfolio;

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  Implementation of an in-house design and sourcing model; and

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  Repositioning of our brand, including a transition from the Lerner New York store name to the New York & Company brand.

        As a result of the above strategic initiatives, we have achieved strong operating performance, including:

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  Comparable store sales growth of 7.2% and 5.3% in fiscal year 2004 and fiscal year 2003, respectively;

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  Operating income of $94.9 million for fiscal year 2004, representing 9.1% of sales, as compared to $55.5 million for fiscal year 2003, representing 5.7% of sales; and

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  Inventory turns of 7.9x in fiscal year 2004 as compared to 7.7x in fiscal year 2003.

Our competitive position includes the following:

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  Established and differentiated brand;

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  Highly integrated design, sourcing and merchandise management processes;

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  Profitable store base; and

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  Experienced management team.

        The sale of apparel and accessories is highly competitive and some of our competitors may have greater financial, marketing and other resources available to them.

Our growth strategies include the following:

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  Expansion of our New York & Company store base;

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  Further penetration of our existing accessories product category;

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  Enhancement of brand image and increasing customer loyalty; and

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  Further improvement in profitability by maximizing our economies of scale and increasing operational efficiencies.

        Our growth strategies will largely depend on our ability to open and operate new stores successfully and to implement our other growth strategies on a timely basis. If we fail to successfully implement these strategies, our financial condition and results of operations may be adversely affected.

Recent Developments

Comparable store sales:

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  Increased 12.9% in the four-week period ended November 26, 2005, as compared to a 0.4% decrease in the prior year period; and

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  Increased 10.9% in the five-week period ended December 31, 2005, as compared to a 5.5% decrease in the prior year period.

Net Sales:

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  Increased 20.7% for the four-week period ended November 26, 2005, as compared to a 2.9% increase in the prior year period; and

  •
  Increased 16.2% for the five-week period ended December 31, 2005, as compared to a 2.5% decrease in the prior year period.

        We opened five new stores and closed one store in the two months ended December 31, 2005 and plan to have opened 47 new stores in fiscal year 2005.

        On January 4, 2006, we prepaid the $75.0 million term loan outstanding under our existing credit facilities using $37.5 million of proceeds from a new term loan facility and $37.9 million of cash, resulting in a decrease on the interest rate on our outstanding debt.

Our Equity Sponsor

        On November 27, 2002, several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (together with any affiliates through which such partnerships invest, "Bear Stearns Merchant Banking") acquired our predecessor, Lerner New York Holding, Inc. ("Lerner Holding"), from Limited Brands. Bear Stearns Merchant Banking invests private equity capital in compelling leveraged buyouts, recapitalizations and growth capital opportunities alongside superior management teams. Bear Stearns Merchant Banking is currently investing its $1.5 billion institutional private equity fund, Bear Stearns Merchant Banking Partners II, L.P. and its affiliated entities. Since its inception in 1997, Bear Stearns Merchant Banking has been an investor in over 40 portfolio companies across a broad range of industries. In addition to New York & Company, recent investments by Bear Stearns Merchant Banking include: ACA Capital Holdings, Aearo Corporation, Balducci's, CamelBak Products, Cavalry Investments, Hand Innovations, Multi Packaging Solutions, Reddy Ice, Seven For All Mankind, Stuart Weitzman, Transamerican Auto Parts and Vitamin Shoppe.

Company Information

        New York & Company, Inc. ("New York & Company") is a Delaware corporation, incorporated in 2002. Our principal excutive offices are located at 450 W. 33rd Street, 5th Floor, New York, New York 10001, and our telephone number at that address is (212) 884-2000. Our website address is http://www.nyandcompany.com. The information on our website is not part of this prospectus.

The Offering

Common Stock we are offering	130,000 shares.
Common stock the selling stockholders are offering	6,870,000 shares, 6,070,404 of which will be offered by Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. See "Principal and Selling Stockholders." Following the offering Bear Stearns Merchant Banking will continue to own 59.54% of our outstanding common stock.
Common stock to be outstanding after the offering(1)	54,525,642 shares.
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by selling stockholders. We will use the proceeds that we receive from this offering, net of underwriting discount, to pay the fees and expenses of this offering as well as for general corporate purposes.
Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any of our future debt or preferred securities. See "Dividend Policy."
Risk factors	See "Risk Factors" beginning on page 6 and other information included in this prospectus herein for a discussion of factors you should carefully consider before deciding to invest in our common stock.
New York Stock Exchange symbol	"NWY".

(1)
Based on 54,395,642 shares of common stock outstanding as of December 31, 2005. Does not include currently exerciseable options to purchase 3,817,608 shares of our common stock outstanding at December 31, 2005 and does not include options to purchase 2,777,311 shares of our common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on invested capital thresholds.

Summary Consolidated Financial Data

        Our fiscal year ends on the Saturday closest to January 31 and is designated by the calendar year in which the fiscal year commences. Results for the nine months ended October 29, 2005 and October 30, 2004 represent the results of New York & Company, Inc. and our consolidated subsidiaries for the thirty-nine week periods ended October 29, 2005 and October 30, 2004, respectively. Results for fiscal year 2004 and fiscal year 2003 represent the results of New York & Company, Inc. and our consolidated subsidiaries for the fifty-two week periods ended January 29, 2005 and January 31, 2004, respectively. Results for fiscal year 2002 are represented by (i) the results of Lerner Holding for the period ended November 26, 2002 prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands, which are referred to in this prospectus as "predecessor 2002," and (ii) results of New York & Company, Inc. and our consolidated subsidiaries for the period November 27, 2002 through February 1, 2003, which are referred to in this prospectus as "successor 2002."

        The following table sets forth summary consolidated financial data for Lerner Holding for the periods presented prior to the acquisition of Lerner Holding by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company, Inc. and our subsidiaries for each of the periods presented after such acquisition. The consolidated financial data as of October 29, 2005 and October 30, 2004 and for the thirty-nine weeks ("nine months") ended October 29, 2005 and October 30, 2004 have been derived from the unaudited consolidated financial data of New York & Company, Inc. and our subsidiaries included elsewhere in this prospectus. The consolidated financial data for the year ended January 29, 2005, referred to as "fiscal year 2004," the year ended January 31, 2004, referred to as "fiscal year 2003," and the period from November 27, 2002 to February 1, 2003, referred to as "successor 2002," have been derived from the audited consolidated financial statements of New York & Company, Inc. and our subsidiaries. The consolidated financial data for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," has been derived from the audited consolidated financial statements for Lerner Holding.

        The summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto.

(amounts in thousands)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
Statement of operations data:
Net sales	$778,944	$737,183	$1,040,028	$961,780	$225,321	$706,512
Cost of goods sold, buying and occupancy costs(1)	524,124	479,715	682,939	673,896	182,167	516,230

Gross profit	254,820	257,468	357,089	287,884	43,154	190,282
Selling, general and administrative expenses	187,034	194,028	262,201	232,379	42,986	191,091

Operating income (loss)	67,786	63,440	94,888	55,505	168	(809)
Interest expense (income), net	4,385	7,686	9,256	10,728	2,016	(5)
Accrued redeemable preferred stock dividends(2)	—	2,703	2,703	—	—	—
Loss on modification and extinguishment of debt(3)	—	2,034	2,034	1,194	—	—
Loss on derivative instrument(4)	—	29,398	29,398	—	—	—

Income (loss) before income taxes	63,401	21,619	51,497	43,583	(1,848)	(804)
Provision (benefit) for income taxes	25,517	22,192	34,059	18,557	(758)	(189)

Net income (loss)	37,884	(573)	17,438	25,026	(1,090)	(615)
Accrued redeemable preferred stock dividends(2)	—	—	—	8,363	1,419	—

Net income (loss) available for common stockholders	$37,884	$(573)	$17,438	$16,663	$(2,509)	$(615)

(amounts in thousands, except per share amounts)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
Net income (loss) per common share:
Basic	$0.70	$(0.01)	$0.37	$0.38	$(0.06)	$(0.01)
Diluted	$0.66	$(0.01)	$0.33	$0.31	$(0.06)	$(0.01)
Weighted average shares outstanding:
Basic	53,764	45,505	47,323	43,761	43,760	43,760
Diluted	57,182	45,505	52,726	53,792	43,760	43,760

	Nine Months Ended October 29, 2005
Balance sheet data (at period end):	Actual	As Adjusted(5)(6)
Cash and cash equivalents	$30,027	$—
Working capital	68,567	32,946
Total assets	406,244	375,634
Total debt(4)	75,000	37,500
Stockholders' equity(4)	$154,943	$156,239

(1)
In connection with the acquisition of Lerner Holding from Limited Brands in November 2002 and the application of purchase accounting, we recorded inventory at partial fair value, resulting in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $5.7 million and $28.8 million of costs associated with the sell through of the fair value increase in fiscal year 2003 and successor 2002, respectively.

(2)
In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in February 2004 by recording accrued dividends-redeemable preferred stock as an expense in the consolidated statements of operations and as a liability in the consolidated balance sheets.

(3)
In fiscal year 2004, unamortized deferred financing costs related to the 10% subordinated note in the amount of $0.4 million were written off and $1.7 million of unamortized deferred financing costs were written off in connection with the repayment of the May 19, 2004 term loan on October 13, 2004. Refer to footnote 4 below. In fiscal year 2003, $1.2 million represents an early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing costs associated with the early repayment of our $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing costs associated with an amendment of the credit facility in fiscal year 2003.

(4)
On March 16, 2004, we amended and restated the credit facility to include a three-year $75.0 million term loan. We used $75.0 million of term loan proceeds, together with $32.2 million of cash on hand, to repay the $75.0 million principal amount, 10% subordinated note, plus $10.0 million of accrued interest; repurchase from LFAS, Inc. the common stock warrant for $20.0 million plus a contingent obligation; and pay $2.2 million of fees and expenses associated with these transactions. We measured the fair value of the contingent obligation ("derivative instrument") on March 16, 2004 and reported $16.3 million as a reduction of stockholders' equity and a liability on the consolidated balance sheet. During fiscal year 2004, we remeasured the fair value of the contingent obligation, which resulted in a charge to earnings of $29.4 million. On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan ("May 19, 2004 term loan"). We used the proceeds from the May 19, 2004 term loan to purchase substantially all of our outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends, and is presented net of $2.6 million of promissory notes receivable and $0.2 million of common stock subscription receivable. Additionally, cash on hand was used to pay $1.9 million of fees and expenses related to these transactions. On October 13, 2004, we used approximately $75.2 million of the net proceeds received from our initial public offering to repay the May 19, 2004 term loan, plus accrued and unpaid interest of approximately $0.2 million.

(5)
On January 4, 2006, our credit facilities were further amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of our existing $90.0 million revolving credit facility to March 17, 2009, and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon our financial performance. We recorded a $0.9 million charge in January 2006 related to the write-off of unamortized deferred financing fees associated with our credit facilities. Using the $37.5 million of proceeds from the new term loan plus $37.9 million of cash on hand, we prepaid in full the $75.0 million term loan plus approximately $0.1 million of accrued and unpaid interest outstanding under our existing credit facilities, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.4 million in fees related to the refinancing.

(6)
Proceeds of $2.3 million received from this offering, net of underwriting discount will be used to pay the fees and expenses of this offering as well as for general corporate purposes.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

Risk Factors Relating to Our Business

Our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all. In addition, our growth strategy may strain our resources and cause the performance of our existing stores to suffer.

        Our growth will largely depend on our ability to open and operate new stores successfully. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. We plan to have opened 47 stores, including two JasmineSola stores, in fiscal year 2005. We intend to open an additional 50 to 60 stores, including JasmineSola stores, in fiscal year 2006. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion also will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our revolving credit facilities; however, if we experience a decline in performance, we may slow or discontinue store openings. We may not be able to successfully execute any of these strategies on a timely basis. If we fail to successfully implement these strategies, our financial condition and results of operations would be adversely affected.

        Our net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations. Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during our first and fourth quarters. In fiscal year 2004, we realized approximately 24.2% and 29.1% of our net sales, 33.8% and 33.1% of our operating income and 74.5% and 103.3% of our net income during the first and fourth quarters, respectively. Any decrease in sales or margins during either of these periods could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect our inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling our inventory, we may have to write down the value of our inventory or sell it at significantly reduced prices or we may not be able to sell such inventory at all, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations in comparable store sales and results of operations could cause the price of our common stock to decline substantially.

        Our results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Since the beginning of fiscal year 2002, our quarterly comparable store sales have ranged from an increase of 14.1% to a decrease of 3.1%. We cannot ensure that we will be able to maintain our recent levels of comparable store sales in the future.

        Our comparable store sales and results of operations are affected by a variety of factors, including:

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  fashion trends;

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  mall traffic;

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  calendar shifts of holiday or seasonal periods;

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  the effectiveness of our inventory management;

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  changes in our merchandise mix;

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  the timing of promotional events;

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  weather conditions;

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  changes in general economic conditions and consumer spending patterns; and

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  actions of competitors or mall anchor tenants.

        If our future comparable store sales fail to meet expectations, then the market price of our common stock could decline substantially. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

If we are not able to respond to fashion trends in a timely manner or launch new product lines successfully, we may be left with unsold inventory, experience decreased profits or losses and suffer reputational harm to our brand image.

        Our success depends in part on management's ability to anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If we are unable to successfully identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower, gross margins may be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our financial condition and results of operations. Our brand image may also suffer if customers believe that we are no longer able to offer the latest fashions.

A reduction in the volume of mall traffic could significantly reduce our sales and leave us with unsold inventory, reducing our profits or creating losses.

        Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where we do not have stores and the closing of other stores in the malls in which our stores are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect our business.

Because of our focus on keeping our inventory at the forefront of fashion trends, extreme and/or unseasonable weather conditions could have a disproportionately large effect on our business, financial conditions and results of operations because we would be forced to mark down inventory.

        Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

If third parties who manage some aspects of our business do not adequately perform their functions, we might experience disruptions in our business leaving us with inadequate or excess inventories resulting in decreased profits or losses.

        Limited Brands handles the distribution of our merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. We depend on Limited Brands to receive, sort, pack and distribute substantially all of our merchandise. As part of the transition services agreement, Limited Brands contracts with third-party transportation companies to deliver our merchandise from foreign ports to their warehouses and to our stores. Any failure by any of these third parties to respond adequately to our warehousing and distribution needs would disrupt our operations and negatively impact our profitability.

        Additional services are also provided by Limited Brands and our subsidiaries and affiliates pursuant to the transition services agreement. Independent Production Services ("IPS"), a unit of Limited Brands, assists us with our monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with our code of business conduct and labor standards and our supply chain security. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt our operations and negatively impact our profitability.

        Limited Brands may terminate those portions of the transition services agreement which provide for the distribution of our merchandise and the compliance monitoring provided by IPS, upon the earlier of November 2007, the occurrence of certain types of changes of control, or our failure to perform any of our material obligations under the transition services agreement. If Limited Brands terminates a portion or all of our transition services agreement, we may not be able to replace the services on terms acceptable to us or at all. Our failure to successfully replace the services could have a material adverse effect on our business and prospects.

        We may rely on third parties for the implementation and/or management of certain aspects of our information systems infrastructure. Failure by any of these third parties to implement and/or manage our information systems infrastructure effectively could disrupt our operations and negatively impact our profitability.

The raw materials used to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

        The raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor could have a material adverse effect on our business, financial condition and results of operations.

Since we rely significantly on foreign sources of production, we are at risk from a variety of factors that could leave us with inadequate or excess inventories, resulting in decreased profits or losses.

        We purchase apparel and accessories in foreign markets, with a significant portion coming from China, Macau, Hong Kong, Taiwan, Indonesia, and Sri Lanka. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas. We compete with other companies for production facilities and rights to import merchandise under quota limitations.

We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

  •
  political or labor instability in countries where suppliers are located;

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  political or military conflict involving the United States, which could cause a delay in the transportation of our products and an increase in transportation costs;

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  heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of the brand;

  •
  disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which can affect where our products are or will be produced;

  •
  imposition of regulations and quotas relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit our ability to source products from countries that have the labor and expertise needed to manufacture our products on a cost-effective basis;

  •
  imposition of duties, taxes and other charges on imports; and

  •
  currency volatility.

        Any of the foregoing factors, or a combination thereof, could have a material adverse effect on our business.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet our quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

        We purchase apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have short selling seasons for much of our inventory. Factors outside of our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

Our ability to successfully integrate newly acquired businesses into our existing business, to the extent we consummate acquisitions in the future, will effect our financial condition and results of operations.

        The process of integrating acquired businesses into our existing operations may result in unforeseen difficulties and liabilities and may require a disproportionate amount of resources and management attention. Difficulties that we may encounter in integrating the operations of acquired businesses could have a material adverse effect on our results of operations and financial condition. Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. In addition, future acquisitions of businesses may require us to assume or incur additional debt financing, resulting in additional leverage.

We rely on our manufacturers to use acceptable ethical business practices, and if they fail to do so, the New York & Company brand name could suffer reputational harm and our sales could decline or our inventory supply could be interrupted.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in order to promote ethical business practices. Our staff, the staff of IPS and the staff of our non-exclusive buying agents and importers periodically visit and monitor the operations of our manufacturers to determine compliance. However, we do not control our manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

We may be unable to protect our trademarks, which could diminish the value of our brand.

        Our trademarks are important to our success and competitive position. Our major trademarks are New York & Company, Lerner, Lerner New York, City Crepe, City Spa, City Stretch, New York Jeans and JasmineSola and are protected in the United States and internationally. We engage in the following steps to protect our trademarks: prosecution of trademark applications in those countries where the marks are not yet registered; response to office actions and examining attorneys in those countries where the marks are not yet registered; maintenance of trademark portfolio in the United States and foreign countries; filings of statements of use, renewal documents, assignments, change of name and address forms; policing of marks and third party infringements; initiating and defending opposition and/or cancellation proceedings, including engaging in discovery and preparation of evidence; and litigation, including filing enforcement lawsuits against third party infringers. We are susceptible to others imitating our products and infringing on our intellectual property rights. Imitation or counterfeiting of our products or other infringement of our intellectual property rights could diminish the value of our brand or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect our trademarks could result in a material adverse effect on our business.

We rely on our information systems infrastructure, which includes third party and internally developed software, and purchased or leased hardware that support our information systems and various business processes. Our business and reputation could suffer if our infrastructure fails to perform as intended.

        We rely on purchased or leased hardware and software licensed from third parties or internally developed in order to manage our business. Our ability to maintain and upgrade our information systems infrastructure is critical to the success of our business. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any disruptions to our infrastructure or loss of the right to use any of this hardware or software could affect our operations, which could negatively affect our business until corrected or until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. In addition, the software underlying our operations can contain undetected errors. We may be forced to modify our operations until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that we do not detect. Problems with the software underlying our operations could result in loss of revenue, unexpected expenses and capital costs, diversion of resources, loss of market share and damage to our reputation which could adversely affect our business, financial condition and results of operations.

Because our brand is associated with all of our New York & Company merchandise in addition to our stores, our success depends heavily on the value associated with our brand. If the value associated with our brand were to diminish, our sales could decrease, causing lower profits or losses.

        Our success depends on our New York & Company brand and its value. The New York & Company name is integral to our existing business, as well as to the implementation of our strategy for growing and expanding our business. The New York & Company brand could be adversely affected if our public image or reputation were to be tarnished, which could result in a material adverse effect on our business.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease causing a decrease in profits or losses.

        The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share; all of which could have a material adverse effect on our financial condition and results of operations.

        We compete for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. Our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others. In addition to the traditional store-based retailers, we also compete with direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce.

        Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our competitors sell their products in stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

Our marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information could adversely affect our marketing program, which could result in lost sales and a decrease in profits.

        We use our customer database to market to our customers. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on our future marketing activity. In addition, to the extent our security procedures and protection of customer information prove to be insufficient or inadequate, we may become subject to litigation, which could expose us to liability and cause damage to our reputation or brand.

We are subject to numerous regulations that could affect our operations. Changes in such regulations could impact the operation of our business through delayed shipments of our goods, fines or penalties that could affect our profitability.

        We are subject to customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of our proprietary credit cards and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by our employees, importers, buying agents, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on our business, financial condition and results of operations.

The covenants in our credit facilities impose restrictions that may limit our operating and financial flexibility.

        Our credit facilities contain a number of significant restrictions and covenants that limit our ability to:

  •
  incur additional indebtedness;

  •
  declare dividends, make distributions or redeem or repurchase capital stock, including our common stock, or to make certain other restricted payments or investments;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  agree to payment restrictions affecting our restricted subsidiaries;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  incur liens;

  •
  alter the nature of our business;

  •
  enter into sale/leaseback transactions;

  •
  conduct transactions with affiliates; or

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, our credit facilities include other and more restrictive covenants and prohibit us from prepaying our other indebtedness while indebtedness under our credit facilities is outstanding. The agreement governing our credit facilities also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        The restrictions contained in the agreement governing our credit facilities could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our credit facilities. If a default occurs, the lenders under the credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

        The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the credit facilities also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness.

Risks Related to this Offering

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors and each holder of 5% or more of our common stock have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of this prospectus. However, Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. Our restated certificate of incorporation authorizes us to issue 300.0 million shares of common stock, of which 54,395,642 shares of common stock are outstanding and 3,817,608 shares are issuable upon the exercise of outstanding stock options as of December 31, 2005. Upon consummation of this offering, an additional 2,777,311 options to purchase shares of our common stock will vest and become immediately exercisable. Upon completion of this offering, 20,258,416 shares of common stock will be freely tradable, including the 7,000,000 shares sold in this offering. The remaining 34,267,226 shares are restricted. Of these shares, 34,090,976 are subject to lockup agreements which expire 90 days from the date of this prospectus.

        Also, beginning 90 days after the date of this offering, holders of 32,756,080 shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 34,267,226 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Stockholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

We are a "controlled company," and the interests in our business of our controlling stockholders may be different from yours.

        Upon completion of this offering, Bear Stearns Merchant Banking will own approximately 59.54% of our outstanding common stock. Pursuant to a stockholders agreement among certain stockholders of New York & Company, Bear Stearns Merchant Banking is able to, subject to applicable law, designate a majority of the members of the board of directors and control actions to be taken by us and our board of directors, including amendments to our restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Bear Stearns Merchant Banking will own more than 50% of the voting power of New York & Company after giving effect to this offering, we are considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted to, and have opted out of, the New York Stock Exchange corporate governance requirements that: our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Four of our directors are employees of the merchant banking group of Bear, Stearns & Co. Inc. and manage the investments of Bear Stearns

Merchant Banking, our largest stockholder. It is possible that the interests of Bear Stearns Merchant Banking may in some circumstances conflict with our interests and the interests of our other stockholders. For a discussion of past business relationships between affiliates of Bear Stearns Merchant Banking and our auditors please see "Certain Relationships and Transactions—Ernst & Young LLP."

        Our restated certificate of incorporation includes a provision stating that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which would have imposed additional requirements regarding mergers and other business combinations with significant stockholders. Section 203 would have offered shareholder protection by requiring prior board or stockholder approval for mergers and other business combinations with significant stockholders, but because we have opted out of Section 203, this pre-approval protection is not available, including with respect to future acquisitions of our common stock by Bear Stearns Merchant Banking and our affiliates. In addition, our restated certificate of incorporation contains a provision renouncing our interest and expectancy in corporate opportunities identified by Bear Stearns Merchant Banking or by our officers, directors, employees or affiliates.

Provisions in our restated certificate of incorporation and Delaware law may delay or prevent our acquisition by a third party.

        Our restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables our board of directors, without stockholders approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

        These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this document. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies.

        Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

  •
  our ability to open and operate stores successfully;

  •
  seasonal fluctuations in our business;

  •
  our ability to anticipate and respond to fashion trends and launch new product lines successfully;

  •
  general economic conditions, consumer confidence and spending patterns;

  •
  our dependence on mall traffic for our sales;

  •
  the susceptibility of our business to extreme and/or unseasonable weather conditions;

  •
  our ability to retain and recruit key personnel;

  •
  our reliance on third parties to manage some aspects of our business;

  •
  changes in the cost of raw materials, distribution services or labor;

  •
  our reliance on foreign sources of production;

  •
  the potential impact of natural disasters and health concerns relating to outbreaks of widespread diseases, particularly on manufacturing operations of our vendors;

  •
  the ability of our manufacturers to manufacture and deliver products in a timely manner while meeting our quality standards;

  •
  our ability to successfully integrate acquired businesses into our existing business;

  •
  our reliance on manufacturers to maintain ethical business practices;

  •
  our ability to protect our trademarks and other intellectual property rights;

  •
  our ability to maintain, and our reliance on, our information systems infrastructure;

  •
  our dependence on the success of our brand;

  •
  competition in our market, including promotional and pricing competition;

  •
  our reliance on the effective use of customer information;

  •
  the effects of government regulation;

  •
  the control of our company by our sponsors; and

  •
  risks and uncertainties as described in our documents filed with the United States Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, as filed on April 19, 2005.

        We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk Factors" in this prospectus.

USE OF PROCEEDS

        We are selling 130,000 shares in this offering, the proceeds of which, net of underwriting discount, will be used to pay the fees and expenses of this offering as well as for general corporate purposes. We will not receive any proceeds from the sale of shares of common stock offered by selling stockholders.

DIVIDEND POLICY

        We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any of our future debt or preferred securities.

CAPITALIZATION

        The table below sets forth our actual cash and cash equivalents and capitalization as of October 29, 2005, and on an as adjusted basis to give effect to the January 4, 2006 refinancing of our credit facilities and this offering, including the use of proceeds therefrom, as if the refinancing and this offering were consummated on October 29, 2005.

        See "Summary Consolidated Financial Data," "Selected Consolidated Financial Data" and "Use of Proceeds."

        The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	October 29, 2005
	Actual	As Adjusted for the Refinancing(1)	As Adjusted for the Refinancing and this Offering(2)
	(dollars in millions, except par value)
Cash and cash equivalents	$30.0	$—	$—

Credit facilities
Term loan	$75.0	$—	$—
New term loan(1)	—	37.5	37.5

Total debt:	75.0	37.5	37.5
Common stock: $0.001 par value; 54,323,920 shares of common stock issued and outstanding on October 29, 2005 (300,000,000 shares authorized and 54,453,920 shares of common stock issued and outstanding upon completion of this offering as if it had occurred on October 29, 2005)	0.1	0.1	0.1
Additional paid-in capital	123.2	123.2	125.1
Retained earnings	32.3	31.8	31.7
Accumulated other comprehensive loss	(0.7)	(0.7)	(0.7)

Total stockholders' equity	154.9	154.4	156.2

Total capitalization	$229.9	$191.9	$193.7

(1)
On January 4, 2006, our credit facilities were further amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of our existing $90.0 million revolving credit facility to March 17, 2009, and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon our financial performance. We recorded a $0.9 million charge in January 2006 related to the write-off of unamortized deferred financing fees associated with our credit facilities. Using the $37.5 million of proceeds from the new term loan plus $37.9 million of cash on hand, we prepaid in full the $75.0 million term loan plus approximately $0.1 million of accrued and unpaid interest outstanding under our existing credit facilities, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.4 million in fees related to the refinancing.

(2)
Adjusted for the refinancing discussed in footnote (1) above and for this offering, including the use of proceeds therefrom. Proceeds of $2.3 million received from this offering, net of underwriting discount, will be used to pay the fees and expenses of this offering as well as for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data for Lerner Holding for the periods presented prior to the acquisition of Lerner Holding by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company, Inc. and our subsidiaries for each of the periods presented after such acquisition. The consolidated financial data as of October 29, 2005 and October 30, 2004 and for the thirty-nine weeks ("nine months") ended October 29, 2005 and October 30, 2004 have been derived from the unaudited consolidated financial data of New York & Company, Inc. and our subsidiaries included elsewhere in this prospectus. The consolidated financial data for the year ended January 29, 2005, referred to as "fiscal year 2004," the year ended January 31, 2004, referred to as "fiscal year 2003," and the period from November 27, 2002 to February 1, 2003, referred to as "successor 2002," have been derived from the audited consolidated financial statements of New York & Company, Inc. and our subsidiaries. The consolidated financial data for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," has been derived from the audited consolidated financial statements for Lerner Holding. The consolidated financial data for the year ended February 2, 2002, referred to as "fiscal year 2001," has been derived from the audited consolidated financial data of Lerner Holding. The unaudited selected consolidated financial data for the year ended February 2, 2001, referred to as "fiscal year 2000," has, in part, been derived from data included in the consolidated financial statements of Limited Brands for such period.

        The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto.

(amounts in thousands, except per share data)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001	Fiscal Year 2000
			(Successor)				(Predecessor)
Statement of operations data:
Net sales	$778,944	$737,183	$1,040,028	$961,780	$225,321	$706,512	$940,230	$1,023,813
Cost of goods sold, buying and occupancy costs(1)	524,124	479,715	682,939	673,896	182,167	516,230	705,526	777,093

Gross profit	254,820	257,468	357,089	287,884	43,154	190,282	234,704	246,720
Selling, general and administrative expenses	187,034	194,028	262,201	232,379	42,986	191,091	230,874	242,412

Operating income (loss)	67,786	63,440	94,888	55,505	168	(809)	3,830	4,308
Interest expense (income), net	4,385	7,686	9,256	10,728	2,016	(5)	(55)	—
Accrued redeemable preferred stock dividends(2)	—	2,703	2,703	—	—	—	—	—
Loss on modification and extinguishment of debt(3)	—	2,034	2,034	1,194	—	—	—	—
Loss on derivative instrument(4)	—	29,398	29,398	—	—	—	—	—

Income (loss) before income taxes	63,401	21,619	51,497	43,583	(1,848)	(804)	3,885	4,308
Provision (benefit) for income taxes	25,517	22,192	34,059	18,557	(758)	(189)	1,730	1,932

Net income (loss)	37,884	(573)	17,438	25,026	(1,090)	(615)	2,155	2,376
Accrued redeemable preferred stock dividends(2)	—	—	—	8,363	1,419	—	—	—

Net income (loss) available for common stockholders	$37,884	$(573)	$17,438	$16,663	$(2,509)	$(615)	$2,155	$2,376

Net income (loss) per common share:
Basic	$0.70	$(0.01)	$0.37	$0.38	$(0.06)	$(0.01)	$0.05	$0.05
Diluted	$0.66	$(0.01)	$0.33	$0.31	$(0.06)	$(0.01)	$0.05	$0.05
Weighted average shares outstanding:
Basic	53,764	45,505	47,323	43,761	43,760	43,760	43,760	43,760
Diluted	57,182	45,505	52,726	53,792	43,760	43,760	43,760	43,760

Balance sheet data (at period end):
Cash and cash equivalents	$30,027	$33,285	$85,161	$98,798	$79,824	$4,248	$7,488	$8,190
Working capital	68,567	65,381	83,105	93,693	84,596	89,959	59,186	78,044
Total assets	406,244	296,911	330,188	292,409	288,571	267,462	235,924	271,788
Total debt(4)	75,000	75,000	75,000	82,500	95,029	—	—	—
Redeemable preferred stock(4)	—	—	—	69,697	61,419	—	—	—
Stockholders' equity (deficit)(4)	$154,943	$84,616	$103,283	$13,022	$(3,751)	$152,615	$122,026	$142,467

(1)
In connection with the acquisition of Lerner Holding from Limited Brands in November 2002 and the application of purchase accounting, we recorded inventory at partial fair value, resulting in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $5.7 million and $28.8 million of costs associated with the sell through of the fair value increase in fiscal year 2003 and successor 2002, respectively.

(2)
In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, we adopted this Statement in February 2004 by recording accrued dividends-redeemable preferred stock as an expense in the consolidated statements of operations and as a liability in the consolidated balance sheets.

(3)
In fiscal year 2004, unamortized deferred financing costs related to the 10% subordinated note in the amount of $0.4 million were written off and $1.7 million of unamortized deferred financing costs were written off in connection with the repayment of the May 19, 2004 term loan on October 13, 2004. Refer to footnote 4 below. In fiscal year 2003, $1.2 million represents an early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing costs associated with the early repayment of our $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing costs associated with an amendment of the credit facility in fiscal year 2003.

(4)
On March 16, 2004, we amended and restated the credit facility to include a three-year $75.0 million term loan. We used $75.0 million of term loan proceeds, together with $32.2 million of cash on hand, to repay the $75.0 million principal amount, 10% subordinated note, plus $10.0 million of accrued interest; repurchase from LFAS, Inc. the common stock warrant for $20.0 million plus a contingent obligation; and pay $2.2 million of fees and expenses associated with these transactions. We measured the fair value of the contingent obligation ("derivative instrument"); on March 16, 2004 and reported $16.3 million as a reduction of stockholders' equity and a liability on the consolidated balance sheet. During fiscal year 2004, we remeasured the fair value of the contingent obligation, which resulted in a charge to earnings of $29.4 million. On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the proceeds from the May 19, 2004 term loan to purchase substantially all of our outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends, and is presented net of $2.6 million of promissory notes receivable and $0.2 million of common stock subscription receivable. Additionally, cash on hand was used to pay $1.9 million of fees and expenses related to these transactions. On October 13, 2004, we used approximately $75.2 million of the net proceeds received from our initial public offering to repay the May 19, 2004 term loan, plus accrued and unpaid interest of approximately $0.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources, and results of operations. The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Quantitative and Qualitative Disclosures About Market Risk," "Risk Factors Relating to Our Business," and elsewhere in this prospectus.

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of retail stores. As of December 31, 2005, we operated 527 retail stores in 45 states, including 14 stores acquired from JasmineSola on July 19, 2005 and two new JasmineSola stores. Our target customers are primarily fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiate us from our competitors.

        Net sales for the nine months ended October 29, 2005 increased 5.7% to $778.9 million, as compared to $737.2 million for the same period last year. Comparable store sales increased 0.5% for the nine months ended October 29, 2005, as compared to a comparable store sales increase of 11.7% for the same period last year. Net sales per average selling square foot for the nine months ended October 29, 2005 increased 7.6% to $240, as compared to $223 for the same period last year. We experienced significant growth in sales and earnings in fiscal year 2004 and fiscal year 2003. Strong customer acceptance of our merchandise offerings, disciplined inventory management, managed store growth and improvement in productivity and expense controls are evident in our results and our increase in comparable store sales of 7.2% and 5.3% in fiscal year 2004 and fiscal year 2003, respectively. Net sales for fiscal year 2004 increased 8.1% to $1,040.0 million, as compared to $961.8 million for fiscal year 2003. In addition, net sales per average selling square foot increased by 15.1% to $320 per square foot in fiscal year 2004 as compared to $278 per square foot in fiscal year 2003. Net sales per average store increased 10.0% to $2.2 million in fiscal year 2004 from $2.0 million in fiscal year 2003.

        Capital spending for the nine months ended October 29, 2005 was $68.6 million, as compared to $42.8 million for the same period last year. The $68.6 million of capital spending represents $62.8 million related to the construction of new stores and the remodeling of existing stores and $5.8 million related to non-store capital projects, which principally represent information technology enhancements. During the nine months ended October 29, 2005, we successfully opened 40 new stores, including two JasmineSola stores, acquired 14 stores in the JasmineSola acquisition, closed seven stores, and completed 40 remodels, ending the period operating 523 stores in 45 states, as compared to 486 stores at October 30, 2004. Total selling square footage at October 29, 2005 was 3.306 million, compared to 3.294 million at October 30, 2004. We opened 26 new stores in fiscal year 2004 and five new stores in fiscal year 2003. The conversion of all locations of New York & Company stores to the New York & Company signage was completed in June 2004.

        Our business is impacted by economic conditions which affect the level of consumer spending on the merchandise we offer. These economic factors include interest rates, economic growth, unemployment levels, energy prices, consumer confidence and consumer spending, among others. Consumer preferences and economic conditions may change from time to time in the markets in which we operate and may negatively impact our net sales and profitability. During the nine months ended October 29, 2005 and in fiscal year 2004 and fiscal year 2003, we did not experience any material impact as a result of these factors nor do we currently anticipate any trends that may materially impact our results of operations. However, as these economic conditions change, there can be no assurance that future trends and fluctuations in economic factors will not have a material adverse effect on our financial condition and results of operations. Our strategy is to focus on our customers, current fashion trends, merchandise testing, value pricing and responsive inventory management to enable us to react quickly to changes as they occur.

        Quotas on textiles and clothing, under the World Trade Organization Agreement on Textiles and Clothing as implemented on January 1, 1995, were phased out over a period of ten years, ending January 1, 2005. This phase-out eliminated existing restrictions on our ability to import clothing. Since the phase-out period ended in January 2005, Chinese textile imports into the United States increased significantly. In the past, the U.S. federal interagency committee, CITA (Committee for Implementation of Textile Agreements), has imposed safeguard limitations on China. In November 2005, the United States and China agreed to certain quota limits extending through 2008 on 34 U.S. product categories, essentially eliminating the threat of CITA safeguard limitations on these categories. We believe that the quotas established under this agreement compare favorably to quotas that would have been imposed if the CITA safeguards were invoked. Over the three-year life of the agreement, China can export approximately 3.2% more of the covered products to the United States than if the CITA safeguards were invoked on all the covered products for all three years. The agreement's broad product coverage and three-year lifespan will allow us to plan in a more stable and predictable environment. In addition, quotas on imports from China were eliminated for two categories, adding stability to the supply chain of fine gauge sweaters.

        We have been adjusting our inventory receipt planning and supply chain accordingly and continue to rely on our diversified manufacturing base to mitigate risks associated with these expected restrictions on Chinese textile imports into the United States. At this time, we cannot assess how potential future restrictions will impact our operations.

General

        Net Sales.    Net sales consist of sales from comparable and non-comparable stores. A store is included in the comparable store sales calculation after it has completed 13 full fiscal months of operation from our original opening date or once it has been reopened after remodeling. Non-comparable store sales include stores which have not completed 13 full fiscal months of operations, sales from closed stores and stores closed during periods of remodeling. Net sales are recorded when the customer takes possession of the merchandise and the purchases are paid for, primarily with either cash or credit card. Revenue for gift certificate sales and store credits is recognized at redemption. Prior to redemption, gift certificate sales and store credits are recorded as a liability. A reserve is provided for projected merchandise returns based on prior experience.

        Cost of Goods Sold, Buying and Occupancy Costs.    Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

        Gross Profit.    Gross profit represents net sales less cost of goods sold, buying and occupancy costs.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Acquisition and Separation from Limited Brands

        On November 27, 2002, Bear Stearns Merchant Banking acquired Lerner Holding and its subsidiaries from Limited Brands. In accordance with generally accepted accounting principles, the acquisition was accounted for under the purchase method of accounting. As a result, the financial information for the periods beginning on November 27, 2002 is not comparable to the information prior to that date.

        Prior to November 27, 2002, we operated as a subsidiary of Limited Brands. As a result, the financial information related to periods prior to the acquisition does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during those periods. Historically, we had arrangements with Limited Brands for the provision of various centralized services. Prior to the acquisition, these services included human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management.

Results of Operations

        The following tables summarize our results of operations for the nine months ended October 29, 2005 and October 30, 2004, fiscal year 2004, fiscal year 2003 and combined fiscal year 2002 in dollars and as a percentage of net sales as well as certain store operating data. Combined fiscal year 2002 amounts combine predecessor 2002 with successor 2002 by mathematical addition and do not comply with generally accepted accounting principles in the United States. Such data is being presented for analysis purposes only.

(amounts in thousands, except per share data)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Combined Fiscal 2002
Net sales	$778,944	$737,183	$1,040,028	$961,780	$931,833
Cost of goods sold, buying and occupancy costs	524,124	479,715	682,939	673,896	698,397

Gross profit	254,820	257,468	357,089	287,884	233,436
Selling, general and administrative expenses	187,034	194,028	262,201	232,379	234,077

Operating income (loss)	67,786	63,440	94,888	55,505	(641)
Interest expense, net	4,385	7,686	9,256	10,728	2,011
Accrued redeemable preferred stock dividends	—	2,703	2,703	—	—
Loss on modification and extinguishment of debt	—	2,034	2,034	1,194	—
Loss on derivative instrument	—	29,398	29,398	—	—

Income (loss) before income taxes	63,401	21,619	51,497	43,583	(2,652)
Provision (benefit) for income taxes	25,517	22,192	34,059	18,557	(947)

Net income (loss)	37,884	(573)	17,438	25,026	(1,705)
Accrued redeemable preferred stock dividends	—	—	—	8,363	1,419

Net income (loss) available for common stockholders	$37,884	$(573)	$17,438	$16,663	$(3,124)

Net income (loss) per common share:
Basic	$0.70	$(0.01)	$0.37	$0.38	$(0.07)
Diluted	$0.66	$(0.01)	$0.33	$0.31	$(0.07)
Weighted average shares outstanding:
Basic	53,764	45,505	47,323	43,761	43,760
Diluted	57,182	45,505	52,726	53,792	43,760

	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Combined Fiscal 2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	67.3%	65.1%	65.7%	70.1%	74.9%

Gross profit	32.7%	34.9%	34.3%	29.9%	25.1%
Selling, general and administrative expenses	24.0%	26.3%	25.2%	24.2%	25.1%

Operating income	8.7%	8.6%	9.1%	5.7%	—
Interest expense, net	0.6%	1.0%	0.9%	1.1%	0.2%
Accrued redeemable preferred stock dividends	—	0.4%	0.3%	—	—
Loss on modification and extinguishment of debt	—	0.3%	0.2%	0.1%	—
Loss on derivative instrument	—	4.0%	2.8%	—	—

Income (loss) before income taxes	8.1%	2.9%	4.9%	4.5%	(0.2)%
Provision (benefit) for income taxes	3.2%	3.0%	3.2%	1.9%	(0.1)%

Net income (loss)	4.9%	(0.1)%	1.7%	2.6%	(0.1)%
Accrued redeemable preferred stock dividends	—	—	—	0.9%	0.2%

Net income (loss) available for common stockholders	4.9%	(0.1)%	1.7%	1.7%	(0.3)%

	Nine months ended October 29, 2005		Nine months ended October 30, 2004		Fiscal Year 2004		Fiscal Year 2003		Combined Fiscal 2002
	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet
Stores open, beginning of period	476	3,189,770	468	3,318,466	468	3,318,466	493	3,594,372	522	3,823,213
New stores	40	176,338	22	95,198	26	115,487	5	21,321	2	10,136
Acquired stores	14	38,760	—	—	—	—	—	—	—	—
Closed stores	(7)	(42,739)	(4)	(26,101)	(18)	(131,253)	(30)	(236,394)	(31)	(212,607)
Net impact of remodeled stores on selling square feet	—	(55,879)	—	(93,685)	—	(112,930)	—	(60,833)	—	(26,370)

Stores open, end of period	523	3,306,250	486	3,293,878	476	3,189,770	468	3,318,466	493	3,594,372

(dollars in thousands, except square foot data)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Combined Fiscal 2002
Selected operating data (at period end):
Comparable store sales increase	0.5%	11.7%	7.2%	5.3%	1.7%
Total net sales growth (decrease)	5.7%	11.7%	8.1%	3.2%	(0.9)%
Net sales per average selling square foot(1)	$240	$223	$320	$278	$251
Net sales per average store(2)	$1,558	$1,545	$2,203	$2,000	$1,834
Average selling square footage per store(3)	6,322	6,778	6,701	7,091	7,291

(1)
Net sales per average selling square foot is defined as net sales divided by the average of beginning and end of period selling square feet.

(2)
Net sales per average store is defined as net sales divided by the average of beginning and end of period number of stores.

(3)
Average selling square foot per store is defined as end of period selling square feet divided by end of period number of stores.

Nine Months Ended October 29, 2005 Compared to Nine Months Ended October 30, 2004

        Net Sales.    Net sales for the nine months ended October 29, 2005 increased 5.7% to $778.9 million, as compared to $737.2 million for the nine months ended October 30, 2004. The increase is attributable to a $3.8 million, or 0.5%, increase in comparable store sales and a $37.9 million, or 150.1%, increase in non-comparable store sales. In the comparable store base, average dollar sale per transaction increased 3.6%, while transactions per average store declined 2.7%, as compared to last year. The increase in non-comparable store sales for the nine months ended October 29, 2005 was primarily driven by new stores that had not been open for 13 full fiscal months as of October 29, 2005, and therefore were not included in the comparable store base, and sales from the JasmineSola stores acquired on July 19, 2005.

        Gross Profit.    Gross profit decreased $2.7 million to $254.8 million, or 32.7% of net sales, for the nine months ended October 29, 2005, as compared to $257.5 million, or 34.9% of net sales, for the nine months ended October 30, 2004. The decrease in gross profit as a percentage of net sales is primarily due to lower merchandise margins in the three months ended October 29, 2005 as a result of increased cancellations and markdowns on fall merchandise. In addition, buying and occupancy costs increased as a percentage of net sales due to increasing rental costs on an average square foot basis for new and remodeled stores and negative comparable store sales during the three months ended October 29, 2005.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $7.0 million to $187.0 million, or 24.0% of net sales, for the nine months ended October 29, 2005, as compared to $194.0 million, or 26.3% of net sales, for the nine months ended October 30, 2004. The nine months ended October 30, 2004 included charges of $6.1 million related to the terminated advisory services agreement with Bear Stearns Merchant Manager II, LLC and $4.3 million related to a one-time grant of stock options to certain key executives. Since the termination of the advisory services agreement in October 2004, we no longer incur such fees. The absence of the advisory services and stock option related charges in the nine months ended October 29, 2005 was partially offset by a $4.2 million increase in store selling expenses, as compared to last year, which is attributable to new stores.

        Operating Income.    Operating income increased $4.4 million to $67.8 million, or 8.7% of net sales, for the nine months ended October 29, 2005, as compared to $63.4 million, or 8.6% of net sales, for the nine months ended October 30, 2004.

        Interest Expense, Net.    Net interest expense decreased $3.3 million to $4.4 million for the nine months ended October 29, 2005, as compared to $7.7 million for the nine months ended October 30, 2004. The decrease in net interest expense is primarily due to fluctuations in borrowings and reduction in interest rates resulting from our refinancing activities on March 16, 2004 and May 19, 2004 and the repayment of the May 19, 2004 term loan in connection with our initial public offering.

        Accrued Dividends—Redeemable Preferred Stock.    On May 19, 2004, we redeemed substantially all of our Series A redeemable preferred stock. Immediately prior to the effectiveness of our initial public offering, the remaining one outstanding share of our Series A redeemable preferred stock was cancelled.

        Loss on Modification and Extinguishment of Debt.    On March 16, 2004, we repaid our $75.0 million, 10% subordinated note with proceeds from our credit facilities, which resulted in a $0.4 million charge associated with the write-off of unamortized deferred financing costs. On October 13, 2004, using approximately $75.0 million of the proceeds from our initial public offering, we repaid the May 19, 2004 term loan, which resulted in a $1.7 million charge associated with the write-off of unamortized deferred financing costs. We had no such charges during the nine months ended October 29, 2005.

        Loss on Derivative Instrument.    In connection with the repurchase of the common stock warrant on March 16, 2004 from LFAS, Inc., we entered into an agreement with LFAS, Inc. that required us to pay LFAS, Inc. an amount based on the implied equity value of our company upon a sale of our company or the consummation of a public offering. We measured the fair value of the contingent payment on March 16, 2004 and reported $16.3 million as a reduction to stockholders' equity and as a current liability. During the nine months ended October 30, 2004, we remeasured the fair value of the derivative instrument, which resulted in a charge to earnings of $29.4 million. In connection with the consummation of our initial public offering, we paid off our obligation to LFAS, Inc. in the amount of $45.7 million and, therefore, will not have incurred any such charges in the current fiscal year.

        Provision for Income Taxes.    The effective tax rate for the nine months ended October 29, 2005 was 40.2%, as compared to 102.7% for the nine months ended October 30, 2004. The higher rate incurred in the prior year period was a direct result of non-deductible amounts primarily relating to the loss on derivative instrument of $29.4 million and accrued dividends—redeemable preferred stock of $2.7 million. We incurred no such non-deductible expenses during the nine months ended October 29, 2005, which resulted in a lower effective tax rate.

        Net Income (Loss).    For the reasons discussed above, net income increased $38.5 million to $37.9 million, or 4.9% of net sales, for the nine months ended October 29, 2005, from a loss of $(0.6) million, or (0.1)% of net sales, for the nine months ended October 30, 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

        Net Sales.    Net sales for fiscal year 2004 increased 8.1% to $1,040.0 million from $961.8 million for fiscal year 2003. The increase was primarily attributable to a $67.4 million, or 7.2%, increase in comparable store sales. Comparable store sales were primarily driven by a 5.0% increase in transactions per average store and a 1.9% increase in the average dollar sale per transaction. Comparable store sales growth was strongest in wear-to-work apparel and accessory products. In fiscal year 2004, we opened 26 stores and closed 18 stores.

        Gross Profit.    Gross profit increased $69.2 million to $357.1 million, or 34.3% of net sales, during fiscal year 2004 from $287.9 million, or 29.9% of net sales, during fiscal year 2003. The increase in gross profit reflects increased initial merchandise margin, increased volume, and improved leveraging on buying and occupancy costs. In addition, the acquisition of Lerner Holding in November 2002 and the related application of purchase accounting resulted in an increase of $5.7 million in cost of goods sold, buying and occupancy costs for fiscal year 2003.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $29.8 million to $262.2 million, or 25.2% of net sales, during fiscal year 2004 from $232.4 million, or 24.2% of net sales, during fiscal year 2003. This increase as a percentage of net sales is primarily the result of a $4.0 million fee related to the termination of the advisory services agreement with Bear Stearns Merchant Manager II, LLC; a $5.8 million increase in share-based compensation expense primarily as a result of a one-time grant of stock options to certain key executives; and an increase in marketing expenses to support expansion of a national magazine advertising campaign. The increase as a percentage of net sales was partially offset by our ability to improve leverage on store operating expenses, which decreased as a percentage of net sales by 0.7%.

        Operating Income.    Increases in net sales and gross profit more than offset higher selling, general and administrative expenses, resulting in a $39.4 million increase in operating income to $94.9 million, or 9.1% of net sales, during fiscal year 2004 from $55.5 million, or 5.7% of net sales, in fiscal year 2003.

        Interest Expense, Net.    Net interest expense decreased $1.4 million to $9.3 million for fiscal year 2004 from $10.7 million in fiscal year 2003. The decrease in net interest expense is primarily due to fluctuations in borrowings and reduction in interest rates resulting from our refinancing activities on March 16, 2004 and May 19, 2004 and the repayment of the May 19, 2004 term loan in connection with our initial public offering.

        Accrued Dividends-Redeemable Preferred Stock.    Accrued dividends-redeemable preferred stock decreased to $2.7 million in fiscal year 2004 as compared to $8.4 million in fiscal year 2003. We used the proceeds from our May 19, 2004 term loan to redeem substantially all of our Series A redeemable preferred stock.

        In February 2004, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). In accordance with SFAS 150, we recorded accrued dividends-redeemable preferred stock as an expense in fiscal year 2004. In fiscal year 2003, we recorded accrued dividends-redeemable preferred stock as a reduction of net income available to common stockholders.

        Loss on Modification and Extinguishment of Debt.    Loss on modification and extinguishment of debt in fiscal year 2004 was $2.0 million, or 0.2% of net sales. On March 16, 2004, we repaid the $75.0 million, 10% subordinated note with proceeds from the credit facilities, which resulted in a charge of approximately

$0.4 million associated with the write off of unamortized deferred financing costs. In addition, on October 13, 2004, we used approximately $75.0 million of the proceeds from our initial public offering to repay our May 19, 2004 term loan, which resulted in a $1.7 million charge associated with the write-off of unamortized deferred financing costs.

        Loss on Derivative Instrument.    In connection with the repurchase of the common stock warrant on March 16, 2004 from LFAS, Inc., we entered into an agreement with LFAS, Inc. that required us to pay LFAS, Inc. an amount based on the implied equity value of our company upon a sale of our company or the consummation of a public offering. During fiscal year 2004, we remeasured the fair value of the derivative instrument, which resulted in a charge to earnings of $29.4 million, or 2.8% of net sales. The obligation was repaid in full on October 13, 2004 using proceeds from our initial public offering and cash on hand.

        Provision for Income Taxes.    The effective tax rate for fiscal year 2004 was 66.1% as compared to 42.6% for fiscal year 2003. The increase in rate for fiscal year 2004 is primarily due to the recording of a $29.4 million loss on a derivative instrument and $2.7 million in accrued dividends-redeemable preferred stock, both of which are non-deductible for tax purposes.

        Net Income.    For the reasons discussed above, net income decreased $7.6 million to $17.4 million for fiscal year 2004 from $25.0 million in fiscal year 2003.

Fiscal year 2003 Compared to Combined Fiscal Year 2002

        Net Sales.    For fiscal year 2003, net sales totaled $961.8 million for an increase of 3.2%, as compared to $931.8 million for combined fiscal year 2002. Of this increase, comparable store sales contributed $48.1 million, or 5.3%, which was partially offset by a decline of $18.1 million in non-comparable store sales. The comparable store sales increase was primarily driven by a 7.6% increase in the average dollar sale per transaction offset by a 2.1% decrease in the number of transactions per average store. Comparable store sales growth was strongest in wear-to-work apparel and accessory products. This increase was partially offset by lower sales in our casual assortment. The decline in non-comparable store sales was primarily attributable to the closure of unproductive older stores and new stores that operated for a partial year. In total, we operated 468 stores at fiscal year end 2003, as compared to 493 stores at fiscal year end 2002. During fiscal year 2003, we opened five new stores and closed 30 stores.

        Gross Profit.    Gross profit increased $54.5 million to $287.9 million, or 29.9% of net sales, in fiscal year 2003 from $233.4 million, or 25.1% of net sales, for combined fiscal year 2002. This increase was primarily the result of an increase in initial merchandise margin, due to increased merchandise pricing, unit cost improvements, and increased volume. Also contributing to the improvement was a $23.2 million decrease in the cost of inventory associated with the application of purchase accounting. These improvements were partially offset by an $8.2 million increase in the cost of markdowns.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses decreased $1.7 million to $232.4 million, or 24.2% of net sales in fiscal year 2003 from $234.1 million, or 25.1% of net sales, for combined fiscal year 2002. The 0.9% improvement as a percentage of net sales was due to operating leverage generated by the 5.3% increase in comparable store sales. The $1.7 million decrease is primarily due to: a decrease in one-time corporate expenses of $2.9 million related to payments by Limited Brands to key executives made in conjunction with the sale of our company in combined fiscal 2002; a $2.3 million decline in store selling expenses primarily due to store closures; and a $1.3 million decrease in marketing expenses, offset by an increase of $2.7 million in corporate expenses primarily due to increased headcount and compensation, increases in fees paid to Bear Stearns Merchant Banking of $1.8 million, and increases in letter of credit bank fees of $0.4 million.

        Operating Income (Loss).    Increased net sales, improved gross profit and lower selling, general and administrative expenses resulted in an increase in operating income of $56.1 million to $55.5 million, or 5.7% of net sales, for fiscal year 2003 from a $(0.6) million loss, or 0.0% of net sales, for combined fiscal 2002.

        Interest Expense, Net.    Net interest expense increased $8.7 million to $10.7 million in fiscal year 2003 from $2.0 million in combined fiscal 2002. This increase was due to the debt incurred to finance the acquisition of Lerner Holding from Limited Brands. Net interest expense for fiscal year 2003 represents a full year of interest expense incurred on acquisition related debt, while net interest expense for combined fiscal 2002 reflects approximately two months of interest expense.

        Loss on Modification and Extinguishment of Debt.    In December 2003, we repurchased $20.0 million of our senior subordinated notes, resulting in a $0.8 million charge. This charge consisted of a $0.2 million early termination fee and $0.6 million associated with the write-off of unamortized deferred financing costs. Additionally, in December 2003, we reduced the size of our credit facility to $90.0 million from $120.0 million. As a result of the change in the credit facility terms, we recognized $0.4 million of unamortized deferred financing costs associated with the original facility.

        Provision (Benefit) for Income Taxes.    Our effective tax rate was 42.6% in fiscal year 2003 which differed from the statutory rate primarily due to state and local taxes and non-deductible expenses. In successor 2002, the effective tax rate was 41.0% which differed from the statutory rate primarily due to state and local taxes. In predecessor 2002, we had an effective tax rate of 23.5%, which differed from the statutory rate primarily due to state and local taxes and non-deductible expenses.

        Net Income (Loss).    Due to the reasons noted above, net income increased $26.7 million to $25.0 million in fiscal year 2003, from a loss of $(1.7) million in combined fiscal 2002. As a percentage of net sales, net income increased to 2.6% in fiscal year 2003 from (0.1)% in combined fiscal 2002.

Quarterly Results and Seasonality

        We view the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during our first and fourth quarter. In fiscal year 2004, we realized approximately 24.2% and 29.1% of our net sales, 33.8% and 33.1% of our operating income and 74.5% and 103.3% of our net income during the first and fourth quarters, respectively. Any decrease in sales or margins during either of these periods in any given year could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period.

        The following tables set forth our quarterly consolidated statements of operations data for the last eight fiscal quarters and such information expressed as a percentage of net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented.

The quarterly data should be read in conjunction with the audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal Year 2005			Fiscal Year 2004				Fiscal Year 2003
	Quarter ended			Quarter ended				Quarter ended
	October 29, 2005	July 30, 2005	April 30, 2005	January 29, 2005	October 30, 2004	July 31, 2004	May 1, 2004	January 31, 2004
	(amounts in thousands, except per share amounts)
Net sales	$254,388	$254,581	$269,975	$302,845	$242,264	$242,824	$252,095	$301,935
Gross profit	74,492	82,018	98,310	99,621	85,505	80,127	91,836	100,713
Operating income	8,662	21,740	37,384	31,448	18,349	13,001	32,090	31,923
Net income (loss)	4,154	12,250	21,480	18,011	(4,630)	(8,937)	12,994	15,472
Net income (loss) available for common stockholders	$4,154	$12,250	$21,480	$18,011	$(4,630)	$(8,937)	$12,994	$13,266
Net earnings (loss) per share:
Basic	$0.08	$0.23	$0.40	$0.34	$(0.10)	$(0.20)	$0.30	$0.30
Diluted	$0.07	$0.21	$0.38	$0.32	$(0.10)	$(0.20)	$0.25	$0.23
Weighted average shares outstanding:
Basic	54,297	53,654	53,340	52,778	47,488	45,266	43,761	43,761
Diluted	57,675	57,197	56,673	56,670	47,488	45,266	52,909	56,584
	Fiscal Year 2005			Fiscal Year 2004				Fiscal Year 2003
	Quarter ended			Quarter ended				Quarter ended
(as % of net sales)	October 29, 2005	July 30, 2005	April 30, 2005	January 29, 2005	October 30, 2004	July 31, 2004	May 1, 2004	January 31, 2004
Statement of operations data
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	29.3%	32.2%	36.4%	32.9%	35.3%	33.0%	36.4%	33.4%
Operating income	3.4%	8.5%	13.9%	10.4%	7.6%	5.4%	12.7%	10.6%
Net income (loss)	1.6%	4.8%	8.0%	5.9%	(1.9)%	(3.7)%	5.2%	5.1%
Net income (loss) available for common stockholders	1.6%	4.8%	8.0%	5.9%	(1.9)%	(3.7)%	5.2%	4.4%

Liquidity and Capital Resources

        Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores, remodeling of existing stores and development of our information systems infrastructure. Historically, we have financed these requirements from internally generated cash flow. We intend to fund our ongoing capital and working capital requirements, as well as debt service obligations, primarily through cash flows from operations, supplemented by borrowings under our revolving credit facility, if needed. We are in compliance with all debt covenants and this offering is not anticipated to have any negative impact on future compliance.

        On March 16, 2004, we repurchased the common stock warrant from LFAS, Inc. for $20.0 million in cash and a $16.3 million contingent obligation, which was reported as a reduction to stockholders' equity and as a liability on the consolidated balance sheet. Subsequently, we remeasured the value of the contingent obligation, which resulted in a charge to earnings of $29.4 million for fiscal year 2004 and is reported as a loss on derivative instrument on the consolidated statement of operations. On the consolidated statement of cash flows and in the discussion below, the $20.0 million cash payment and the $16.3 million initial fair value of the contingent obligation on March 16, 2004 are reported as a reduction of cash flow from financing activities while the $29.4 million loss on derivative instrument is reported as a reduction of cash flow from operating activities.

	October 29, 2005	October 29, 2005	January 29, 2005	January 31, 2004	February 1, 2003
	(dollars in thousands)
Cash and cash equivalents	$30,027	$33,285	$85,161	$98,798	$79,824
Working capital	$68,567	$65,381	$83,105	$93,693	$84,596
	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004	Fiscal Year 2004	Fiscal Year 2003	Combined Fiscal 2002
	(dollars in thousands)
Net cash provided by (used in) operating activities	$31,187	$(7,914)	$54,293	$109,157	$59,523
Net cash used in investing activities	$(89,916)	$(42,825)	$(54,301)	$(30,317)	$(208,875)
Net cash provided by (used in) financing activities	$3,595	$(14,774)	$(13,629)	$(59,866)	$225,936

Operating Activities

        Net cash provided by operating activities was $31.2 million for the nine months ended October 29, 2005, as compared to net cash used by operating activities of $7.9 million for the nine months ended October 30, 2004. The increase in cash provided by operating activities for the nine months ended October 29, 2005, as compared to the same period last year, is primarily related to an increase in net income and changes in income taxes payable and other liabilities, partially offset by changes in accounts receivable, inventory and accounts payable. The increase in cash provided by other assets and liabilities, as compared to last year, is due to an increase in deferred rent primarily consisting of unamortized construction allowances.

        Net cash provided by operating activities was $54.3 million for fiscal year 2004, while net cash provided by operating activities was $109.2 million for fiscal year 2003, a decrease of $54.9 million. Net income was $17.4 million for fiscal year 2004 as compared to $25.0 million for fiscal year 2003. The decrease in net income in fiscal year 2004 as compared to the prior year is directly related to a $29.4 million loss on derivative instrument, which reflects the mark-to-market of the contingent obligation to LFAS, Inc. incurred on March 16, 2004 in connection with the repurchase of the common stock warrant. The obligation to LFAS, Inc. was paid on October 13, 2004 using proceeds from our initial public offering. Our obligations to LFAS, Inc. have been fully satisfied.

        In addition, the following also contributed to operating cash flow activities: inventories increased $15.2 million in fiscal year 2004 as compared to a decrease of $18.5 million in fiscal year 2003 due to a higher level of merchandise receipts prior to year-end 2004 as compared to year-end 2003; an increase in accounts payable of $26.3 million as compared to an increase of $11.8 million in fiscal year 2003, which partially offset the increase in fiscal year 2004 inventory; a decrease in income taxes payable of $10.1 million in fiscal year 2004 as compared to an increase of $10.1 million in fiscal year 2003; interest payments of $9.8 million in fiscal year 2004, in connection with the March 16, 2004 and May 19, 2004 refinancings, as compared to $2.5 million in fiscal year 2003; and $1.9 million provided by other assets and liabilities in fiscal year 2004 as compared to $10.4 million provided by other assets and liabilities in fiscal year 2003.

        Net cash provided by operating activities was $109.2 million for fiscal year 2003, while net cash provided by operating activities was $59.5 million in combined fiscal 2002, an increase of $49.7 million. The increase was primarily attributable to net income of $25.0 million in fiscal year 2003 as compared to a net loss of $(1.7) million in combined fiscal 2002; a decrease in inventory of $18.5 million in fiscal year 2003 as compared to a decrease of $43.5 million in combined fiscal 2002, primarily related to purchase accounting; an increase in accounts payable of $11.8 million in fiscal year 2003 as compared to a decrease of $7.6 million in combined fiscal 2002; non-cash interest charges of $7.6 million in fiscal year 2003 as compared to $1.4 million in combined fiscal 2002; an increase in income taxes payable of $10.1 million as compared to zero in combined fiscal 2002; a decrease in deferred income taxes of $7.7 million in fiscal year 2003 as compared to an increase of $0.8 million in combined fiscal 2002; and $10.4 million provided by changes in other assets and liabilities as compared to $9.6 million used in combined fiscal 2002.

        At the time of the acquisition of Lerner Holding from Limited Brands, we evaluated our business and identified 18 stores for closure and changes in our organization requiring the severance of six employees. We established reserves of $2.9 million for these activities. During fiscal year 2003, we paid $1.0 million for lease terminations and the closure of 17 stores and $0.7 million for employee severance. We paid $0.1 million for severance in combined fiscal 2002. The last of the 18 stores identified for closure closed in July 2004.

Investing Activities

        Cash used in investing activities was $89.9 million for the nine months ended October 29, 2005, as compared to $42.8 million of cash used in investing activities for the nine months ended October 30, 2004. These amounts exclude construction allowances, which are reported in operating activities on the consolidated statement of cash flows. The increase in cash used in investing activities is due to the acquisition of JasmineSola and increased capital expenditures related to the construction of 40 new stores and the remodeling of 40 existing stores in the nine months ended October 29, 2005, as compared to 22 new stores and 33 remodeled stores in the nine months ended October 30, 2004.

        We plan to have opened 47 new stores and remodeled 41 stores during fiscal year 2005, ending the fiscal year operating 520 stores, including 16 JasmineSola stores.

        We project total capital expenditures to be approximately $82.0 million in fiscal year 2005, as compared to $54.3 million in fiscal year 2004. These amounts exclude construction allowances. Historically, we have financed such capital expenditures with cash from operations and borrowings under our credit facility, if needed. We believe that we will continue to finance ongoing capital expenditures in this manner.

        Cash used in investing activities was $54.3 million for fiscal year 2004 as compared to $30.3 million for fiscal year 2003. The increase reflects capital expenditures related to the construction of new stores, remodeling of existing stores and converting stores to the New York & Company storefront signage. We opened 26 new stores in fiscal year 2004 and five new stores in fiscal year 2003.

        Our future capital requirements will depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. We estimate total capital expenditures and construction allowances to be approximately $82.0 million and $17.5 million, respectively, in fiscal year 2005, as compared to $54.3 million and $7.8 million, respectively, in fiscal year 2004. Construction allowances are reported as cash flow from operating activities on the consolidated statement of cash flows.

        Our cash used in investing activities was $30.3 million in fiscal year 2003 compared to $208.9 million in combined fiscal 2002. In combined fiscal 2002, $194.6 million of cash was used to fund the acquisition of Lerner Holding from Limited Brands. Capital expenditures, related primarily to the construction of new stores, remodeling of existing stores, other store capital and investments in technology, principally associated with our separation from Limited Brands and the establishment of stand-alone operations after the acquisition, were approximately $30.3 million and $14.3 million in fiscal year 2003 and combined fiscal 2002, respectively. We opened five new stores in fiscal year 2003 and two new stores in combined fiscal 2002.

Financing Activities

        Net cash provided by financing activities was $3.6 million for the nine months ended October 29, 2005, as compared to net cash used in financing activities of $14.8 million for the nine months ended October 30, 2004. Net cash provided by financing activities for the nine months ended October 29, 2005 resulted primarily from a $4.7 million tax benefit related to the exercise of stock options offset by a $1.3 million repayment of debt outstanding under the terminated JasmineSola credit facility. Net cash used in financing activities for the nine months ended October 30, 2004 consisted of the following: net proceeds of $105.4 million from our initial public offering; proceeds of $75.0 million from the credit facilities entered into on March 16, 2004; proceeds of $75.0 million from the May 19, 2004 term loan; the repayment of a $75.0 million, 10% subordinated note, plus accrued and unpaid interest; the payment of $36.3 million to repurchase the common stock warrant from LFAS, Inc.; the payment of $72.4 million to redeem substantially all of our outstanding Series A preferred stock; the repayment of the $75.0 million May 19, 2004 term loan; and the payment of $7.1 million in fees and expenses related to these transactions.

        Net cash used in financing activities was $13.6 million for fiscal year 2004 as compared to $59.9 million used in financing activities in fiscal year 2003. Net cash used in financing activities for fiscal year 2004 consisted of the following: net proceeds of $105.4 million from our initial public offering; proceeds of $75.0 million from the credit facilities entered into on March 16, 2004; proceeds of $75.0 million from the May 19, 2004 term loan; the repayment of the $75.0 million, 10% subordinated note, plus accrued and unpaid interest; $36.3 million used to repurchase from LFAS, Inc. the common stock warrant; the redemption of substantially all of our outstanding Series A preferred stock for $72.4 million; the repayment of the $75.0 million May 19, 2004 term loan, plus accrued and unpaid interest; and the payment of $7.1 million in fees and expenses related to these transactions.

        Net cash used in financing activities in fiscal year 2003 consisted of the early repayment of $20.0 million principal amount of senior subordinated notes, plus accrued and unpaid interest, as we directed our available cash flow toward repaying debt, and a $39.7 million payment related to the acquisition of Lerner Holding from Limited Brands.

        Net cash used in financing activities was $59.9 million in fiscal year 2003 compared to net cash provided by financing activities of $225.9 million in combined fiscal 2002. Combined fiscal 2002 net cash provided by financing activities primarily relates to the acquisition of Lerner Holding from Limited Brands and consisted of the following: proceeds of $64.0 million from the issuance of preferred stock and common stock; proceeds of $75.0 million from issuance of a 10% senior subordinated note to LFAS, Inc. due 2009; proceeds of $20.0 million from the issuance of senior subordinated notes; and $39.7 million payable to Limited Brands associated with a net working capital adjustment in connection with the acquisition. In addition, combined fiscal 2002 included $31.2 million of net investment by Limited Brands associated with cash funding of operations and capital expenditures.

Credit Facilities and Other Long-Term Debt

        Credit Facilities.    On January 4, 2006, our credit facilities were further amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of our existing $90.0 million revolving credit facility to March 17, 2009, and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon our financial performance. We recorded a $0.9 million charge in January 2006 related to the write-off of unamortized deferred financing fees associated with our credit facilities. Using the $37.5 million of proceeds from the new term loan plus $37.9 million of cash on hand, we prepaid in full the $75.0 million term loan plus approximately $0.1 million of accrued and unpaid interest outstanding under our existing credit facilities, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.4 million in fees related to the refinancing.

        Our credit facilities currently consist of a $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit accommodations of up to $75.0 million) and a $37.5 million term loan facility, both having a maturity date of March 17, 2009. As of October 29, 2005, we had availability under our revolving credit facility of $63.3 million, net of letter of credit accommodations outstanding of $16.0 million, as compared to availability of $54.7 million, net of letter of credit accommodations outstanding of $16.8 million, as of October 30, 2004. As of January 29, 2005, we had availability under our revolving credit facility of $40.3 million, net of letter of credit accommodations outstanding of $13.0 million, as compared to availability of $25.5 million, net of letter of credit accommodations outstanding of $25.5 million, as of January 31, 2004. The reduction in our letters of credit accommodations reflects changes in our terms with vendors.

        The revolving loans under the credit facilities bear interest, at our option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.00% and 2.00% per year, depending upon our financial performance, or the Prime rate. We pay the lenders under the revolving credit facility a monthly fee on outstanding letters of credit accommodations at a rate of between 1.00% and 1.50%, depending upon our financial performance. We pay the lenders under the revolving credit facility a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum, depending upon our financial performance. The term loan bears interest at a floating rate equal to the Eurodollar rate plus 2.50% per year. For so long as any default under the revolving credit facility continues, at the option of the agent or lenders, interest on the revolving loans may increase to 4.00% per year above the Eurodollar rate for Eurodollar rate loans and 2.00% per year above the Prime rate for all Prime rate loans, and interest on the term loan may increase to the Eurodollar rate plus 4.50% per year.

        Our credit facilities contain certain covenants, including restrictions on our ability to pay dividends on our common stock, incur additional indebtedness and to prepay, redeem or repurchase other debt. Subject to such restrictions, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. The terms of our credit facilities also subject us to certain maintenance covenants in the event our borrowing availability under our revolving credit facility, plus cash on hand, falls below $40.0 million. These covenants include maintaining a minimum trailing twelve-month EBITDA (as defined in our amended and restated credit agreement) and a maximum leverage ratio. This ratio and the calculation of EBITDA under our amended and restated credit agreement are not necessarily comparable to other similarly titled ratios and measurements of other companies due to inconsistencies in the method of calculation. In addition, in the event that our borrowing availability under our revolving credit facility, plus cash on-hand, falls below $50.0 million and we fail to maintain a minimum trailing twelve-month EBITDA (as defined in our amended and restated credit agreement), then the outstanding principal amount of the $37.5 million term loan must be prepaid down to $25.0 million, subject to certain restrictions. We are currently in compliance with the financial covenants referred to above and we expect that the offering will not have a negative impact on our complying with these covenants in the future.

        The lenders have been granted a pledge of the common stock of Lerner Holding and certain of our subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of our subsidiaries, as collateral for our obligations under the credit facilities. In addition, New York & Company, Inc. and certain of our subsidiaries have fully and unconditionally guaranteed the credit facilities, and such guarantees are joint and several.

Preferred Stock

        In connection with the acquisition of Lerner Holding from Limited Brands, we issued shares of $0.01 par value, non-voting, Series A redeemable preferred stock, which accrued dividends at 12.5% per annum. On May 19, 2004, all but one share of the preferred stock was repurchased and accrued and unpaid dividends were paid with proceeds from the May 19, 2004 term loan. The remaining one share of preferred stock was canceled immediately prior to the consummation of our initial public offering.

Cash Requirements

        We believe that cash flows from operations, our current cash balance and funds available under our credit facilities will be sufficient to meet our working capital needs and planned capital expenditures through fiscal year 2006.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Contractual Obligations

        The following table summarizes our contractual obligations as of January 29, 2005:

		Payments Due by Period
	Total obligation	Within one year	Two to three years	Four to five years	After five years
	(dollars in thousands)
Purchase obligations	$93,309	$93,309	$—	$—	$—
Long-term debt(1), (2)	75,000	—	75,000	—	—
Operating leases(3)	437,641	72,948	119,982	90,946	153,765

Total contractual obligations	$605,950	$166,257	$194,982	$90,946	$153,765

(1)
Does not include any scheduled interest payments.

(2)
Does not reflect the refinancing on January 4, 2006.

(3)
Represents future minimum lease payments under non-cancelable leases as of January 29, 2005.

Commercial Commitments

        The following table summarizes our commercial commitments as of January 29, 2005:

		Amount of Commitment Per Period(1)
	Total obligations	Within one year	Two to three years	Four to five years	After five years
	(dollars in thousands)
Trade letters of credit outstanding(2)	$1,666	$1,666	$—	$—	$—
Standby letters of credit(2)	11,360	11,360	—	—	—

Total commercial commitments	$13,026	$13,026	$—	$—	$—

(1)
Excludes purchase orders for merchandise and supplies in the normal course of business.

(2)
Issued under our revolving credit facility. At January 29, 2005, there were no outstanding borrowings under this facility.

Quantitative and Qualitative Disclosures about Market Risk

        Interest Rates.    Our market risks relate primarily to changes in interest rates. Our credit facilities carry floating interest rates that are tied to the Eurodollar rate and the Prime rate and therefore, the consolidated statements of operations and the consolidated statements of cash flows will be exposed to changes in interest rates. A 1.0% interest rate increase would increase interest expenses by $0.4 million annually. We historically have not engaged in interest rate hedging activities.

        Currency Exchange Rates.    We historically have not been exposed to currency exchange rate risks with respect to inventory purchases as such expenditures have been, and continue to be, denominated in U.S. Dollars. We purchase some of our inventory from suppliers in China, for which we pay U.S. Dollars. In July 2005, China announced that it would increase the value of the Chinese Yuan and abandon its fixed exchange rate against the U.S. Dollar to now link to a basket of world-currencies. Since July 2005, the Chinese Yuan has strengthened by approximately 2% against the U.S. Dollar. If the exchange rate of the Chinese Yuan to the U.S. Dollar continues to increase, we may experience fluctuations in the cost of inventory purchased from China and we would adjust our supply chain accordingly.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that impact the amounts reported on our consolidated financial statements and related notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets and the fair market value of assets acquired in the acquisition of Lerner Holding from Limited Brands. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting our results of operations and financial position.

        Inventory Valuation.    Inventories are valued at the lower of cost or market, on a weighted average cost basis using the retail method. We calculate inventory costs on an individual item-class level. We record a charge to cost of goods sold, buying and occupancy costs when a permanent retail price reduction is reflected in the stores. In addition, management makes estimates and judgments regarding initial markups, markdowns, future demand and market conditions. These assumptions can have a significant impact on current and future operating results and financial position. Our estimates have been historically valid. At the end of each season, goods related specifically to that season are marked down and valued at the estimated current retail value. The use of the retail method and the recording of markdowns effectively values the inventory at the lower of cost or market. In addition, an inventory loss estimate is recorded each period. These estimates are adjusted based upon physical inventories performed twice per fiscal year.

        Impairment of Long-Lived Assets.    We evaluate long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, we estimate the future cash flow expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. An impairment loss could have a material adverse impact on our financial condition and results of operations. Our evaluations for fiscal year 2004 resulted in no material asset impairment charge.

        Goodwill and Other Intangible Assets.    SFAS No. 142, "Goodwill and Other Intangible Assets," prohibits the amortization of goodwill and intangible assets with indefinite lives. We test for impairment of intangible assets annually as required by this Statement. Our intangible assets relate primarily to the New York & Company trademark, the JasmineSola trademark, and goodwill associated with the acquisition of JasmineSola on July 19, 2005. The trademarks were initially valued using the "relief from royalty method" and were determined to have an indefinite life by an independent appraiser. Management's estimate of future cash flow is based on historical experience, knowledge, and market data. These estimates can be affected by factors such as those outlined in "Cautionary Note Regarding Forward-Looking Statements and Risk Factors." An impairment loss could have a material adverse impact on our financial condition and results of operations. Our fiscal year 2004 impairment test did not result in any impairment charge and we have no reason to believe any impairment occurred during the nine months ended October 29, 2005. The values assigned to the JasmineSola trademark and goodwill associated with the acquisition of JasmineSola are preliminary and are expected to be adjusted as additional information concerning asset and liability valuations are finalized no later than July 18, 2006.

        Income Taxes.    Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to our operations. At January 29, 2005, no valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Adoption of New Accounting Standards

        In October 2005, the Financial Accounting Standards Board ("FASB") issued FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The rental costs should be included in income from continuing operations. The guidance does not change application of the maximum guarantee test in EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. Retrospective application in accordance with FASB Statement No. 154, "Accounting Changes and Error Corrections," is permitted but not required; as such, we will adopt the provisions of the FSP and apply them going forward. We currently anticipate that the adoption of this pronouncement will result in approximately $2.3 million of additional non-cash rent expense in fiscal year 2006, which prior to the adoption of this pronouncement would have been capitalized and amortized into rent expense on a straight-line basis over the life of the lease.

        In December 2004, the FASB published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain requirements of the original SFAS 123 and requires all forms of share-based payment to employees to be treated as compensation expense recognized in the consolidated statement of operations. We adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to our adoption of SFAS 123-R, we followed SFAS 123 and treated all forms of share-based payment as compensation expense recognized in the consolidated statement of operations. Therefore, the adoption of SFAS 123-R did not have a material impact on our consolidated financial statements.

        In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132-R"). SFAS 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on our consolidated financial statements.

        In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS 150, we adopted this statement in February 2004 by recording accrued dividends-redeemable preferred stock as expense in the consolidated statement of operations and as a liability in the consolidated balance sheet.

BUSINESS

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of retail stores. As of December 31, 2005, we operated 527 retail stores with 3.3 million selling square feet in 45 states, including 14 stores acquired from JasmineSola on July 19, 2005 and two new JasmineSola stores. Our target customers are primarily fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiate us from our competitors.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We position our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points, generally below those of department stores and other specialty retailers. We believe our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are located in shopping malls, lifestyle centers and off-mall locations including urban street locations.

        We were founded in 1918 and operated as a subsidiary of Limited Brands from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

  •
  Real Estate Portfolio Rationalization. Starting in 1996, we began a thorough evaluation of our store real estate portfolio in an effort to rationalize our store base through the closing of underperforming locations. We concluded that a significant number of our stores were either too large or located in undesirable locations. Since 1996, we closed 433 stores that were collectively only marginally profitable. These stores had an average size of approximately 8,300 gross square feet compared to approximately 5,500 gross square feet for our new store model. Our real estate rationalization is substantially complete.

  •
  In-House Design and Sourcing Model Implementation. Beginning in 1997, we implemented an in-house flexible, cost-effective design and sourcing model that allows us to bring a broader range of merchandise to market more rapidly and efficiently and to capitalize on current trends and fast-selling items. Concurrent with this change, all merchandise in our New York & Company stores was converted to carry the New York & Company label.

  •
  Brand Repositioning. During 2000, we completed a comprehensive brand evaluation and began a transition from the Lerner New York store name to the New York & Company brand. We made significant changes across the marketing and merchandising elements of our business, including storefront signage, packaging, in-store visuals and promotional materials. Currently, all of our stores operate under New York & Company storefront signage. Over the next several years, we intend to further modernize our brand image by remodeling a significant portion of our current New York & Company store base to create an environment that reinforces a consistent brand image, including changing the interiors of these stores from the previous format to the current black-and-white New York & Company design.

        We acquired the JasmineSola stores through the acquisition of Jasmine Company, Inc, on July 19, 2005. JasmineSola was founded in Harvard Square in 1970. We believe the stores provide women with a unique shopping experience, offering upscale and contemporary apparel, footwear and accessories from the latest sought-after brands in a boutique environment. Currently, we operate 16 JasmineSola locations in Massachusetts, Connecticut and Rhode Island.

Our Competitive Position

Established and Differentiated Brand

        We believe our customers associate the proprietary New York & Company brand with fashion, quality and value. We believe our combination of fashion-oriented apparel and accessories and attractive price points differentiates our brand from most of our competitors. We consistently communicate our brand image across all aspects of our business, including our storefronts, merchandise assortments, in-store visuals, and direct marketing and advertising. We believe that our brand differentiation is a key part of our competitive position and we expect it to increase customer loyalty and generate greater awareness with new customers.

Highly Integrated Design, Sourcing and Merchandise Management Processes

        We are able to quickly identify and react to trends that have broad appeal to our target customer base through our in-house design team and our integrated product development, testing and sourcing processes. We test our products on an ongoing basis to ensure customer demand supports order quantities prior to completing our orders. Through our long-standing vendor relationships, we have been able to source our merchandise in a manner that is cost effective, maximizes our speed to market, and facilitates rapid reorder of best-selling items. This highly integrated approach allows us to carry a merchandise assortment that addresses customer demand while minimizing inventory risk and maximizing sales and profitability.

Profitable Store Base

        We have developed what we believe to be an appealing retail store model that is highly profitable and operates successfully in a variety of shopping malls, lifestyle centers and off-mall locations including urban street locations. Our stores are designed to create an enjoyable and convenient shopping experience for the customer. We believe that our stores attract a customer demographic that is highly desirable to mall developers and landlords and can operate successfully in a wide variety of geographic locations.

Experienced Management Team

        Our senior management team has an average of 24 years of retail apparel industry experience and a proven track record of success. In addition, the senior members of each of our design and merchandising teams have an average of 23 years of retail apparel industry experience. In combination, these teams are responsible for developing and implementing our initiatives for strengthening our brand, expanding our store base, improving productivity, and building the infrastructure necessary to support our future growth.

Our Growth Strategies

Expand Our Store Base

        We plan to have opened 47 stores, including two JasmineSola stores, in fiscal year 2005, adding 205,122 selling square feet, ending the fiscal year operating 520 stores with 3.3 million selling square feet. We intend to open an additional 50 to 60 stores, including JasmineSola stores, in fiscal year 2006. During fiscal year 2005, we will have remodeled 41 stores and closed 17 stores, resulting in a reduction of 177,367 selling square feet. The reduction in non-productive selling square feet is an integral component of our program to improve productivity and profitability.

Further Penetrate Existing Accessories Product Category

        The accessories product category represented $140.3 million, or 13.5% of our fiscal year 2004 net sales, an improvement of 28% as compared to net sales of $109.2 million in fiscal year 2003. We believe expansion of this category represents a significant opportunity to increase the productivity of our store base and thereby increase sales and profits. We have successfully launched a new accessories merchandise area in several of our existing stores. We have been encouraged by the results and plan on incorporating accessories merchandise areas in connection with a portion of our new and remodeled stores. We had 53 such stores in operation as of October 29, 2005.

Enhance Brand Image and Increase Customer Loyalty

        We seek to build and enhance the recognition, appeal and reach of our New York & Company brand through our merchandise assortments, customer service, direct marketing and advertising. Our brand has gained strong recognition and endorsement by our target customers. We believe a nationally recognized brand will further drive brand awareness, merchandise sales and customer loyalty.

Further Improve Profitability

        As we continue to grow our business, we intend to maximize economies of scale and increase operational efficiencies to improve profitability. We believe our continued focus on merchandise testing, inventory turn and distribution efficiencies will generate improved profitability and maximize cash flow from operations.

Design and Merchandising

        Our product development group, led by our merchant buyers and designers, is dedicated to consistently delivering to our customers high-quality fashion apparel and accessories at competitive prices. In 1997, our product development process was reconfigured to support internal design rather than market purchase of designs. Consistent with that philosophy, our New York & Company stores carry only internally designed New York & Company brand merchandise. We have also refined our product development cycle to reduce development time and increase consumer testing prior to the completion of major purchase orders. We seek to provide our customers with key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. Our merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

        New product lines are introduced into our stores in six major deliveries each year (spring, summer, transition, fall, holiday and pre-spring) that are updated with selected new items every four to six weeks to keep the merchandise current. Product line development begins with the introduction of the design concepts, key styles and the initial assortment selection for the product line. Our designers focus on overall concepts and identify and interpret the fashion trends for the season, identifying those particular apparel items that will appeal to our target customer, designing the product line and presenting it to our merchants for review. Our merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces to guide the designers, as well as buying, testing and editing the line during the season on an ongoing basis.

Sourcing

        Our sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

        Sourcing Relationships.    We purchase apparel and accessories both from importers and directly from manufacturers. Our relationships with our direct manufacturers are supported by independent buying agents, who help coordinate our purchasing requirements with the factories. Our unit volumes, long-established vendor relationships and our knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable us to buy high-quality, low-cost goods. We source from approximately 20 countries and we are not subject to long-term production contracts with any of our vendors, manufacturers or buying agents. Our broad sourcing network allows us to meet our objectives of quality, cost, speed to market, and inventory efficiency by shifting our merchandise purchases as required, and react quickly to changing market or regulatory conditions. In fiscal year 2004, we sourced 98% of our merchandise from: Cambodia, China, Macau, Hong Kong, Dominican Republic, Guatemala, India, Indonesia, Philippines, Republic of Korea, Saipan, Sri Lanka, Taiwan, the United States and Vietnam. China, Macau and Hong Kong are our largest country sources representing 41% of purchases in fiscal year 2004.

        Quality Assurance and Compliance Monitoring.    As part of our transition services agreement with Limited Brands, we use Independent Production Services, a unit of Limited Brands, to provide us with monitoring of country of origin, point of fabrication compliance, code of business conduct and labor standards compliance, and supply chain security. In addition, all of the factories that manufacture merchandise for us sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. Our quality assurance field inspectors or IPS representatives visit each apparel factory prior to its first bulk garment production to ensure that the factory quality control associates understand and comply with our requirements. Our independent buying agents and importers also conduct in-line factory and final quality audits. Under the transition services agreement with Limited Brands, our inbound shipments are further audited by Limited Brands for visual appearance and measurement. Monthly audit reports are sent to all buying agents and factories and any factories not performing at expected levels are either put on IPS's continuous improvement plan designed to improve their quality statistics or are removed from the approved factory list.

Distribution and Logistics

        Limited Brands provides us with certain warehousing and distribution services under the transition services agreement. All of our merchandise is received, inspected, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to our store inventory planners who determine how the product should be distributed among our stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores. We believe our costs related to distribution are competitive for the apparel industry.

Stores

        As of December 31, 2005, we operated 527 stores in 45 states with an average of 6,313 selling square feet per store as compared to 6,724 selling square feet per store as of January 1, 2005. This reduction in average selling square footage is an integral component of our program to improve productivity and profitability. All of our stores are leased and are located in large population centers of the United States in shopping malls, lifestyle centers and off-mall locations including urban street locations.

Store Count by State

State	# of Stores	State	# of Stores	State	# of Stores
Alabama	12	Louisiana	9	North Dakota	1
Arizona	9	Maine	2	Ohio	23
Arkansas	1	Maryland	17	Oklahoma	4
California	48	Massachusetts	20	Oregon	1
Colorado	3	Michigan	17	Pennsylvania	30
Connecticut	10	Minnesota	9	Rhode Island	3
Delaware	1	Mississippi	7	South Carolina	12
Florida	27	Missouri	13	South Dakota	1
Georgia	19	Nebraska	3	Tennessee	9
Idaho	1	Nevada	3	Texas	44
Illinois	29	New Hampshire	1	Utah	2
Indiana	9	New Jersey	24	Virginia	18
Iowa	2	New Mexico	3	Washington	2
Kansas	1	New York	47	West Virginia	5
Kentucky	5	North Carolina	17	Wisconsin	3

				Grand Total	527

        Site Selection.    Since the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands in 2002, we have established our own dedicated real estate management team. Our real estate team is responsible for new store site selection. In selecting a specific location for a new store, we target high-traffic, prime real estate in locations with demographics reflecting concentrations of our target customers and a complementary tenant mix. Our team has currently identified a significant number of target sites in existing malls and off-mall locations with appropriate market characteristics. We opened 26 new stores in fiscal year 2004 and plan to have opened 47 new stores in fiscal year 2005. We also plan to open approximately 50 to 60 stores, including JasmineSola stores, in fiscal year 2006. We expect to fund our store openings with cash flow from operations and, if necessary, borrowings under our revolving credit facility.

        Store Display and Merchandising.    Our stores are designed to effectively display our merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. Our in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. We display complete outfits to demonstrate how our customers can combine different pieces in order to increase unit sales.

        Pricing and Promotional Strategy.    Our in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. When a line is first introduced, its fashion items are sold at full retail price, while its key items are promoted, frequently with a "2 for 1" pricing strategy to encourage multiple unit sales. Select key items are also prominently displayed in store windows at competitive prices to drive traffic into the stores.

        Inventory Management.    Our inventory management systems are designed to maximize merchandise profitability and increase inventory turns. We constantly monitor inventory turns on the selling floor and use pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. We hold four major sales events each year: our spring sale in March, our summer sale in June, our fall sale in October, and our holiday sale in January. We have a refined inventory loss prevention program that is integrated with the store operations and finance departments of our business. This program includes electronic article surveillance systems in a majority of stores as well as monitoring of merchandise returns, merchandise voids, employee sales and deposits, and educating store personnel on loss prevention.

        Field Sales Organization.    Store operations are organized into five regions and 51 districts. Each region is managed by a regional sales manager. Each regional manager is typically responsible for between 75 and 127 stores. We staff approximately 51 district managers, with each typically responsible for the sales and operations of between seven and 13 stores. Each store is typically staffed with a store manager, a co-sales manager and an assistant sales manager, as required, in addition to hourly sales associates. We have approximately 1,939 in-store managers. We seek to instill enthusiasm and dedication in our store management personnel by maintaining an incentive/bonus plan for our field managers. The program is based on monthly sales performance, effective labor management and seasonal inventory loss targets. We believe that this program effectively creates incentives for our senior field professionals and aligns their interests with the financial goals of our company. We conduct independent surveys of customer satisfaction in all major stores on a recurring basis. We evaluate merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards to ensure the quality of our customers' shopping experience.

        Store Sales Associates.    We typically employ between 7,500 and 11,000 full- and part-time store sales associates, depending on the season. We have well-established store operating policies and procedures and utilize an in-store training program for all new store employees. Detailed product descriptions are also provided to sales associates to enable them to gain familiarity with our product offerings. We offer our sales associates a discount on merchandise to encourage them to wear our apparel while on the selling floor.

Brand Building and Marketing

        We believe that our New York & Company brand is among our most important assets. Our ability to continuously evolve our brand to appeal to the changing needs and priorities of our target customer is a key source of our competitive advantage. We believe that our combination of fashion-oriented apparel, accessories and attractive price points differentiates our brand from our competitors. We consistently communicate our brand image across all aspects of our business, including product design, store merchandising and shopping environments, channels of distribution, and marketing and advertising. We continue to invest in the development of this brand through, among other things, advertising, in-store marketing, direct mail marketing, and email communications. We also make investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores, and a focus on client service.

        We believe that it is strategically important to communicate on a regular basis directly with our current client base and with potential clients, through national and regional advertising, as well as through direct mail marketing, e-mail communications and in-store presentation. We use our customer database, which includes over six million customers who have made purchases within the last twelve months, to design marketing programs to our core customers. Marketing expenditures as a percentage of sales were 2.7% during the nine months ended October 29, 2005 as compared to 3.1% during the nine months ended October 30, 2004.

Customer Credit

        We have a credit card processing agreement with a third party (the "administration company"), which provides the services of our proprietary credit card program. We allow payments on this credit card to be made in our stores as a service to our customers. The administration company owns the credit card account, with no recourse from us. All of our proprietary credit cards carry the New York & Company brand. These cards provide purchasing power to customers and additional vehicles for us to communicate product offerings. Sales on these cards comprised 28% of total net sales in fiscal year 2004.

Management Information Systems

        Management information systems are a key component of our business strategy and we are committed to utilizing technology to enhance our competitive position. Our information systems integrate data from the field sales, design, merchandising, planning and distribution, and financial reporting functions. Our core business systems consist of both purchased and internally developed software, operating on UNIX and AS400 platforms. These systems are accessed over a company-wide network and provide corporate employees with access to key business applications.

        Sales and cash deposit information are electronically collected from the stores' point-of-sale terminals on a daily basis. During this process, we also obtain information concerning inventory receipts and transmit pricing, markdown and shipment notification data. In addition, we collect customer transaction data to update our customer database. The merchandising staff and merchandise planning staff evaluate the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance our ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles, and effectively distribute new inventory to the stores.

Competition

        The retail and apparel industries are highly competitive. We have positioned our stores as a source of fashion, quality and value by providing our customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. We compete with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, raw materials, market share, retail space, finished goods, sourcing and personnel. We believe our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others. We differentiate ourselves from competitors on the basis of our fashion and proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service.

Intellectual Property

        We believe that we have all of the registered trademarks we need to protect our New York & Company, Lerner, Lerner New York, City Crepe, City Spa, City Stretch, New York Jeans and JasmineSola brands and we vigorously enforce all of our trademark rights.

        Brylane Agreement.    In 1993, Limited Brands granted Brylane, a catalog and internet sales company, a license to use various trademarks of Lerner New York, Inc. in connection with the design, manufacture, distribution and sale of apparel and accessories through mail order catalogues and on the internet. We retain all other rights to the Lerner New York trademark. The license agreement does not provide Brylane any rights to the New York & Company brand or New York & Company-branded merchandise. The Brylane license will terminate in fiscal year 2006.

Employees and Labor Relations

        Our collective bargaining agreement with Local 1102 unit of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO that was set to expire in August 2005 is under renegotiation. A signed extension agreement is in effect until March 31, 2006. Employees covered by collective bargaining agreements cover fewer than 15% of our total employees.

Properties

        All of our stores, encompassing approximately 4.2 million total gross square feet as of October 29, 2005, are leased under operating leases. The typical store lease is for a ten-year term and requires us to pay property taxes and utilities, as well as common area maintenance and marketing fees. We also lease approximately 164,083 square feet of space at our headquarters located at 450 West 33rd Street, New York,

New York under a lease which expires in 2015. We also own a parcel of land located in Brooklyn, New York on which we operate one of our leased stores.

Government Regulation

        We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We undertake to monitor changes in these laws and believe that it is in material compliance with applicable laws with respect to these practices.

        A substantial portion of our merchandise is manufactured by factories located outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. In addition, some of our imported products are eligible for certain duty-advantaged programs; for example, the North American Free Trade Agreement, the African Growth and Opportunity Act, the U.S. Caribbean Basin Trade Partnership Act and the Caribbean Basin Initiative. While importation of goods from some countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe that we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

Legal Proceedings

        A case has been filed by the Center for Environmental Health against a subsidiary of New York & Company, Lerner New York, Inc., and many other retailers of jewelry products in California. It alleges that lead in one of Lerner New York, Inc.'s jewelry products (a metal charm necklace suspended on a flexible cord) sold in California violates the state's Proposition 65 statute, which precludes the sale of products in California that results in exposure to listed chemicals absent a specified warning label. The case is a companion case to two similar cases filed by the California Attorney General and an organization called As You Sow against several retail outlets selling such jewelry.

        We were not named as a party in either of the companion cases, but the matters have been consolidated for pre-trial purposes. Violation of the statute exposes the seller to fines as well as injunctive relief. The complaint does not include a request for a specific fine amount. The case against Lerner New York, Inc. is in the process of mediation that is intended to resolve the case without substantial additional litigation.

        There are other various claims, lawsuits and pending actions against our company arising in the normal course of our business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our directors and executive officers as of December 31, 2005.

Name	Age	Position
Richard P. Crystal	60	Chairman, President, Chief Executive Officer and Director
Ronald W. Ristau	52	Chief Operating Officer, Chief Financial Officer and Director
Robert J. Luzzi	53	Executive Vice President, Creative Director
Sandra Brooslin	49	Executive Vice President, Human Resources
John DeWolf	50	Executive Vice President, Real Estate
Bodil M. Arlander	41	Director
Philip M. Carpenter III	33	Director
John D. Howard	53	Director
Richard L. Perkal	51	Director
M. Katherine Dwyer	56	Director
David H. Edwab	51	Director
Louis Lipschitz	60	Director
Arthur E. Reiner	65	Director

Prior to January 1, 2006, Robert Luzzi and John DeWolf were employed by our subsidiary, Lerner New York, Inc.

Effective January 5, 2006, the audit committee of the board of directors is comprised of M. Katherine Dwyer, Louis Lipschitz (Chairperson) and Arthur E. Reiner.

        Richard P. Crystal was named President and Chief Executive Officer in 1996 and became Chairman in 2004. Previously, Mr. Crystal had a 20 year career at R.H. Macy/Federated, including a variety of senior management positions, culminating in his serving as Chairman and Chief Executive Officer, Product Development and Specialty Retail (Aéropostale, Inc.). Mr. Crystal began his career in retailing at Stern's. He has approximately 30 years of experience in the retail industry and 17 years experience in specialty retail. Mr. Crystal holds a B.A. in history from New York University.

        Ronald W. Ristau was named our Chief Operating Officer in 2002 and had served as Executive Vice President, Operations and Administration since 1998. Mr. Ristau has also held the position of Chief Financial Officer since April 2004. Previously, Mr. Ristau was Executive Vice President and Chief Financial Officer of Revlon Consumer Products USA. Prior to that, he served at Max Factor as Vice President of Finance. Additionally, Mr. Ristau was employed at Playtex U.S. and United Technologies, and began his career in business at Peat, Marwick, Mitchell & Co. Mr. Ristau holds an M.B.A. from The Fuqua School of Business at Duke University and a B.A. from Roanoke College. Mr. Ristau is a Certified Public Accountant.

        Robert J. Luzzi was named Executive Vice President, Creative Director in 2003. Previously, Mr. Luzzi was an independent investor from 2000 to 2003 and the Senior Vice President of Creative/Design and Advertising Worldwide for Estée Lauder Inc. from 1990 to 2000. Prior to that, Mr. Luzzi ran his own design firm. Mr. Luzzi has also created visual identities for leading fragrance and cosmetics brands including Calvin

Klein, Ralph Lauren and Oscar de la Renta. Mr. Luzzi began his career in design at Grey Advertising. Mr. Luzzi holds a B.F.A. from Syracuse University.

        Sandra Brooslin was named Executive Vice President, Human Resources in 2003 and had served as Vice President, Human Resources since 2002. Previously, Ms. Brooslin was the Director of Human Resources for Victoria's Secret Direct's Executive Office and spent 10 years in Human Resources and merchandising positions with Victoria's Secret Direct and Victoria's Secret Stores. She began her career in retailing with Casual Corner. Ms. Brooslin has more than 20 years of specialty retailing experience and holds a B.A. from the University of Massachusetts.

        John DeWolf was named Executive Vice President, Real Estate in 2003. Previously, Mr. DeWolf was Senior Vice President, Development at New England Development. Prior to that, he served as Senior Vice President, Real Estate at Woolworth Corporation. Additionally, Mr. DeWolf was employed at The Disney Stores Inc. and The Limited Inc. Mr. DeWolf began his career in real estate at Pyramid Companies. Mr. DeWolf has 25 years of experience in real estate and holds a B.S. and a J.D. from Syracuse University.

        Bodil M. Arlander has served as a Director since 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of several private corporations including CamelBak Group, LLC, Hand Innovations, LLC, Seven For All Mankind, LLC, Transamerican Auto Parts (TAP Holdings, LLC) and the publicly traded company Aéropostale, Inc.

        Philip M. Carpenter III has served as a Director since 2002 and is a Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in August 2002. Previously, Mr. Carpenter was a Principal with Brockway Moran & Partners, Inc., a private equity investment firm with whom he was employed from 1998 to 2002. Prior to that, he was with the private equity investment firm Trivest, Inc. and the investment banking department of Bear, Stearns & Co. Inc. Mr. Carpenter is currently a director of Multi Packaging Solutions, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

        John D. Howard has served as a Director since 2002. He is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is the Chief Executive Officer of Bear Stearns Merchant Banking LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company. Mr. Howard has been the head of the merchant banking department of Bear, Stearns & Co. Inc. since its inception in 1997. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of several private companies and the publicly traded companies Aéropostale, Inc. and Integrated Circuit Systems, Inc.

        Richard L. Perkal has served as a Director since 2004. Mr. Perkal is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in July 2000. Prior to joining Bear, Stearns & Co. Inc., Mr. Perkal was a senior partner in the law firm of Kirkland & Ellis LLP where he headed the Washington D.C. corporate transactional practice, primarily focusing on leveraged buyouts and recapitalizations. Mr. Perkal currently serves as a director of several private corporations including CamelBak Group, LLC, Stuart Weitzman Holdings, LLC and Vitamin Shoppe Industries, Inc.

        M. Katherine Dwyer has served as a Director since 2003 and is currently the Chief Executive Officer and founder of Skinklinic, Inc., where she has been since its founding in 2001. From 2000 to 2001,

Ms. Dwyer was self-employed, working to develop Skinklinic, Inc. From 1998 to 2000 she was President of Revlon Consumer Products USA and from 1995 to 1998 she was President of Revlon Cosmetics USA. Before Revlon she held general management and marketing positions in beauty, cosmetics, hair care and skin care at the Clairol division of Bristol-Myers Squibb, Avon, Cosmair, Victoria Creations and Gillette. She was also an accountant for Price Waterhouse. In 1997, Ms. Dwyer was named Woman Achiever of the Year by Cosmetics Executive Women, and she received the group's Best New Product award for five out of six years, from 1994 to 1999. In 1998, she was named one of the 100 top women in business by Fortune Magazine. Ms. Dwyer has a B.A. from the University of Massachusetts and an M.B.A. from Boston University. She sits on the board of directors of Westpoint Stevens, Inc.

        David H. Edwab has served as a Director since 2003 and is currently the Vice Chairman of Men's Wearhouse, Inc. From 2000 until 2002 he served part time as Vice Chairman of Men's Wearhouse while holding a position as Senior Managing Director, Head of the Retail Investment Banking Group at Bear, Stearns & Co. Inc. an affiliate of Bear Stearns Merchant Banking LLC, an affiliate of the controlling shareholder of New York & Company. Mr. Edwab has worked for Men's Wearhouse for over ten years, starting as Vice President of Finance and Director in 1991 and as Chief Operating Officer from 1993 to 1997. He also served as President from 1997 to 2000 before becoming Vice Chairman of Men's Wearhouse. Before joining Men's Wearhouse, Mr. Edwab was a partner at Deloitte & Touche LLP responsible for the Southwest Corporate Finance Group and Retail Practice. He received his B.S. in finance from Fairleigh Dickinson University and is a Certified Public Accountant. He serves on the board of directors of several private corporations including Seven for All Mankind, LLC, Transamerican Auto Parts (TAP Holdings, LLC), Stuart Weitzman Holdings, LLC, Vitamin Shoppe Industries, Inc. and the publicly traded company Aéropostale, Inc.

        Louis Lipschitz has served as Director since 2005. Mr. Lipschitz retired from his position as Executive Vice President and Chief Financial Officer of Toys "R" Us, Inc. in March 2004. He joined Toys "R" Us in 1986 where he held various senior level finance positions, as well as serving as a member of the Management Executive Committee. From 1982 to 1986 Mr. Lipschitz served as Senior Vice President and Chief Financial Officer of Lerner Stores, Inc. He began his career in public accounting in 1968 with the firm of S.D. Leidesdorf & Co., which subsequently merged with Ernst & Young. He has a B.S. in Accounting from Hunter College and is a New York Certified Public Accountant. Mr. Lipschitz serves on the board of directors of Majesco Entertainment Company, Forward Industries, Inc., and New Alternatives for Children, Inc.

        Arthur E. Reiner has served as a Director since 2003 and is currently Chairman and Chief Executive Officer of Finlay Enterprises, Inc. and Finlay Fine Jewelry Corporation. Mr. Reiner joined Finlay in 1995. He became Chief Executive Officer of Finlay Enterprises in 1996 and was named Chairman in 1999. Mr. Reiner began his retailing career in 1962 at Bamberger's, then a division of R. H. Macy's and held various positions with Macy's including Chairman and Chief Executive Officer of Macy's Northeast and Macy's East until 1995. A graduate of Rutgers University, Mr. Reiner served as Chairman of the Education Foundation of the Fashion Institute of Technology from 1985 to 1995 and was named Executive Vice President in 1995. He is a member of the Board of Directors and Executive Committee of the Jewelers for Children.

SELLING STOCKHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 2005. The table reflects the beneficial ownership and sale of common stock, by (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) each of the named executive officers, (iii) each of our directors, (iv) each other stockholder selling shares in this offering and (v) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that, in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2005 are deemed outstanding.

Name of beneficial owner	Amount and nature of beneficial ownership prior to this offering(1)		Percent of class	Shares being sold in the offering, assuming no exercise of the over-allotment option	Shares being sold in the offering, assuming full exercise of the over-allotment option	Shares beneficially owned after the closing, assuming no exercise of the over-allotment option(1)		Shares beneficially owned after the closing, assuming full exercise of the over-allotment option(1)
						#	% of shares outstanding	#	% of shares outstanding
Richard P. Crystal	2,824,288	(2)	4.94%	315,000	400,000	2,509,288	4.38%	2,424,288	4.23%
Ronald W. Ristau	1,775,833	(3)	3.19%	142,000	199,600	1,633,833	2.93%	1,576,233	2.83%
Robert J. Luzzi	64,764	(4)	*	3,400	3,400	61,364	*	61,364	*
Sandra Brooslin	283,220	(5)	*	37,700	37,700	245,520	*	245,520	*
John DeWolf	247,700	(6)	*	21,930	21,930	225,770	*	225,770	*
Bodil M. Arlander	—	(7)	*	—	—	—	*	—	*
Philip M. Carpenter III	—	(8)	*	—	—	—	*	—	*
John D. Howard	38,532,888	(9)	70.84%	6,070,404	6,913,916	32,462,484	59.54%	31,618,972	57.99%
Richard L. Perkal	—	(10)	*	—	—	—	*	—	*
M. Katherine Dwyer	92,968	(11)	*	10,526	14,210	82,442	*	78,758	*
David H. Edwab	106,468	(12)	*	34,211	45,615	72,257	*	60,853	*
Louis Lipschitz	—		*	—	—	—	*	—	*
Arthur E. Reiner	113,729	(13)	*	15,000	19,800	98,729	*	93,929	*
Stephen B. Ellis	138,355	(14)	*	15,600	15,600	122,755	*	122,755	*
Kevin L. Finnegan	386,155	(15)	*	26,316	26,316	359,839	*	359,839	*
Stuart Fishman	185,156	(16)	*	20,965	20,965	164,191	*	164,191	*
Mathew A. Gluckson	156,745	(17)	*	14,474	14,474	142,271	*	142,271	*
Patricia L. Lane	152,134	(18)	*	16,140	16,140	135,994	*	135,994	*
Luciano Manganella	350,000	(19)	*	56,404	56,404	293,596	*	293,596	*
Steven N. Newman	319,418	(20)	*	37,895	37,895	281,523	*	281,523	*
William G. Voit	92,638	(21)	*	4,035	4,035	88,603	*	88,603	*
Lara Crystal 2004 Trust	138,418	(22)	*	7,000	18,000	131,418	*	120,418	*
Ian Crystal 2004 Trust	138,418	(22)	*	7,000	18,000	131,418	*	120,418	*
Jessica Crystal 2004 Trust	138,418	(22)	*	7,000	18,000	131,418	*	120,418	*
Meredith Cohen 2004 Trust	138,418	(22)	*	7,000	18,000	131,418	*	120,418	*
BSMB/NYCG LLC	38,532,888	(9)	70.84%	6,070,404	6,913,916	32,462,484	59.54%	31,618,972	57.99%
All directors and executive officers as a group (13 persons)	44,041,858		74.59%	6,650,171	7,656,171	37,391,687	63.19%	36,385,687	61.49%

*
Less than 1%.

(1)
For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 54,395,642 shares of common stock outstanding on December 31, 2005. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to its knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 450 W. 33rd Street, 5th Floor, New York, New York, 10001.

(2)
Includes 43,553 shares of common stock and 2,780,735 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 947,146 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds. Does not include 138,418 shares beneficially owned by the Lara Crystal 2004 Trust, 138,418 shares beneficially owned by the Jessica Crystal 2004 Trust, 138,418 shares beneficially owned by the Meredith Cohen 2004 Trust or 138,418 shares beneficially owned by the Ian Crystal 2004 Trust. Mr. Crystal disclaims beneficial ownership of such shares.

(3)
Includes 543,750 shares of common stock and 1,232,083 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 610,385 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(4)
Consists of 64,764 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 46,664 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(5)
Includes 188,510 shares of common stock and 94,710 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 63,137 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(6)
Includes 81,292 shares of common stock and 166,408 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 52,613 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(7)
Ms. Arlander is employed by Bear, Stearns & Co. Inc., a broker/dealer. Her address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(8)
Mr. Carpenter is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(9)
John D. Howard is employed by Bear, Stearns & Co. Inc., a broker/dealer. Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC, and The Bear Stearns Companies Inc. may be deemed to share beneficial ownership of shares owned of record by Bear Stearns Merchant Banking and BSMB/NYCG LLC. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking and BSMB/NYCG LLC, but disclaim beneficial ownership of such shares. BSMB/NYCG LLC is an affiliate of, and is controlled by, Bear Stearns Merchant Banking and an affiliate of Bear, Stearns & Co. Inc., a broker/dealer and an underwriter in this offering. Bear Stearns Merchant Banking has the right to designate seven persons to our board of directors pursuant to the stockholders agreement. BSMB/NYCG LLC acquired its shares for resale in the original acquisition transaction with Limited Brands on November 27, 2002. The business address for each stockholder identified in this footnote is 383 Madison Avenue, New York, New York 10179 and the telephone number is (212) 272-2000.

(10)
Richard L. Perkal is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

(11)
Consists of 92,968 shares of common stock issuable upon exercise of options.

(12)
Consists of 106,468 shares of common stock issuable upon exercise of options.

(13)
Consists of 113,729 shares of common stock issuable upon exercise of options.

(14)
Includes 20,000 shares of common stock and 118,355 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 47,915 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(15)
Includes 201,988 shares of common stock and 184,167 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 73,662 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(16)
Includes 79,922 shares of common stock and 105,234 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 42,089 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(17)
Includes 25,199 shares of common stock and 131,546 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 52,613 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(18)
Includes 88,996 shares of common stock and 63,138 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 42,089 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(19)
Consists of 350,000 shares of common stock.

(20)
Includes 208,921 shares of common stock and 110,497 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 73,662 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(21)
Includes 12,284 shares of common stock and 80,354 shares of common stock issuable upon exercise of options. The number of options includes options to purchase 64,283 shares of common stock that will vest upon the consummation of this offering as a result of our equity sponsor achieving a preset return on capital thresholds.

(22)
Consists of 138,418 shares of common stock.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Stockholders Agreement

        Bear Stearns Merchant Banking and certain of our senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

        The stockholders agreement provides that the parties must vote their securities in favor of the individuals nominated to the board of directors by Bear Stearns Merchant Banking; provided that each of Richard P. Crystal and Ronald W. Ristau shall be so nominated for so long as he serves as an executive officer of New York & Company. From and after the date that the stockholders party to the agreement and their transferees hold less than 50% of our outstanding common stock in the aggregate, the parties to the agreement will be obliged to vote for two individuals nominated to the board of directors by Bear Stearns Merchant Banking. Such voting obligations will terminate when Bear Stearns Merchant Banking and certain of its transferees owns less than 20% of our outstanding common stock.

        The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of our securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring us to register their shares under the Securities Act. In addition, in the event we propose to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that we effect a registration of their shares under the Securities Act.

Bear Stearns Merchant Banking Purchasing Agreement

        We are one of the portfolio companies in which Bear Stearns Merchant Banking have invested. Beginning in 2004, Bear Stearns Merchant Banking initiated a cost savings program by coordinating the purchasing activities of several portfolio companies to take advantage of volume purchase discounts that would otherwise not be available to the individual companies, including our company, if they were acting on their own. In connection with this undertaking, Bear Stearns Merchant Banking has engaged consultants and consulting firms. The consulting fees relating to these services are being charged to the participating portfolio companies based on their pro rata share of the overall cost savings achieved.

        Based upon the information received from Bear Stearns Merchant Banking in the fourth quarter of fiscal year 2005, it is estimated that our share of the consulting fees will be approximately $0.6 million; as such, we will record a consulting expense and corresponding liability for such amount during the fourth quarter of fiscal year 2005.

Bear Stearns Merchant Banking relationship with Seven for All Mankind, LLC

        Bear Stearns Merchant Banking holds an equity interest in Seven for All Mankind, LLC, a leading merchandise supplier to our newly acquired JasmineSola business. In the past year, JasmineSola purchased $0.9 million of merchandise from Seven for All Mankind, LLC.

Ernst & Young LLP

        Our independent auditors, Ernst & Young LLP ("E&Y"), have, in the past, had certain business relationships with affiliates of The Bear Stearns Companies Inc. ("Bear Stearns") that are described below. None of these arrangements involved our company, nor did they have any effect on our consolidated financial statements. The requirements of the Securities and Exchange Commission on auditor independence limit direct and material indirect business relationships between an auditor and its audit client. As a result of these business relationships between E&Y and affiliates of Bear Stearns, questions were raised regarding the independence of E&Y with respect to their audit of our company.

        In October 2001, E&Y entered into a services agreement with Bear Stearns Securities Corp. ("Bear Stearns Securities") whereby E&Y would, on a non-exclusive basis, identify Bear Stearns Securities to E&Y's personal financial consulting ("PFC") clients for custodial, brokerage, recordkeeping and performance reporting services. E&Y's PFC clients were billed for such services directly by Bear Stearns Securities. The agreement contained no provisions for payments between E&Y and Bear Stearns Securities, except for the reimbursement of certain costs incurred by E&Y in relation to non-timely delivery of performance reporting services by Bear Stearns Securities. Pursuant to those reimbursement provisions, in June 2004 E&Y received a payment from Bear Stearns Securities in the amount of $287,500 that represented a negotiated resolution of E&Y's claims for reimbursement of certain costs incurred by E&Y to obtain performance reports from another provider. E&Y received no compensation, direct or indirect, from Bear Stearns Securities or its affiliates for making referrals. On September 21, 2004, the parties terminated this agreement. Under the terms of the termination arrangements, E&Y's existing PFC clients may continue to use Bear Stearns Securities services and give E&Y access to their account records, but these relationships will be governed by contracts directly between the individual E&Y PFC client and Bear Stearns Securities. E&Y may, but is under no obligation to, continue to identify Bear Stearns Securities to E&Y's PFC clients for custodial, brokerage, recordkeeping and performance reporting services on a non-exclusive basis and such E&Y PFC client relationships will be governed by contracts directly between the individual PFC client and Bear Stearns Securities.

        This matter was reviewed by our audit committee in consultation with counsel and representatives of E&Y. The audit committee considered all relevant facts and circumstance, including E&Y's representations with respect to their relationship with affiliates of Bear Stearns and E&Y's conclusion that they were independent with respect to their audit of our company and concluded that the arrangements did not compromise E&Y's independence with respect to their audit.

        In November 2002, E&Y signed an agreement with Bear, Stearns & Co. Inc. to license, market and implement a specialized tax strategy developed by E&Y involving the repurchase of corporate debt expected to be of interest to a small number of entities. No business was ever conducted nor were any fees received or revenues recognized under the agreement and the agreement was terminated in June 2004.

        For a discussion of Bear Stearns' indirect control position with respect to us please see "Risks Related to this Offering—We are a "controlled company," and the interests in our business of our controlling stockholders may be different from yours."

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 300.0 million shares of common stock, $0.001 par value per share and 5.0 million shares of preferred stock, $0.001 par value per share.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. The holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our restated certificate of incorporation gives the holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares.

Preferred Stock

        Our restated certificate of incorporation and amended and restated bylaws include provisions for "blank check" preferred stock, as described below.

Restrictive Provisions of our Restated Certificate of Incorporation and our Stockholders Agreement or Delaware Law

        Our restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. In addition, our restated certificate of incorporation includes a provision stating that we have elected not to be governed by section 203 of the Delaware General Corporation Law which would have imposed additional requirements regarding mergers and other business combinations with significant stockholders.

        Our stockholders agreement grants voting control of the board of directors and certain other rights to Bear Stearns Merchant Banking. See "Certain Relationships and Transactions—Stockholders Agreement."

        We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "NWY".

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, based on 54,395,642 shares of common stock outstanding as of December 31, 2005, we will have 54,525,642 shares of common stock outstanding, excluding 8,417,000 shares issuable upon the exercise of stock options. 34,267,226 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of 34,090,976 shares of common stock will be free to sell any and all shares of common stock they beneficially own at various times commencing 90 days after the date of this prospectus and the holders of 176,250 shares of common stock will be free to sell immediately any and all shares of common stock they beneficially own at various times. Additional shares may be sold upon the exercise of outstanding stock options. See "Stock Options" below.

        We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

Lock-Up Agreements

        We, our executive officers, directors, each holder of 5% or more of our common stock and the selling stockholders, have agreed that, subject to limited exceptions, each will not, for a period of 90 days after the date of this prospectus, directly or indirectly:

  •
  offer, sell, agree to offer or sell any common stock;

  •
  sell any option to purchase any common stock;

  •
  purchase any option to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  otherwise enter into any swap, derivative or other transaction or arrangement that transfers, in whole or in part, any economic consequences of ownership of any common stock whether or not such transaction is to be settled by delivery of shares or other securities, in cash or other consideration without the prior written consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC. Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC may release all or a portion of the shares subject to this lock-up agreement at any time without prior notice. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements.

        Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC have advised us that they will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock and the likely impact of any waiver on the price of our common stock, and the requesting party's reason for making the request.

        Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option plan in effect at the time of the pricing of this offering and upon conversion of securities outstanding at the time of pricing of this offering and up to 5% of the number of shares of common stock then outstanding as consideration in connection with future acquisitions, provided that the recipients receiving common stock in connection with acquisitions agree to restrictions in the lock-up agreements. Individuals may transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her "immediate family," provided that the recipient agrees to the restrictions in the lock-up agreements.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 545,256 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options

        We have filed a registration statement on Form S-8 registering 12,478,079 shares of common stock subject to outstanding options or reserved for future issuance under our 2002 Stock Option Plan. As of December 31, 2005, options to purchase a total of 8,417,000 shares were outstanding and 2,496,282 shares were reserved for future issuance under the plan. Our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, is available for immediate resale in the open market.

Registration Rights

        Beginning 90 days after the date of this offering, certain holders of 32,756,080 shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 34,267,226 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Stockholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Registration Rights of Luciano Manganella

        In connection with the July 19, 2005 acquisition of JasmineSola, we entered into a registration rights agreement with Luciano Manganella dated July 19, 2005 with respect to (i) 350,000 shares of our common stock delivered at the time of the acquisition and (ii) up to 200,000 shares of our common stock to be delivered as additional consideration for the acquisition of JasmineSola based upon the achievement of certain growth targets. The registration rights agreement provides that we will file a registration statement on Form S-3 upon request with respect to such common stock, provided, however, that in connection with this offering, Mr. Manganella has agreed to the restrictions described in "Lock-Up Agreements" above. The rights granted under the agreement are subject to customary limitations, conditions and provisions, including those concerning blackout periods and indemnification.

UNDERWRITING

        We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc., Piper Jaffray & Co. and SG Cowen & Co., LLC, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.	1,750,000
Wachovia Capital Markets, LLC	1,750,000
J.P. Morgan Securities Inc	1,400,000
Piper Jaffray & Co.	1,400,000
SG Cowen & Co., LLC	700,000

Total	7,000,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Affiliates of Bear, Stearns & Co. Inc. that are selling stockholders in this offering, including Bear Stearns Merchant Banking, purchased their securities in the ordinary course of their business. At the time of purchase of their securities, those entities had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.52 per share. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount, proceeds before expenses to us and proceeds to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to 1,050,000 additional shares from the selling stockholders to cover over-allotments.

	Per Share	Without Option	With Option
Public offering price	$18.50	$129,500,000	$148,925,000
Underwriting discount	$0.85	$5,950,000	$6,842,500
Proceeds, before expenses, to New York & Company, Inc.	$17.65	$2,294,500	$2,294,500
Proceeds to the selling stockholders	$17.65	$121,255,500	$139,788,000

        The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at $0.5 million and are payable by us.

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 1,050,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

United Kingdom

        Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No Sales of Similar Securities

        We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders, subject to limited exceptions, have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC. See "Shares Eligible for Future Sale—Lock-Up Agreements."

Quotation on the New York Stock Exchange

        Our common stock is listed on the New York Stock Exchange under the symbol "NWY".

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to 1,050,000 additional shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to 1,050,000 additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Congress Financial Corporation, an affiliate of Wachovia Capital Markets, LLC, is a lender under our credit facilities.

Stockholders Agreement with Bear Stearns Merchant Banking

        Bear Stearns Merchant Banking and certain of our senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by Bear Stearns Merchant Banking serve on our board of directors; provided that each of Richard P. Crystal and Ronald W. Ristau shall be nominated for so long as he serves as an executive officer of New York & Company, Inc. From and after the date that the stockholders party to the agreement and certain of their transferees hold less than 50% of our outstanding common stock, the parties to the agreement will be obliged to vote for two individuals nominated to the board of directors by Bear Stearns Merchant Banking. Such voting obligations will terminate when Bear Stearns Merchant Banking and certain of its transferees owns less than 20% of our outstanding common stock.

        Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc., or "NASD." Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owns through its subsidiary, BSMB/NYCG LLC, 70.84% of our common stock outstanding as of December 31, 2005. In addition, BSMB/NYCG LLC is a selling stockholder and will receive more than 10% of the net proceeds from the sale of common stock in this offering. This offering is being made in compliance with the requirements of Rule 2720(c) of the NASD Conduct Rules.

Discretionary Shares

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

LEGAL MATTERS

        The validity of the shares offered hereby will be passed on for us by Kirkland & Ellis LLP, New York, New York. Certain partners at Kirkland & Ellis LLP indirectly own 152,643 of our shares through investment partnerships. The validity of the shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of New York & Company, Inc. at January 29, 2005 and January 31, 2004, and for the period from November 27, 2002 to February 1, 2003 and the years ended January 29, 2005 and January 31, 2004 and the consolidated financial statements of Lerner New York Holding Inc. for the period from February 3, 2002 to November 26, 2002, appearing in and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and incorporated by reference, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including New York and Company.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to update and supersede the earlier information. Any information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

        We incorporate by reference the following documents that we have filed with the SEC (under File No. 001-32315) and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than current reports on Form 8-K furnished under item 2.02 or item 7.01, including exhibits relating thereto, unless specifically incorporated by us) until this offering is completed:

  •
  our annual report on Form 10-K for the fiscal year ended January 29, 2005;

  •
  our proxy statement on Schedule 14A dated May 20, 2005;

  •
  our quarterly reports on Form 10-Q for the quarters ended April 30, 2005, July 30, 2005 and October 29, 2005;

  •
  our current reports on Form 8-K filed on July 20, 2005, July 25, 2005, October 7, 2005, October 12, 2005, December 23, 2005 and January 5, 2006 (under item 1.01); and

  •
  the description of our common stock contained in Item 1 of our registration statement on Form 8-A filed on October 4, 2004.

        We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: New York & Company, Inc., Attention: Ronald Ristau, 450 West 33rd Street, 5th Floor, New York, New York 10001, telephone number (212) 884-2000.

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

Page
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the year ended January 29, 2005 (Successor), the year ended January 31, 2004 (Successor), the period from November 27, 2002 (date of acquisition) to February 1, 2003 (Successor), and the period from February 3, 2002 to November 26, 2002 (Predecessor)	F-4
Consolidated Balance Sheets as of January 29, 2005 (Successor) and January 31, 2004 (Successor)	F-5

Consolidated Statements of Cash Flows for the year ended January 29, 2005 (Successor), the year ended January 31, 2004 (Successor), the period from November 27, 2002 (date of acquisition) to February 1, 2003 (Successor), and the period from February 3, 2002 to November 26, 2002 (Predecessor)	F-6

Consolidated Statements of Stockholders' Equity (Deficit) for the period from November 27, 2002 (date of acquisition) to February 1, 2003 (Successor), the year ended January 31, 2004 (Successor), and the year ended January 29, 2005 (Successor)	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Statements of Operations for the nine months ended October 29, 2005 and October 30, 2004 (unaudited)	F-37
Consolidated Balance Sheets as of October 29, 2005 and October 30, 2004 (unaudited)	F-38
Consolidated Statements of Cash Flows for the nine months ended October 29, 2005 and October 30, 2004 (unaudited)	F-39
Notes to Consolidated Financial Statements (unaudited)	F-40

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of
New York & Company, Inc.

        We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and Subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from November 27, 2002 (date of acquisition) to February 1, 2003 and for each of the two years in the period ended January 29, 2005. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and Subsidiaries at January 29, 2005 and January 31, 2004, and the consolidated results of their operations and their cash flows for the period from November 27, 2002 (date of acquisition) to February 1, 2003 and for each of the two years in the period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York	/s/ Ernst & Young LLP
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of
Lerner New York Holding, Inc.

        We have audited the accompanying consolidated statements of operations and cash flows of Lerner New York Holding, Inc. and Subsidiaries (the "Company") for the period from February 3, 2002 to November 26, 2002. Our audit also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the period from February 3, 2002 to November 26, 2002 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

New York, New York July 19, 2004, except as to Note 2, as to which the date is October 6, 2004	/s/ Ernst & Young LLP

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Fiscal year ended January 29, 2005	Fiscal year ended January 31, 2004	Period from November 27, 2002 to February 1, 2003	Period from February 3, 2002 to November 26, 2002
	(Successor)	(Successor)	(Successor)	(Predecessor)
Net sales	$1,040,028	$961,780	$225,321	$706,512
Cost of goods sold, buying and occupancy costs	682,939	673,896	182,167	516,230

Gross profit	357,089	287,884	43,154	190,282
Selling, general and administrative expenses	262,201	232,379	42,986	191,091

Operating income (loss)	94,888	55,505	168	(809)
Interest expense, net of interest income of $832, $544, $39, and $5, respectively	9,256	10,728	2,016	(5)
Accrued dividends-redeemable preferred stock	2,703	—	—	—
Loss on modification and extinguishment of debt	2,034	1,194	—	—
Loss on derivative instrument (related to LFAS, Inc. warrant)	29,398	—	—	—

Income (loss) before income taxes	51,497	43,583	(1,848)	(804)
Provision (benefit) for income taxes	34,059	18,557	(758)	(189)

Net income (loss)	17,438	25,026	(1,090)	(615)
Accrued dividends-redeemable preferred stock	—	8,363	1,419	—

Net income (loss) available for common stockholders	$17,438	$16,663	$(2,509)	$(615)

Basic earnings (loss) per share:	$0.37	$0.38	$(0.06)	$(0.01)

Diluted earnings (loss) per share:	$0.33	$0.31	$(0.06)	$(0.01)

Weighted average shares outstanding:
Basic	47,323	43,761	43,760	43,760

Diluted	52,726	53,792	43,760	43,760

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	January 29, 2005	January 31, 2004
	(Successor)	(Successor)
Assets
Current assets:
Cash and cash equivalents	$85,161	$98,798
Accounts receivable	13,069	10,866
Inventories, net	93,379	78,220
Prepaid expenses	17,875	14,908
Deferred income taxes	—	89
Other current assets	1,256	2,192

Total current assets	210,740	205,073
Property and equipment, net	100,681	66,860
Intangible assets	14,843	14,515
Deferred income taxes	—	1,882
Other assets	3,924	4,079

Total assets	$330,188	$292,409

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$74,045	$47,771
Accrued expenses	51,802	53,491
Income taxes payable	—	10,118
Deferred income taxes	1,788	—

Total current liabilities	127,635	111,380
Long-term debt	75,000	82,500
Deferred income taxes	6,698	—
Other liabilities	17,572	15,810

Total liabilities	226,905	209,690
Commitments and contingencies	—	—
Series A redeemable preferred stock, 12.5% cumulative, non-voting, par value $0.01; No Series A shares authorized or outstanding at January 29, 2005; 63 shares issued and outstanding at January 31, 2004	—	69,697
Stockholders' equity:
Common stock, voting, par value $0.001; 300,000 shares authorized; 53,283 and 45,620 shares issued and outstanding at January 29, 2005 and January 31, 2004, respectively	53	46
Additional paid-in capital	109,448	216
Less stock subscription receivable	—	(222)
Retained (deficit) earnings	(5,514)	12,982
Accumulated other comprehensive loss	(704)	—

Total stockholders' equity	103,283	13,022

Total liabilities and stockholders' equity	$330,188	$292,409

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Fiscal year ended January 29, 2005	Fiscal year ended January 31, 2004	Period from November 27, 2002 to February 1, 2003	Period from February 3, 2002 to November 26, 2002
	(Successor)	(Successor)	(Successor)	(Predecessor)
Operating activities
Net income (loss)	$17,438	$25,026	$(1,090)	$(615)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,683	13,999	2,299	21,419
Amortization of deferred financing costs	1,270	1,209	105	—
Write-off of unamortized deferred financing costs	2,034	994	—	—
Share-based compensation	5,914	120	84	—
Deferred income taxes	10,930	7,701	(758)	—
Non cash interest	—	7,586	1,432	—
Change in operating assets and liabilities:
Accounts receivable	(2,203)	(363)	4,451	(2,484)
Inventories, net	(15,159)	18,520	83,365	(39,852)
Prepaid expenses	(2,967)	291	4,771	(1,703)
Accounts payable	26,274	11,843	(19,893)	12,329
Accrued expenses	(1,689)	1,716	11,342	(6,049)
Income taxes payable	(10,118)	10,118	—	—
Change in other assets and liabilities	1,886	10,397	(4,587)	(5,043)

Net cash provided by (used in) operating activities	54,293	109,157	81,521	(21,998)
Investing activities
Capital expenditures	(54,301)	(30,317)	(1,782)	(12,446)
Acquisition of Lerner New York Holding, Inc., net of cash acquired	—	—	(194,647)	—

Net cash used in investing activities	(54,301)	(30,317)	(196,429)	(12,446)
Financing activities
Net change in investment by Parent	—	—	—	31,204
Net proceeds from initial public offering	105,400	—	—	—
Payment of offering costs related to initial public offering	(3,071)	—	—	—
Proceeds from issuance of long-term debt	150,000	—	95,000	—
Repayment of long-term debt	(157,500)	(20,180)	—	—
Payment of financing costs	(4,046)	(24)	(3,942)	—
Proceeds from issuance of common and preferred stock	—	—	64,012	—
Redemption of Series A preferred stock	(69,696)	—	—	—
Repurchase of common stock warrant	(36,271)	—	—	—
Proceeds from exercise of stock options	196	—	—	—
Tax benefit from exercise of stock options	1,310	—	—	—
Proceeds from stock subscription receivable	222	—	—	—
Purchase of treasury stock	(173)	—	—	—
(Payment) due to Limited Brands, Inc.	—	(39,662)	39,662	—

Net cash provided by (used in) financing activities	(13,629)	(59,866)	194,732	31,204
Net increase (decrease) in cash and cash equivalents	(13,637)	18,974	79,824	(3,240)
Cash and cash equivalents at beginning of period	98,798	79,824	—	7,488

Cash and cash equivalents at end of period	$85,161	$98,798	$79,824	$4,248

Cash paid during the period for interest	$9,827	$2,529	$396	$—
Cash paid during the period for taxes	$35,672	$38	$—	$—

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)
(Amounts in thousands)

	Common Stock		Treasury Stock					Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Stock Subscriptions	Retained (Deficit) Earnings
	Shares	Amount	Shares	Amount					Total
Balance at November 27, 2002	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	45,513	46	—	—	5,157	—	—	—	5,203
Share-based compensation expense	—	—	—	—	84	—	—	—	84
Issuance of common stock warrant	—	—	—	—	377	—	—	—	377
Stock subscription receivable, plus accrued interest receivable	—	—	—	—	—	(200)	—	—	(200)
Deemed dividend to Limited Brands, Inc. in excess of the predecessor's basis	—	—	—	—	(5,534)	—	(1,172)	—	(6,706)
Accrued dividends—redeemable preferred stock	—	—	—	—	—	—	(1,419)	—	(1,419)
Net loss	—	—	—	—	—	—	(1,090)	—	(1,090)

Balance at February 1, 2003	45,513	46	—	—	84	(200)	(3,681)	—	(3,751)
Issuance of common stock	107	—	—	—	12	—	—	—	12
Share-based compensation expense	—	—	—	—	120	—	—	—	120
Stock subscription receivable, plus accrued interest receivable	—	—	—	—	—	(22)	—	—	(22)
Accrued dividends—redeemable preferred stock	—	—	—	—	—	—	(8,363)	—	(8,363)
Net income	—	—	—	—	—	—	25,026	—	25,026

Balance at January 31, 2004	45,620	46	—	—	216	(222)	12,982	—	13,022
Initial public offering, net of commissions and discounts	6,667	7	—	—	105,393	—	—	—	105,400
Payment of fees related to the initial public offering	—	—	—	—	(3,071)	—	—	—	(3,071)
Purchase of treasury stock	—	—	(54)	(173)	—	—	—	—	(173)
Stock options exercised	996	—	54	173	23	—	—	—	196
Tax benefit from exercise of stock options	—	—	—	—	1,310	—	—	—	1,310
Share-based compensation expense	—	—	—	—	5,914	—	—	—	5,914
Payment of stock subscription receivable	—	—	—	—	—	222	—	—	222
Repurchase of common stock warrant	—	—	—	—	(337)	—	(35,934)	—	(36,271)
Net income	—	—	—	—	—	—	17,438	—	17,438
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	(704)	(704)

Comprehensive income, net of tax	—	—	—	—	—	—	—	—	16,734

Balance at January 29, 2005	53,283	$53	—	$—	$109,448	$—	$(5,514)	$(704)	$103,283

See accompanying notes.

New York & Company, Inc.

Notes to Consolidated Financial Statements

January 29, 2005

1.    Organization and Basis of Presentation of Financial Statements

  Formation of New York & Company, Inc.

        New York & Company, Inc. (together with its subsidiaries) is a specialty retailer of moderately-priced women's apparel and accessories in the United States, serving its customers for over 86 years. The Company designs, sources and markets its proprietary New York & Company merchandise through its national network of 476 retail stores in 44 states as of January 29, 2005, which are located primarily in major malls and lifestyle centers.

        New York & Company, Inc. formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, Inc. ("Limited Brands"), an unrelated company. Lerner Holding's wholly-owned subsidiaries consist of Lerner New York, Inc., Lernco, Inc., and Nevada Receivable Factoring, Inc. On a stand alone basis, without the consolidation of its subsidiaries, New York & Company, Inc. has no significant independent assets or operations. New York & Company, Inc. and its subsidiaries are referred to herein as the "Company." The several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (together with any affiliates through which such partnerships invest) are referred to herein as "Bear Stearns Merchant Banking."

        On November 27, 2002, New York & Company, Inc. completed the acquisition of Lerner Holding for $193.5 million plus expenses (the "acquisition"). The acquisition was accounted for under the purchase method of accounting with a partial basis adjustment. New York & Company, Inc. funded the acquisition by: (i) issuing 62,429 shares of Series A preferred stock and 45,513,140 shares of common stock to Bear Stearns Merchant Banking and members of management for $64.0 million, (ii) issuing a $75.0 million, 10% subordinated note to Limited Brands, (iii) issuing $20.0 million of senior subordinated notes, (iv) entering into a $120.0 million senior credit facility of which $4.5 million was borrowed at closing, (v) issuing a common stock warrant to LFAS, Inc., an affiliate of Limited Brands, to acquire 8,050,671 shares of common stock of the Company at a price of $0.11 per share (the "common stock warrant"), valued at $0.4 million, and (vi) a net working capital payment of $39.7 million to Limited Brands. Fees and expenses, including debt issuance costs associated with the acquisition, totaling approximately $10.0 million were paid with the equity and debt proceeds.

        The term "successor" refers to New York & Company, Inc. and all its subsidiaries following the acquisition on November 27, 2002. The term "predecessor" refers to Lerner Holding and its subsidiaries prior to being acquired by New York & Company, Inc. on November 27, 2002. Due to the effects of the acquisition on the recorded basis of assets and liabilities, the financial statements prior to and subsequent to the acquisition are not comparable.

  Basis of Presentation and Principles of Consolidation

        The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The consolidated financial statements include the accounts of the successor for the 52-weeks ended January 29, 2005 ("fiscal year 2004"), the 52-weeks ended January 31, 2004 ("fiscal year 2003"), and the period from November 27, 2002 (date of acquisition) to February 1, 2003 ("successor 2002") and the accounts of the predecessor for the period from February 3, 2002 to November 26, 2002 ("predecessor 2002"). The financial statements of the predecessor have in part been derived from the data included in the consolidated financial statements of Limited Brands for such period. All significant intercompany transactions have been eliminated in consolidation.

2.    Summary of Significant Accounting Policies

  Reclassifications

        Certain amounts in prior periods have been reclassified to conform to the current period presentation.

  Revenue Recognition

        Revenue is recognized at the time the customer takes possession of the related merchandise and the purchases are paid for, primarily with either cash or credit card. Revenue for gift certificate sales and store credits is recognized at redemption. Prior to their redemption, the gift certificates and store credits are recorded as a liability.

  Reserve for Returns

        The Company reserves for sales returns through reductions in sales and gross margin based upon historical merchandise returns experience and current sales levels.

  Cash and Cash Equivalents

        Cash and cash equivalents include all cash in banks, cash on hand, and all short-term investments with an original maturity of three months or less when purchased.

  Inventories

        Inventories are valued at the lower of cost or market on a weighted average cost basis using the retail method. The Company calculates inventory costs on an individual item-class level. The Company records a charge to cost of goods sold, buying and occupancy costs when a permanent retail price reduction is reflected in the stores. In addition, management makes estimates and judgments regarding initial markups, markdowns, future demand and market conditions. These assumptions can have a significant impact on current and future operating results and financial position. The Company's estimates have been historically valid. At the end of each season, goods related specifically to that season are marked down and valued at the estimated current retail value. The use of the retail method and the recording of markdowns effectively values the inventory at the lower of cost or market. In addition, an inventory loss estimate is recorded each period. These estimates are adjusted based upon physical inventories performed twice per fiscal year.

  Lease Accounting

        On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission issued a staff letter to the industry regarding certain operating lease and leasehold improvement accounting issues. The Company, in consultation with the audit committee of its board of directors and its independent registered public accounting firm, determined that it should change its accounting practices associated with the recognition of straight-line rent expense, the capitalization and depreciation lives of certain leasehold improvements, and the classification of construction allowances.

        Historically, the Company had recognized the straight-line rent expense for leases beginning on the earlier of the store opening date or lease commencement date, which had the effect of excluding the build-out period (or rent holiday) of its stores from the calculation of the period over which it expenses rent. The Company determined that it should include the build-out period in its calculation of straight-line rent expense in accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases" and changed its straight-line rent calculation and deferred lease liability accordingly. This impacted cost of goods sold, buying and occupancy costs in gross margin on the consolidated statement of operations.

        In addition to the above, the Company had historically depreciated leasehold improvements over a period of up to 10 years, which in a limited number of cases, largely due to remodeling activity, extended beyond the contractual lease term. The Company changed the estimated useful lives of leasehold improvements to conform to the lesser of the useful life or the contractual term of the lease, which resulted in additional depreciation expense for leasehold improvements whose useful life extends beyond their lease term. The change also impacted cost of goods sold, buying and occupancy expense in gross margin on the consolidated statement of operations.

        The Company had historically classified the unamortized portion of construction allowance received from landlord as a reduction of property and equipment on the consolidated balance sheet and as a reduction of capital expenditures on the consolidated statement of cash flows. The Company adjusted its accounting for construction allowances, to report unamortized construction allowances as a deferred lease liability on the consolidated balance sheet and as an operating activity on the consolidated statement of cash flows. In addition, construction allowances will be amortized over the related lease term as a reduction of rent expense, rather than as a reduction of depreciation expense. This change did not impact the Company's consolidated statement of operations as both depreciation and rent expense are recorded in cost of goods sold, buying and occupancy and are amortized over an identical period.

        The Company reported these lease accounting changes in the accompanying consolidated financial statements and notes to the consolidated financial statements. The Company recorded a $1.1 million one-time non-cash charge in January 2005, related to the change in straight-line rent expense to include the build-out period for stores and the change in estimated useful lives of leasehold improvements to conform to the lesser of the useful life or the contractual term of the lease. The effect of these lease accounting changes on prior years is immaterial and is included in the amount charged to January 2005.

  Deferred Rent

        The Company recognizes fixed minimum rent expense on non-cancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as a deferred lease liability. In addition, the Company recognizes unamortized construction allowances as a deferred lease liability, which is amortized over the term of the related lease as a reduction to rent expense beginning in the period they are deemed to be earned. The Company capitalizes straight-line rent expense related to the build-out period as property and equipment on the consolidated balance sheet and amortizes it as depreciation expense over the lease term commencing on the store's opening date. For contingent rent expense based upon sales, the Company estimates annual contingent rent expense and recognizes a portion each month based on actual sales. At

January 29, 2005 and January 31, 2004, deferred rent was $16.7 million and $6.9 million, respectively, and is reported in other liabilities on the consolidated balance sheets.

  Property and Equipment

        Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets.

        The estimated useful lives for financial statement purposes are as follows:

Depreciable Fixed Assets	Useful Life
Land	—
Building	20 years
Store fixtures and equipment	3-10 years
Office furniture, fixtures, and equipment	3-10 years
Leasehold improvements	Lesser of the useful life or the contractual term of the lease

  Cost of Goods Sold, Buying and Occupancy Costs

        Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for the Company's design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

  Share-Based Compensation

        In December 2004, the FASB published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain of the requirements of the original SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and requires all forms of share-based payment to employees, including employee stock options, to be treated as compensation and recognized in the consolidated statement of operations. The Company adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to the Company's adoption of SFAS 123-R, the Company followed SFAS 123 and treated all forms of share-based payments as compensation recognized in the consolidated statement of operations. Therefore, the adoption of SFAS 123-R did not have a material impact on the consolidated financial statements.

        As allowed by SFAS 123, the predecessor elected to recognize compensation expense associated with share-based awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, the predecessor did not recognize compensation expense for stock option grants when the exercise price of the option equaled or exceeded the market price of Limited Brands' common stock on the date of the grant.

        The following table illustrates the effect on net loss if the predecessor had applied the fair value recognition provisions of SFAS 123-R:

Predecessor 2002
(Amounts in thousands)
Net loss, as reported	$(615)
Add: Share-based compensation cost recorded under APB No. 25	—
Deduct: Share-based compensation cost, net of income tax calculated under SFAS 123-R	1,753

Pro forma net loss	$(2,368)

Basic loss per share:	$(0.05)

Diluted loss per share:	$(0.05)

Weighted average shares outstanding:
Basic	43,760

Diluted	43,760

        For purposes of computing the pro forma net loss, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $5.31 for grants made during predecessor 2002. The following assumptions were used for options granted during predecessor 2002:

Predecessor 2002
Expected Volatility	42%
Expected Life	4.4 years
Risk-free interest rate	3.0%
Expected Dividend Yield	2.8%

  Marketing

        Marketing costs, which consist primarily of direct mail and point-of-sale advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For the following periods, marketing costs reported in selling, general, and administrative expenses on the consolidated statements of operations were as follows:

Fiscal Period	(Amounts in thousands)
2004	$30,571
2003	$22,415
Successor 2002	$5,051
Predecessor 2002	$18,652

        As of January 29, 2005 and January 31, 2004, marketing costs reported in prepaid expenses on the consolidated balance sheets amounted to $0.7 million at each year-end.

  Pre-Opening Expenses

        Costs, such as advertising and payroll costs, incurred prior to the opening of a new store are expensed as incurred.

  Store Supplies

        The initial inventory and subsequent shipments of supplies for new stores, including, but not limited to, hangers, signage, packaging and point-of-sale supplies, are expensed as incurred by the successor.

        Prior to the acquisition, the initial shipment of selling-related supplies, including, but not limited to, hangers, signage, security tags and packaging, was capitalized at the store opening date by the predecessor. Subsequent shipments were expensed, except for new merchandise presentation programs which were capitalized. Store supplies were periodically adjusted for changes in actual quantities or costs.

  Deferred Financing Costs

        Costs related to the issuance of debt are capitalized as other assets in the consolidated balance sheets and amortized over the terms of the related debt. At January 29, 2005 and January 31, 2004, deferred financing costs were $2.4 million and $1.7 million, net of accumulated amortization of $2.2 million and $1.3 million, respectively.

  Interest Expense

        Interest expense, net of interest income, includes primarily interest related to the Company's revolving credit facility, long-term debt and amortization of deferred financing costs.

  Impairment of Long-lived Assets

        The Company evaluates the impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

  Intangible Assets

        The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

  Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables, accounts payable, and long-term debt. The carrying values of cash and cash equivalents, short-term trade receivables, and accounts payable approximate their fair value due to the short-term maturities of such items.

        At January 29, 2005, the carrying amount of long-term debt approximates its fair value due to the variable interest rate it carries. At January 31, 2004, the fair value of long-term debt was the value determined by the note repurchase agreement entered into on March 16, 2004.

  Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations.

  Comprehensive Income(Loss)

        Comprehensive income (loss) is calculated in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). At January 29, 2005, other comprehensive income (loss) consisted of a minimum pension liability adjustment of $0.7 million, net of taxes of $0.5 million. Accumulated comprehensive income is reported separately in the consolidated statement of stockholders' equity.

  Earnings Per Share

        Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options and the common stock warrant as if they were exercised. A reconciliation between basic and diluted income per share is as follows:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands, except per share amounts)
Net income (loss) available for common stockholders	$17,438	$16,663	$(2,509)	$(615)
Basic EPS
Weighted-average shares outstanding:
Basic common shares	47,323	43,761	43,760	43,760

Basic EPS	$0.37	$0.38	$(0.06)	$(0.01)

Diluted EPS
Weighted-average shares outstanding:
Basic common shares	47,323	43,761	43,760	43,760
Plus impact of stock options	4,439	3,738	—	—
Plus impact of common stock warrant	964	6,293	—	—

Diluted common shares	52,726	53,792	43,760	43,760

Diluted EPS	$0.33	$0.31	$(0.06)	$(0.01)

        There were 12,346,416 shares excluded from successor 2002 in the above table as the impact would have been antidilutive. There were no outstanding common stock equivalents during predecessor 2002.

        The Company's Board of Directors approved an 8.7484-for-one stock split of the Company's common stock that was effective October 6, 2004. In connection therewith, the authorized common stock was increased from 15,000,000, $0.01 par value to 300,000,000, $0.001 par value. All earnings per share amounts and number of shares outstanding, including all common stock equivalents, have been retroactively restated in the accompanying consolidated financial statements and notes to consolidated financial statements.

  Recently Issued Accounting Pronouncements

        In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS 150, the Company adopted this statement in February 2004 by recording accrued dividends-redeemable preferred stock as expense in the consolidated statement of operations and as a liability in the consolidated balance sheet.

        In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (Revised 2003), "Employer's Disclosure about Pensions and Other Postretirement Benefits" ("SFAS 132-R"). SFAS 132-R retains disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on the Company's consolidated financial statements.

        In December 2004, the FASB published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain of the requirements of the original SFAS 123 and requires all forms of share-based payment to employees, including employee stock options, to be treated as compensation and recognized in the consolidated statement of operations. The Company adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to the Company's adoption of SFAS 123-R, the Company followed SFAS 123 and treated all forms of share-based payments as compensation recognized in the consolidated statement of operations. Therefore, the adoption of SFAS 123-R did not have a material impact on the consolidated financial statements.

3.    Significant Risks and Uncertainties

  Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accounts requiring the use of significant estimates include inventory, income tax, sales return reserve, intangible assets, impairment of long-lived assets, and accrued expenses.

  Concentration of Risk

        The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

        The Company utilizes two major apparel suppliers, which together represented 53% of the Company's merchandise purchases during fiscal year 2004. China, Macau and Hong Kong are the Company's largest country sources representing 41% of purchases in fiscal year 2004. No individual factory represented more than 6% of the Company's merchandise purchases during fiscal year 2004. The Company believes that the loss of any one of these suppliers, which it does not anticipate, would not adversely affect the Company's operations.

4.    Acquisition

        On November 27, 2002, New York & Company, Inc. acquired all of the outstanding shares of Lerner Holding for $78.5 million in cash; a $75.0 million, 10% subordinated note to Limited Brands; a warrant to Limited Brands to acquire 8,050,671 shares of the common stock of the Company, at a price of $0.11 per share, valued at $0.4 million; and a net working capital payment due to Limited Brands in the amount of $39.7 million.

        The purchase price allocation included acquired intangible assets related to trademarks with indefinite lives. In accordance with SFAS 142, these intangible assets will not be amortized. The remaining purchase price allocation included the partial allocation of fair market value adjustments related to property and equipment, leases, and merchandise inventory. The partial allocation of fair market value to merchandise inventory resulted in an increase to the acquired cost basis of inventory of $34.5 million. Approximately $28.8 million of the $34.5 million was reported in cost of goods sold, buying and occupancy costs in successor 2002, since the related inventory was sold in that period. In the first quarter of fiscal year 2003, $5.7 million of the inventory valuation write-up was reported in cost of goods sold, buying and occupancy costs, as the remaining inventory was sold. After reflecting the Company's recent lease accounting changes, the acquisition resulted in an excess over cost of $28.6 million, which was allocated on a pro-rata basis between the Company's intellectual property and property and equipment.

        The following table summarizes the allocation of the aggregate consideration paid to the fair value of the assets acquired and liabilities assumed by the Company in connection with the acquisition:

(Amounts in thousands)
Total consideration:
Cash	$78,500
Due to Limited Brands	39,662
$75.0 million, 10% subordinated note	75,000
Warrant	377
Transaction costs	5,733
Deemed dividend to Limited Brands in excess of predecessor basis	(6,706)

$192,566

Allocation of purchase price:
Current assets	$214,541
Property and equipment	49,988
Other assets	2,637
Intellectual property	14,843
Current liabilities	(84,089)
Other liabilities	(5,354)

$192,566

        In accordance with EITF 88-16, a dividend to Limited Brands was deemed to have been paid and such amount was $6.7 million over Limited Brands' residual interest of 14.86% which was valued at the predecessor basis.

        The results of operations of Lerner Holding are included in the consolidated results of the Company from November 27, 2002.

        At February 1, 2003 and November 27, 2002, the Company's preliminary estimate for severance and lease termination costs associated with the acquisition, all of which represent cash expenditures, was approximately $5.7 million. Lease termination and other related costs of $5.0 million related to the closure of

46 retail locations that did not meet financial and strategic objectives. Employee termination costs of $0.7 million related to six staff member reductions.

        During fiscal year 2003, $1.0 million was paid for lease termination and related costs in connection with the closing of 17 stores. As management implemented its plans, the lease reserves were re-evaluated based on actual costs associated with lease terminations and the execution of the store closure plan. As a result of the re-evaluation, 28 stores included in the initial reserve will remain open until lease expiration, at which point the store will be closed. This resulted in a reduction in the lease termination cost reserve of $2.9 million, which was reflected in the finalization of the partial purchase price allocation. As of January 31, 2004, the reserve for lease termination and related costs was $1.1 million, representing one store closed in 2004. During fiscal year 2003, all employee termination plans were completed. Total cash paid for employee terminations in fiscal year 2003 and successor 2002 was $0.7 million and $0.1 million, respectively.

        The following table sets forth financial data for fiscal year 2004, fiscal year 2003, and the period February 3, 2002 to February 1, 2003 ("pro forma fiscal 2002") to give effect to the acquisition as if the acquisition was consummated on February 3, 2002:

	Fiscal Year 2004	Fiscal Year 2003	Pro forma Fiscal 2002
	(Amounts in thousands, except per share amounts)
Sales	$1,040,028	$961,780	$931,833
Net income (loss)	$17,438	$25,026	$(8,402)
Net income (loss) available for common stockholders	$17,438	$16,663	$(16,764)
Basic earnings (loss) per share	$0.37	$0.38	$(0.38)

Diluted earnings (loss) per share	$0.33	$0.31	$(0.38)

Weighted average shares outstanding:
Basic	47,323	43,761	43,760

Diluted	52,726	53,792	43,760

        There were 12,346,416 shares excluded from pro forma fiscal 2002 in the above table as the impact would have been antidilutive.

  Letters of Credit

        In connection with the acquisition, the Company assumed $39.8 million of letter of credit accommodations outstanding at the closing date under Limited Brands' credit facility with a bank. All such letters of credit are no longer outstanding.

5.    Public Offering of Common Stock

        On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively.

        Approximately $75.2 million of the net proceeds received by the Company was used to repay the $75.0 million outstanding principal amount plus accrued and unpaid interest under its new credit facility entered into on May 19, 2004 (see Long-Term Debt and Revolving Credit Facilities). The remainder of the net proceeds plus cash on hand was used to pay the $45.7 million contingent obligation due to LFAS, Inc. incurred on March 16, 2004 in connection with the repurchase of the common stock warrant and to pay a $4.0 million fee related to the termination of the advisory services agreement with Bear Stearns Merchant Manager II, LLC.

6.    Proprietary Credit Card

        The Company has a credit card processing agreement with a third party (the "administration company"), which provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made in its stores as a service to its customers. The administration company owns the credit card account, with no recourse from the Company. The Company's receivable due from the administration company at any time represents the standard processing time of approximately three days. The amount due on January 29, 2005 and January 31, 2004 was $1.6 million and $1.5 million, respectively. The Company does not have any off-balance sheet arrangements.

7.    Property and Equipment

        Property and equipment at January 29, 2005 and January 31, 2004 consist of the following:

	January 29, 2005	January 31, 2004
	(Amounts in thousands)
Land	$117	$117
Store fixtures and equipment	54,586	29,740
Office furniture, fixtures, and equipment	15,987	11,177
Leasehold improvements	60,370	37,404
Construction in progress	2,587	2,623

Total	133,647	81,061
Less accumulated depreciation	32,966	14,201

Property and equipment, net	$100,681	$66,860

        Depreciation expense amounted to approximately $20.1 million, $13.4 million, $2.2 million and $21.4 million for fiscal year 2004, fiscal year 2003, successor 2002, and predecessor 2002, respectively.

8.    Commitments and Contingencies

        A summary of rent expense is as follows:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Fixed minimum rentals	$77,406	$79,228	$14,405	$57,760
Contingent rentals	5,782	4,653	1,230	3,121

Total store rentals	83,188	83,881	15,635	60,881
Office space rentals	4,332	4,314	745	3,632
Equipment rentals	739	680	151	773

Total rental expense	$88,259	$88,875	$16,531	$65,286

Sublease rental income	$1,869	$2,145	$366	$2,103

        As of January 29, 2005, the aggregate minimum rent commitments under non-cancelable leases are as follows:

Fiscal Year	Fixed Minimum Rent	Sublease Rental Income
	(Amounts in thousands)
2005	$72,948	$933
2006	64,401	797
2007	55,581	635
2008	47,589	578
2009	43,357	441
Thereafter	153,765	415

Total	$437,641	$3,799

        As of January 29, 2005, the Company had open purchase commitments totaling approximately $93.3 million, of which $90.3 million and $3.0 million represented merchandise orders and store construction commitments, respectively.

  Legal Proceedings

        A case has been filed by the Center for Environmental Health against Lerner New York, Inc. and several other retailers of jewelry products in California. It alleges that lead in one of Lerner New York, Inc.'s jewelry products (a metal charm necklace suspended on a flexible cord) sold in California violates the state's Proposition 65 statute, which precludes the sale of products in California that result in exposures to listed chemicals absent a specified warning label. The case is a companion case to two similar cases filed by the California Attorney General and an organization called As You Sow against several retail outlets selling such jewelry. The Company has not been named as a party in either of the companion cases. Violation of the statute exposes the seller to fines as well as injunctive relief. The complaint does not include a request for a specific fine amount. The case against Lerner New York, Inc. is in the process of mediation that is intended to resolve the case without substantial additional litigation.

        There are other various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

9.    Employee Benefit Plans

  Savings and Retirement Plan

        The Company contributes to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and have attained the age of 21. Participants may contribute to the SARP an aggregate of up to 15% of their pay. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's annual salary. The Company match is 100% vested at the date earned. In addition, the Company makes a discretionary retirement contribution ranging from 3% to 8% of each participant's pay, based on pay levels. The Company's retirement contribution vests 20% per year, beginning in the third year of service.

        The Company's costs under these plans were as follows:

Fiscal Period	(Amounts in thousands)
2004	$4,337
2003	$3,803
Successor 2002	$657
Predecessor 2002	$4,711

        In connection with the acquisition, the Company terminated participation in a non-qualified supplemental retirement plan sponsored by Limited Brands. The Company assumed the liabilities of the plan, including contributions made by employees and the predecessor. The liability for the non-qualified plan amounted to $6.1 million at January 31, 2004 and is reported in other liabilities on the consolidated balance sheet. In July 2004, the Company funded and distributed the assets of the plan.

  Pension Plan

        The Company sponsors a single-employer defined benefit pension plan ("plan") covering substantially all union employees, representing approximately 11% of the Company's workforce at January 29, 2005. The plan provides retirement benefits for union employees who have attained the age of 18 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company did not contribute to the plan during fiscal year 2004 and does not anticipate the need to contribute to the plan during the twelve months ending January 28, 2006. The Company's pension plan weighted average asset allocation, by asset category, is as follows:

Asset Category	Fiscal Year 2004	Fiscal Year 2003
Equity securities	54%	55%
Fixed income	45%	42%
Cash and cash equivalents	1%	3%

        The Company's investment policy generally targets 45% to 55% in equity securities and fixed income and up to 10% in cash and cash equivalents.

        In consideration of the fund's investment goals, demographics, time horizon available for investment and the overall risk tolerance of the board of trustees (consisting of two union trustees and two employer trustees), a long-term investment objective of long-term income and growth has been adopted for the fund's assets. This is a risk-averse balanced approach that seeks long-term growth in capital along with significant current income.

        The following weighted average assumptions were used to determine benefit obligations:

	Fiscal Year 2004	Fiscal Year 2003
Discount rate	5.40%	5.75%

        The following weighted average assumptions were used to determine net periodic benefit cost:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
Discount rate	5.75%	6.65%	6.72%	7.00%
Long-term rate of return on assets	8.00%	8.00%	7.50%	7.50%

        The plan measurement date is January 31 for the determination of benefit obligations (with predecessor 2002 using a date of November 27, 2002) and February 1 through January 31 for the determination of periodic benefit costs (with predecessor 2002 using February 1, 2002 through November 26, 2002 and successor 2002 using November 27, 2002 through January 31, 2003).

        On the acquisition date, the Company re-measured the acquired accumulated benefit obligation and fair value of plan assets and recorded a prepaid pension asset for the excess of the fair value of plan assets over the accumulated benefit obligation, in accordance with SFAS No. 87, "Employers' Accounting for Pension Plans" ("SFAS 87").

        The following table provides information for the pension plan:

	Fiscal Year 2004	Fiscal Year 2003
	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation, beginning of period	$10,452	$9,702
Service cost	316	246
Interest	579	630
Actuarial loss	248	750
Benefits paid	(873)	(876)

Benefit obligation, end of period	$10,722	$10,452

Change in plan assets:
Fair value of plan assets, beginning of period	$10,478	$9,726
Actual return on plan assets	240	1,628
Benefits paid	(873)	(876)

Fair value of plan assets, end of period	$9,845	$10,478

Funded status	$(877)	$26
Unrecognized net actuarial loss	1,177	369

Net amount recognized	$300	$395

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$—	$395
Accrued pension liability	(877)	—
Accumulated other comprehensive loss	1,177	—

Net amount recognized	$300	$395

        At January 29, 2005, the Company reported a minimum pension liability of $0.9 million due to the unfunded status of the plan. The minimum pension liability is reported in other liabilities on the consolidated balance sheet.

        Net periodic benefit cost includes the following components:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Components of net periodic benefit cost:
Service cost	$316	$246	$53	$259
Interest cost	579	630	103	534
Expected return on plan assets	(800)	(743)	(123)	(687)
Amortization of prior service cost	—	—	—	58
Recognized net actuarial gain	—	—	—	(98)

Net periodic benefit cost	$95	$133	$33	$66

        The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	(Amounts in thousands)
2005	$941
2006	927
2007	913
2008	893
2009	884
2010-2014	4,015

Total	$8,573

10.    Share-Based Compensation

        On November 27, 2002, the Company adopted a stock option plan under which it may grant non-qualified and incentive stock options to purchase up to 12,725,484 shares of the Company's common stock to executives, consultants, directors, or other key employees. Options have a maximum term of up to ten years. Upon grant, the Compensation Committee of the Board of Directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $0.1 million. Vesting provisions for both non-qualified and incentive stock options are determined by the Compensation

Committee of the Board of Directors at the date of option grants; however, subject to certain restrictions, all outstanding options may vest upon a sale of the Company.

        There were 9,084,636 options outstanding as of January 29, 2005. These options vest according to three methods: (i) 3,334,704 options vest subject to the passage of time through 2009, of which 3,164,669 were vested on January 29, 2005; (ii) 2,853,127 options vest on the basis of achieving minimum EBITDA levels of $57.2 million, $62.7 million, $69.2 million, $75.1 million, and $82.4 million on January 31, 2004, January 29, 2005, January 28, 2006, February 3, 2007, and February 2, 2008, respectively, of which 1,374,714 options were vested on January 29, 2005; and (iii) 2,896,805 options vest 100% on the date Bear Stearns Merchant Banking receives a minimum cash return on its original investment of 2.5 times if realized before November 27, 2005, with the hurdle increasing to 5.0 times if realized by November 27, 2008.

        A summary of the status of the Company's stock option plan as of January 29, 2005, January 31, 2004, and February 1, 2003 and changes during the periods ending on those dates is presented below:

	January 29, 2005		January 31, 2004		February 1, 2003
	Number of Shares	Weighted- average Exercise Price	Number of Shares	Weighted- average Exercise Price	Number of Shares	Weighted- average Exercise Price
	(Amounts in thousands, except per share amounts)
Outstanding at beginning of period	9,094	$0.11	7,596	$0.11	—	$—
Granted	1,381	5.56	1,741	0.11	7,628	0.11
Exercised	(1,050)	0.19	—	—	—	—
Forfeited	(340)	0.15	(243)	0.11	(32)	0.11

Outstanding at end of period	9,085	$0.93	9,094	$0.11	7,596	$0.11

Exercisable at end of period	4,539	$0.98	1,795	$0.11	501	$0.11

        The following table summarizes information concerning outstanding options at January 29, 2005:

Exercise Price	Number of Shares Outstanding (Amounts in thousands)	Number of Shares Exercisable (Amounts in thousands)	Weighted-average Remaining Contractual Life (years)
$ 0.11	7,732	3,563	7.9
$ 3.23	1,119	912	9.2
$17.00	234	64	9.7

        Shares reserved under the plan at January 29, 2005 amounted to 2,591,026.

        In accordance with the adoption provisions of SFAS 123-R, for compensation expense purposes, the fair value of each option granted, during the period the Company was a non-public entity, was estimated on the date granted using the Minimum-value option-pricing model for all employees and non-employee board members. In accordance with SFAS 123-R, for compensation expense purposes, the fair value of each option granted, as a public entity, is estimated on the date granted using the Black-Scholes option-pricing model for all employees and non-employee board members. The weighted-average fair value for options granted during fiscal year 2004, fiscal year 2003, and successor 2002 was $5.69, $0.13, and $0.04, respectively.

        The following assumptions were used:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002
Expected Volatility	70.0%	—	—
Expected Life	5.2 years	5.0 years	10.0 years
Risk-free interest rate	3.47%	3.00%	4.32%
Expected Dividend Yield	0%	0%	0%

        During fiscal year 2003 and successor 2002, the Company issued 107,343 and 1,771,140 shares, respectively, of its common stock to employees in exchange for cash and promissory notes, subject to partial-recourse. The shares issued for promissory notes were held as collateral against the repayment of such notes, which occurred on May 19, 2004. The fair value of the compensation expense was estimated on the date the common stock was issued using the Black-Scholes option-pricing model, which resulted in a compensation charge of approximately ten thousand dollars and seventy thousand dollars during fiscal year 2003 and successor 2002, respectively.

        The total share-based compensation expense, including amounts in the preceding paragraph and share-based compensation expense attributable to the 1,381,102, 1,740,739, and 7,627,669 options granted in fiscal year 2004, fiscal year 2003, and successor 2002, respectively, was $5.9 million, $0.1 million, and $0.1 million, respectively. The Company recognized a tax benefit in the consolidated statement of operations related to share-based compensation of $2.0 million in fiscal year 2004. The Company recognized no such tax benefit in the preceding years. Unamortized share-based compensation expense at January 29, 2005 was $2.3 million and will be amortized on a straight-line basis over the remaining vesting period of the outstanding options. The weighted average remaining vesting period for options outstanding at January 29, 2005 is 2 years.

        Included in share-based compensation expense reported in fiscal year 2004 are the following:

        Concurrently upon entering into the new credit facility on May 19, 2004, the vesting of stock options to purchase 1,854,267 shares issued pursuant to grants under the Company's stock option plan was accelerated. As a result, the Company recorded $0.4 million of compensation expense related to the accelerated vesting during fiscal year 2004.

        On May 19, 2004, certain of the Company's executive officers were granted stock options to purchase 630,663 shares of the Company's common stock at an exercise price of $3.23 per share. Such options were immediately exercisable upon grant. In connection with these grants, the Company recorded share-based compensation expense in the amount of $4.3 million during fiscal year 2004.

        The predecessor granted options to officers and key employees to participate in Limited Brands' stock option and restricted stock plans. Options have a maximum term of ten years and generally vest over periods from four to six years. The predecessor adopted the disclosure-only portions of SFAS 123.

        Restricted shares generally vest over a period from three to six years. The market value of restricted stock granted to employees is amortized ratably as compensation expense over the vesting period. Compensation expense for restricted stock granted to the employees amounted to $0.4 million in predecessor 2002.

        A summary of the status of the predecessor's share of Limited Brands' stock option plan as of November 26, 2002, and changes during the period ended on such date are presented below:

	Predecessor 2002
	Number of Shares	Weighted-Average Exercise Price
	(Amounts in thousands, except per share amounts)
Outstanding beginning of period	1,909	$13.43
Granted	229	16.93
Exercised	(172)	12.44
Forfeited	(208)	15.55

Outstanding at end of period	1,758	$13.73

Exercisable at end of period	1,296	$12.56

        In accordance with APB No. 25, no compensation expense was recorded during predecessor 2002.

        All unvested stock options and restricted shares at the date of the acquisition were canceled. All vested stock options and restricted shares at the date of the acquisition are the liability of Limited Brands.

11.    Accrued Expenses

        Accrued expenses consist of the following:

	Fiscal Year 2004	Fiscal Year 2003
	(Amounts in thousands)
Compensation and benefits	$12,513	$16,064
Gift cards and certificates	12,567	9,589
Insurance	5,134	6,814
Occupancy and related	3,464	2,581
Transition services	3,089	3,073
Reserves for exit costs	—	1,063
Construction in progress	2,139	155
Other taxes	5,326	5,064
Other accrued expenses	7,570	9,088

Total accrued expenses	$51,802	$53,491

12.    Long-Term Debt and Revolving Credit Facilities

Successor 2002

        In connection with the acquisition, on November 27, 2002, the Company issued: (i) a $75.0 million, 10% subordinated note (the "10% subordinated note") and (ii) $20.0 million of senior subordinated notes bearing interest at a rate equal to the prime rate plus 6.25% (the "$20.0 million subordinated notes"). The 10% subordinated note was issued to Limited Brands as part of the purchase price for Lerner Holding and the $20.0 million subordinated notes were issued to a lender and the proceeds were used to affect the acquisition on the closing date.

        In addition, on November 27, 2002, the Company entered into a $120.0 million senior secured revolving credit facility with a syndicate of lenders, which contains a $75.0 million letter of credit accommodation sub-limit and matures on November 27, 2005.

Fiscal Year 2003

        In December 2003, the $120.0 million revolving credit facility was amended to reduce the credit facility to $90.0 million and to modify the monthly borrowing base calculation and availability. The Company recognized a charge of $0.4 million for the write-off of unamortized deferred financing costs in connection with the modification and amendment of the credit facility, which is reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for fiscal year 2003.

        The Company repurchased the $20.0 million subordinated notes in December 2003 for $20.0 million of principal plus $0.2 million of accrued interest. This resulted in the recognition of a $0.8 million charge, consisting of a $0.2 million early termination fee and the write-off of $0.6 million in unamortized deferred financing costs associated with the $20.0 million subordinated notes. These amounts are reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for fiscal year 2003.

Fiscal Year 2004

        On March 16, 2004, certain terms of the Company's revolving credit facility were amended. The amended and restated credit facilities currently consist of a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and a three-year $75.0 million term loan facility. On December 17, 2004, the amended and restated credit facilities were further amended to reduce certain interest rates by as much as 50 basis points ("amended and restated credit facilities"), depending upon the Company's financial performance.

        The revolving loans under the amended and restated credit facilities bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.50% and 2.00% per year, depending upon the Company's financial performance, or the Prime rate. The Company pays the lenders under the revolving credit facility a monthly fee on outstanding letters of credit at a rate of between 1.00% and 1.50%, depending upon the Company's financial performance. In addition, the Company pays the lenders under the revolving credit facility a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum, depending upon the Company's financial performance. The term loan bears interest at a floating rate equal to the greater of 6.75% or the Eurodollar rate plus 5.00% per year. For so long as any default under the revolving credit facility continues, at the option of the agent or lenders, interest on the revolving loans may increase to 4.00% per year above the Eurodollar rate for Eurodollar rate loans and 2.00% per year above the Prime rate for all Prime rate loans, and interest on the term loan may increase to the greater of 8.75% or the Eurodollar rate plus 7.00% per year.

        Maximum availability for loans and letters of credit accommodations under the amended and restated credit facilities is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets, in addition to, restrictions on minimum earnings, liquidity, and coverage levels. The amended and restated credit facilities contain certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases. In addition, the amended and restated credit facilities contain restrictive covenants limiting the payment of dividends to New York & Company, Inc. by its subsidiaries, determined by the Company's (i) net income, (ii) liquidity, (iii) indebtedness, and (iv) a change in ownership of the Company. The lenders have been granted a pledge of the common stock of Lerner New York Holding, Inc. and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of its subsidiaries, as collateral for the Company's obligations under the amended and restated credit facilities. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facilities, and such guarantees are joint and several.

        On March 16, 2004, the $75.0 million term loan proceeds along with $32.2 million of cash on hand were used to: (i) repurchase from Limited Brands the 10% subordinated note for $85.0 million, which included $75.0 million of principal and all accrued and unpaid interest; (ii) repurchase from LFAS, Inc. the common stock warrant for $20.0 million, plus a contingent payment (see below); and (iii) pay $2.2 million of fees and expenses associated with the transactions. Such fees represent financing fees paid primarily to the lenders and were capitalized as deferred financing costs included in other assets on the consolidated balance sheet, to be amortized over the life of the loan. Unamortized deferred financing costs related to the 10% subordinated note in the amount of $0.4 million were written off and reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for fiscal year 2004.

        In connection with the common stock warrant repurchase, the Company entered into an agreement with LFAS, Inc., which provided, among other things, if a) on or before December 31, 2004, (i) the Company files a public offering of its common stock, or (ii) the Company is acquired and b) the related transaction value exceeds $156.8 million, the Company shall pay to LFAS, Inc. an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $156.8 million minus $4.5 million. The Company measured the fair value of this obligation on March 16, 2004, and reported $16.3 million as a reduction in stockholders' equity (deficit) and as an obligation on the consolidated balance sheet. Subsequent changes in fair value of the obligation resulted in a $29.4 million charge to earnings, which were reported on the consolidated statement of operations as a loss on derivative instrument. In connection with the consummation of the initial public offering, the Company paid LFAS, Inc. the obligation in the amount of $45.7 million.

        On May 19, 2004, Lerner New York, Inc., a subsidiary of New York & Company, Inc., entered into a new credit facility consisting of a $75.0 million term loan ("new credit facility"). The term loan proceeds were used to repurchase all but one share of the Company's $0.01 par value, non-voting, Series A redeemable preferred stock for $62.5 million, plus $12.5 million of accrued and unpaid dividends. The Company incurred $1.9 million of fees and expenses related to the transaction, which were capitalized as deferred financing costs included in other assets on the consolidated balance sheet, to be amortized over the life of the loan.

        On October 13, 2004, the Company used approximately $75.2 million of the net proceeds received from the initial public offering to repay the $75.0 million outstanding principal amount plus accrued and unpaid interest under its new credit facility. In connection with the repayment of the term loan, $1.7 million of unamortized deferred financing costs were written off and reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for fiscal year 2004.

        Commercial and standby letters of credit outstanding under the revolving credit facility at January 29, 2005 and January 31, 2004 were approximately $13.0 million and $25.5 million, respectively. As of January 29, 2005 and January 31, 2004, there were no loans outstanding under the revolving credit facility. Borrowings under the revolving credit facility are due March 16, 2007, and may be borrowed, repaid and reborrowed prior to maturity.

        The carrying amounts and fair values of debt as of January 29, 2005 and January 31, 2004, are as follows:

	January 29, 2005		January 31, 2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in thousands)
$75.0 million 10% subordinated note due 2009	$—	$—	$82,500	$82,500
$75.0 million term loan (amended and restated credit facilities)	75,000	75,000	—	—

	$75,000	$75,000	$82,500	$82,500

        At January 29, 2005 and January 31, 2004, accrued interest payable on long-term debt was $0.5 million and $1.5 million, respectively, and is reported in other liabilities on the consolidated balance sheets.

13.    Income Taxes

        Income taxes consist of:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Federal:
Current	$18,519	$8,363	$—	$(149)
Deferred	8,762	5,582	(647)	—
State and Local:
Current	4,610	2,493	—	(40)
Deferred	2,168	2,119	(111)	—

	$34,059	$18,557	$(758)	$(189)

        The approximate tax effect of items giving rise to the net deferred income tax liabilities and assets recognized in the Company's consolidated balance sheets is as follows:

	January 29, 2005	January 31, 2004
	(Amounts in thousands)
Accrued expenses	$10,784	$3,290
Fixed assets and intangible assets	(14,840)	1,519
Inventory	804	1,586
Other assets	716	676
Prepaid costs	(5,950)	(5,100)

Total deferred tax (liabilities) assets	(8,486)	1,971
Valuation allowance	—	—

Net deferred tax (liabilities) assets	$(8,486)	$1,971

        The predecessor's income tax obligations are treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. In addition, the predecessor included its deferred tax assets in its intercompany accounting with Limited Brands.

        During fiscal year 2003, the Company utilized its $19.9 million of net operating loss carryforwards which originated during successor 2002, realizing an income tax benefit of $6.5 million. As of January 29, 2005, the Company had no federal net operating loss carryforwards.

        A reconciliation of the statutory federal income tax expense is as follows:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Statutory 35% federal tax	$18,024	$15,254	$(647)	$(281)
State and local income taxes, net of federal income tax benefit	4,406	2,777	(111)	(47)
Loss on derivative instrument (related to LFAS, Inc. warrant)	10,289	—	—	—
Other, net	1,340	526	—	139

Income tax expense (benefit)	$34,059	$18,557	$(758)	$(189)

14.    Related Party Transactions

        On October 13, 2004, the Company used proceeds from its initial public offering to repay its obligation to Limited Brands in full. Limited Brands is no longer a related party to the Company.

Subsequent to the Acquisition

  Transition Service Agreements

        In conjunction with the acquisition, the Company entered a service agreement whereby Limited Brands provides services including transitional logistics and related tax, information technology, real estate, treasury and cash management, and store design and construction services as the Company establishes stand-alone operations. These agreements are for terms from 4 up to 45 months. Service costs are determined based on various methods, including customary, pass-through, percent of sales, and fixed fee billings, as required by the agreement. During fiscal year 2003, the transition service agreements, with the exception of the Technical Services and Distribution Services Agreements, terminated by contract or voluntarily by the Company. During fiscal year 2004, the Company voluntarily terminated the Technical Services Agreement.

  Lease Guarantees and Subleases

        Limited Brands guarantees approximately 109 store leases and the corporate office lease as of January 29, 2005. Limited Brands is not obligated to extend guarantees past the original lease terms and it is the Company's obligation to remove Limited Brands as guarantor on any lease extension or renewal.

        As of January 29, 2005, six stores are subject to sublease agreements ("the Store Leases Agreement") with Limited Brands for stores where the Company occupies space that Limited Brands leases from third-party landlords. Under the terms of the Store Leases Agreement, the Company is responsible for its proportionate share, based on the size of its selling space, and all costs, which consist primarily of rent; excess rent, if applicable; maintenance; taxes; and utilities.

        In connection with the acquisition, the Company entered into a covenant agreement with respect to Limited Brands' guaranteed leases, the sublease agreements, and the guarantee reimbursement obligation of the Company. The agreement contains certain restrictive covenants, including limitations on indebtedness, dividends and stock repurchases. The covenant agreement terminates upon the earliest of: (i) the date which projected guaranteed rental payments is less than $40.0 million, (ii) December 31, 2005, (iii) a letter of credit is issued to Limited Brands in an amount equal to the present value of the guaranteed leases minimum rental payments or, (iv) in connection with the acquisition or merger of the Company with another party who assumes the guarantee reimbursement obligation. The Company has not issued any letters of credit related to the guaranteed leases, the sublease agreement or the guarantee reimbursement obligation.

        The following table summarizes the related party transactions between the Company and Limited Brands and its wholly-owned subsidiaries:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Mast Industries Inc. purchases	$128,197	$109,610	$13,739	$98,810
Store leasing, construction and management	2,268	74,848	27,559	141,567
Capital expenditures	—	280	787	5,165
IT and corporate transaction	17,470	21,618	6,151	33,458
Inbound and outbound freight	20,073	23,739	3,709	20,561
Compensation and benefits	—	—	711	14,183

	$168,008	$230,095	$52,656	$313,744

        Significant purchases are made from Mast Industries, Inc. ("Mast"), a wholly-owned subsidiary of Limited Brands. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

        Included in current liabilities are amounts due to Limited Brands at January 29, 2005 and January 31, 2004, of $18.3 million and $8.1 million, respectively.

        The following table summarizes activity in the net investment by Limited Brands account for predecessor 2002:

Predecessor 2002
(Amounts in thousands)
Balance, beginning of period	$122,026
Transactions with related parties	313,744
Centralized cash management and transfers	(282,540)
Net loss	(615)

Balance, end of period	$152,615

  Advisory Services

        The Company had an advisory services agreement with Bear Stearns Merchant Manager II, LLC. The services consisted of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Under the terms of the advisory services agreement, at the closing of the acquisition, the Company paid a transaction fee equal to $4.0 million in connection with services rendered in connection with the acquisition.

        The advisory services agreement called for an annual advisory fee, payable in advance in quarterly installments, equal to the greater of $0.8 million or 2.5% of EBITDA. The Company recorded $2.4 million, $1.9 million and $0.1 million of advisory fees in selling, general and administrative expenses in fiscal year 2004, fiscal year 2003, and successor 2002, respectively. As of January 31, 2004, $0.7 million of advisory fees were included in accrued expenses. The Company paid Bear Stearns Merchant Manager II, LLC such fees in the amounts of $3.1 million, $1.0 million and $0.3 million in fiscal year 2004, fiscal year 2003 and successor 2002, respectively. Upon consummation of the initial public offering on October 13, 2004, the Company paid a $4.0 million fee related to the termination of the advisory services agreement with Bear Stearns Merchant Manager II, LLC. Bear, Stearns & Co. Inc., an affiliate of Bear Stearns Merchant Banking, served as co-lead manager of the initial public offering and received a portion of the underwriting discounts and commissions.

Prior to the Acquisition

        Transactions between the predecessor and Limited Brands and its wholly-owned subsidiaries commonly occurred in the normal course of business. Limited Brands performed various centralized services including, but not limited to human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management. The predecessor was charged by Limited Brands for corporate costs relating to these transactions and other services, using the following methodologies:

        Direct Costs—cost incurred by Limited Brands on behalf of the predecessor or a group of Limited Brands' subsidiaries that are charged directly to the predecessor. These costs are included within cost of goods sold, buying and occupancy costs and selling, general and administrative expenses in the consolidated statement of operations, as appropriate.

        Corporate overhead allocations—overhead costs not charged specifically to the predecessor are generally allocated based on the predecessor's sales and selling square feet in relation to totals for Limited Brands. These costs are included in the consolidated statement of operations as selling, general and administrative expenses. Management believes that the basis of overhead allocation utilized by Limited Brands is reasonable and consistent.

        Information with regard to other significant related party transactions is as follows:

        In predecessor 2002, the predecessor recorded an expense of $2.9 million related to payments to be made by Limited Brands to key executives for completing the sale and their retention. These payments were made between May 2003 and May 2004 and the cash funding was provided by Limited Brands. These expenses were one time payments and are included in selling, general and administrative expenses in the consolidated statement of operations.

        The predecessor participated in Limited Brands' centralized cash management system. Cash received from the predecessor's operations was transferred to Limited Brands' centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. No interest had been charged or earned on the cash management account. Under this system, the predecessor has had no external sources of financing, such as available lines of credit, as may be necessary to operate independently.

15.    Redeemable Preferred Stock

        In connection with the acquisition, the Company issued 58,257 shares of its non-voting, Series A redeemable preferred stock, $0.01 par value ("Series A preferred stock") to an investor for $58.3 million. On November 27, 2002, the Company issued 4,172 shares of Series A preferred stock to employees for $0.8 million in cash and promissory notes totaling $3.3 million. In fiscal year 2003, the Company issued 147 shares of its Series A preferred stock to employees for promissory notes totaling $0.1 million. At January 31, 2004, promissory notes, plus accrued interest income, in the amount of $2.7 million were outstanding and reported as a reduction to Series A redeemable preferred stock on the consolidated balance sheet.

        On May 19, 2004, the proceeds from the new credit facility were used to repurchase all but one share of the Company's Series A redeemable preferred stock for $62.5 million, plus $12.5 million of accrued and unpaid dividends. All outstanding promissory notes were repaid to the Company in conjunction with the closing of the new credit facility and the repurchase of the Series A preferred stock. The remaining one share of Series A preferred stock was cancelled immediately prior to the effectiveness of the initial public offering. Subsequently, the Company revised its Certificate of Incorporation to authorize 5,000,000 shares of preferred stock, $0.001 par value. At January 29, 2005 no shares of preferred stock were outstanding.

16.    Common Stock

        In connection with the acquisition, the Company issued 42,470,131 shares of its voting common stock, $0.001 par value, to an investor for $4.9 million. Additionally, the Company issued a common stock warrant to LFAS, Inc. to acquire 8,050,671 shares of the Company's common stock at a price of $0.11 per share. The fair value of the common stock warrant on the date of issuance was estimated to be $0.4 million. On November 27, 2002, the Company issued 3,043,009 shares of common stock to employees for approximately $0.1 million in cash and promissory notes totaling $0.3 million. In fiscal year 2003, the Company issued 107,343 shares of its common stock to employees for promissory notes totaling twelve thousand dollars. On May 19, 2004, all outstanding promissory notes were repaid to the Company.

        On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively. The Company is now authorized to issue 300,000,000 shares of common stock, $0.001 par value.

17.    Product Sales

        The Company operates in one business segment. Sales by product are as follows:

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
	(Amounts in thousands)
Product Sales
Women's Apparel Net Sales	$899,717	$852,569	$199,830	$637,898
Women's Accessories Net Sales	140,311	109,211	25,491	68,614

Total Company Net Sales	$1,040,028	$961,780	$225,321	$706,512

	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
Product Sales Percentage of Total Net Sales
Women's Apparel	86.5%	88.6%	88.7%	90.3%
Women's Accessories	13.5%	11.4%	11.3%	9.7%

Total Company	100.0%	100.0%	100.0%	100.0%

New York & Company, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations
(Unaudited)
(Amounts in thousands, except per share amounts)

	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004
Net sales	$778,944	$737,183
Cost of goods sold, buying and occupancy costs	524,124	479,715

Gross profit	254,820	257,468
Selling, general and administrative expenses	187,034	194,028

Operating income	67,786	63,440
Interest expense, net of interest income of $1,313, and $588, respectively	4,385	7,686
Accrued dividends-redeemable preferred stock	—	2,703
Loss on modification and extinguishment of debt	—	2,034
Loss on derivative instrument (related to LFAS, Inc. warrant)	—	29,398

Income before income taxes	63,401	21,619
Provision for income taxes	25,517	22,192

Net income (loss)	$37,884	$(573)

Basic earnings (loss) per share:	$0.70	$(0.01)

Diluted earnings (loss) per share:	$0.66	$(0.01)

Weighted average shares outstanding:
Basic	53,764	45,505

Diluted	57,182	45,505

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets
(Unaudited)
(Amounts in thousands, except per share amounts)

	October 29, 2005	October 30, 2004
Assets
Current assets:
Cash and cash equivalents	$30,027	$33,285
Accounts receivable	21,642	16,574
Inventories, net	136,772	108,316
Prepaid expenses	16,466	21,948
Other current assets	3,088	1,522

Total current assets	207,995	181,645
Property and equipment, net	154,338	96,099
Goodwill and intangible assets	41,024	14,515
Other assets	2,887	4,652

Total assets	$406,244	$296,911

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$84,762	$64,738
Accrued expenses	53,350	50,418
Income taxes payable	730	—
Deferred income taxes	586	1,108

Total current liabilities	139,428	116,264
Long-term debt	75,000	75,000
Deferred income taxes	2,282	6,696
Deferred rent and other liabilities	34,591	14,335

Total liabilities	251,301	212,295
Commitments and contingencies	—	—
Stockholders' equity:
Common stock, voting, par value $0.001; 300,000 shares authorized; 54,324 and 52,594 shares issued and outstanding, respectively	54	53
Additional paid-in capital	123,223	108,088
Retained earnings (deficit)	32,370	(23,525)
Accumulated other comprehensive loss	(704)	—

Total stockholders' equity	154,943	84,616

Total liabilities and stockholders' equity	$406,244	$296,911

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Amounts in thousands)

	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004
Operating activities
Net income (loss)	$37,884	$(573)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	17,638	13,985
Amortization/write-off of deferred financing costs	866	3,016
Share-based compensation	803	5,698
Deferred income taxes	(5,618)	9,775
Changes in operating assets and liabilities:
Accounts receivable	(8,573)	(5,708)
Inventories, net	(39,606)	(30,096)
Prepaid expenses	1,430	(7,040)
Accounts payable	8,703	16,967
Accrued expenses	1,488	(3,073)
Income taxes payable	730	(10,118)
Other assets and liabilities	15,442	(747)

Net cash provided by (used in) operating activities	31,187	(7,914)

Investing activities
Acquisition of Jasmine Company, Inc., net of cash acquired of $1,261	(21,350)	—
Capital expenditures	(68,566)	(42,825)

Net cash used in investing activities	(89,916)	(42,825)

Financing activities
Net proceeds from initial public offering	—	105,400
Payment of offering costs related to initial public offering	—	(3,071)
Proceeds from issuance of long-term debt	—	150,000
Repayment of Jasmine Company, Inc. debt acquired	(1,327)	—
Repayment of other long-term debt	—	(157,500)
Repurchase common stock warrant	—	(36,271)
Payment of financing costs	—	(4,046)
Redemption of Series A preferred stock	—	(69,696)
Tax benefit from exercise of stock options	4,679	281
Other financing activities	243	129

Net cash provided by (used in) financing activities	3,595	(14,774)

Net decrease in cash and cash equivalents	(55,134)	(65,513)
Cash and cash equivalents at beginning of period	85,161	98,798

Cash and cash equivalents at end of period	$30,027	$33,285

Supplemental disclosure of non-cash financing activities
Issuance of common stock for the acquisition of Jasmine Company, Inc.	$8,050	$—

See accompanying notes.

New York & Company, Inc.

Notes to Condensed Consolidated Financial Statements

October 29, 2005

(Unaudited)

1.    Organization and Basis of Presentation

        New York and Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. The Company designs and sources its proprietary branded New York & Company™ merchandise sold exclusively through its national network of retail stores. The target customers for the Company's New York & Company™ merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. On July 19, 2005, the Company acquired Jasmine Company, Inc. ("JasmineSola"), a Boston-based, privately held women's retailer of upscale and contemporary apparel, footwear and accessories sold through its chain of JasmineSola™ branded retail stores. As of October 29, 2005, the Company operated 523 retail stores in 45 states, including 16 JasmineSola stores. Trademarks referenced in this report appear in italic type and are the property of New York and Company, Inc. or its subsidiaries.

        The accompanying consolidated financial statements include the accounts for New York & Company, Inc. and all of its subsidiaries, including Lerner New York Holding, Inc. ("Lerner Holding"), Lerner New York, Inc., Lernco, Inc., Nevada Receivable Factoring, Inc., and JasmineSola. The Company's consolidated financial statements include JasmineSola's results of operations and cash flows from July 19, 2005 (date of acquisition) to October 29, 2005. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior periods have been reclassified to conform to the current period presentation.

        The consolidated financial statements as of October 29, 2005 and October 30, 2004 and for the thirty-nine weeks ("nine months") ended October 29, 2005 and October 30, 2004 are unaudited and are presented pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended January 29, 2005, which were filed with the Company's Annual Report on Form 10-K with the SEC on April 19, 2005. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the financial condition, results of operations and cash flows for the interim periods. The terms "fiscal year 2005" and "fiscal year 2004" included herein refer to the Company's fiscal year ending January 28, 2006 and the fiscal year ended January 29, 2005, respectively.

        Due to seasonal variations in the retail industry, the results of operations for any interim period are not necessarily indicative of the results expected for the full fiscal year.

2.    Acquisition

        On July 19, 2005, the Company entered into a Stock Purchase Agreement to acquire all of the outstanding common stock of JasmineSola for $22.5 million in cash and 350,000 shares of New York & Company, Inc. common stock, $0.001 par value, valued at $8.1 million based upon the closing stock price of New York & Company, Inc. on July 19, 2005. The purchase price is subject to a post-closing adjustment based on JasmineSola's working capital, long-term indebtedness and certain other liabilities as of the acquisition date, and acquisition fees and expenses. This post-closing adjustment, if any, has not yet been determined. In addition, the Company will issue up to 200,000 shares of its common stock as additional consideration for the acquisition of JasmineSola contingent upon the achievement of certain earnings targets over the three full fiscal years following the acquisition. These contingent shares, if issued, will be recorded as an adjustment to the purchase price and goodwill.

        The purchase price allocation has been prepared on a preliminary basis and changes to this preliminary allocation are expected no later than July 18, 2006, as additional information concerning asset and liability valuations are finalized. The preliminary allocation resulted in goodwill and indefinite lived intangible assets of $26.2 million. The following table sets forth proforma financial data for the nine months ended October 29, 2005 and October 30, 2004 to give effect to the acquisition as if it had been consummated as of February 1, 2004:

(Amounts in thousands, except per share amounts)	Nine Months Ended October 29, 2005 Pro forma	Nine Months Ended October 30, 2004 Pro forma
Net sales	$790,698	$750,703

Net income	$38,673	$34

Basic earnings per share:	$0.72	$—

Diluted earnings per share:	$0.67	$—

Weighted average shares outstanding:
Basic	53,983	45,855

Diluted	57,401	51,761

        The calculation of diluted earnings per share for the nine months ended October 29, 2005 excludes options to purchase 144,279 shares due to their antidilutive effect as the options' exercise price exceeded the average market price of the common stock.

3.    Earnings Per Share

        Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options and the common stock warrant as if they were exercised. A reconciliation between basic and diluted earnings per share is as follows:

(Amounts in thousands, except per share amounts)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004
Net income (loss)	$37,884	$(573)
Basic Earnings (Loss) Per Share
Weighted-average shares outstanding:
Basic shares of common stock	53,764	45,505

Basic earnings (loss) per share	$0.70	$(0.01)

Diluted Earnings (Loss) Per Share
Weighted-average shares outstanding:
Basic shares of common stock	53,764	45,505
Plus impact of stock options	3,418	—

Diluted shares of common stock	57,182	45,505

Diluted earnings (loss) per share	$0.66	$(0.01)

        The calculation of diluted earnings per share for the nine months ended October 29, 2005 excludes options to purchase 144,279 shares due to their antidilutive effect as the options' exercise price exceeded the average market price of the common stock. The calculation of diluted loss per share for the nine months ended October 30, 2004 excludes 5,906,277 shares due to their antidilutive effect.

4.    Share-Based Compensation

        In December 2004, the Financial Accounting Standards Board ("FASB") published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain requirements of the original SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and requires all forms of share-based payment to employees to be treated as compensation expense recognized in the consolidated statement of operations. The Company adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to the Company's adoption of SFAS 123-R, the Company followed SFAS 123 and treated all forms of share-based payment as compensation expense recognized in the consolidated statement of operations. Therefore, the adoption of SFAS 123-R did not have a material impact on the Company's consolidated financial statements.

        The Company recorded share-based compensation expense in the amount of $0.8 million and $5.7 million for the nine months ended October 29, 2005 and October 30, 2004, respectively.

        Included in share-based compensation expense for the nine months ended October 30, 2004 are the following:

        Concurrently upon entering into a new credit facility on May 19, 2004, the vesting of stock options to purchase 1,854,267 shares issued pursuant to grants under the Company's stock option plan was accelerated.

As a result, the Company recorded $0.4 million of compensation expense related to the accelerated vesting during the nine months ended October 30, 2004.

        On May 19, 2004, certain of the Company's executive officers were granted stock options to purchase 630,663 shares of the Company's common stock at an exercise price of $3.23 per share. Such options were immediately exercisable upon grant. In connection with these grants, the Company recorded $4.3 million of compensation expense during the nine months ended October 30, 2004.

5.    Pension Plan

        The Company sponsors a single-employer defined benefit pension plan covering substantially all union employees, which represent less than 15% of the Company's workforce. The plan provides retirement benefits for union employees who have attained the age of 18 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company does not anticipate the need to contribute to the plan for the remainder of the current fiscal year. Net periodic benefit cost includes the following components:

(Amounts in thousands)	Nine Months Ended October 29, 2005	Nine Months Ended October 30, 2004
Service cost	$219	$237
Interest cost	410	434
Expected return on plan assets	(563)	(600)

Net periodic benefit cost	$66	$71

6.    Income Tax Provision

        The income tax provision for interim periods are based upon management's estimate of the Company's annualized effective tax rate. The Company's effective tax rates were 40.2% and 102.7% for the nine months ended October 29, 2005 and October 30, 2004, respectively. Effective tax rates differ from statutory federal income tax rates primarily due to provisions for state and local taxes and permanent tax differences, including accrued dividends—redeemable preferred stock and the loss on derivative instrument which impacted the nine months ended October 30, 2004.

7.    Long-Term Debt and Credit Facilities

        On March 16, 2004, certain terms of the Company's revolving credit facility were amended. The Amended and Restated Loan and Security Agreement, dated March 16, 2004, currently consists of a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and a three-year $75.0 million term loan facility. On December 17, 2004, the Loan and Security Agreement was further amended to reduce certain interest rates by as much as 50 basis points ("amended and restated credit facilities"), depending upon the Company's financial performance.

        The lenders have been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of its subsidiaries as collateral for the Company's obligations under the amended and restated credit facilities. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facilities, and such guarantees are joint and several.

        On March 16, 2004, the $75.0 million term loan proceeds along with $32.2 million of cash were used to: (i) repurchase from Limited Brands, Inc. the 10% subordinated note for $85.0 million, which included $75.0 million of principal and all accrued and unpaid interest; (ii) repurchase from LFAS, Inc., an affiliate of Limited Brands, Inc., a common stock warrant to acquire 8,050,671 shares of the Company's common stock at $0.11 per share (the "common stock warrant") for $20.0 million, plus a contingent payment (see below); and (iii) pay $2.2 million of fees and expenses associated with the transactions. Such fees represent financing fees paid primarily to the lenders and were capitalized as deferred financing costs included in other assets on the consolidated balance sheet to be amortized over the life of the loan.

        Unamortized deferred financing costs related to the 10% subordinated note in the amount of $0.4 million were written off and reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for the nine months ended October 30, 2004.

        In connection with the common stock warrant repurchase on March 16, 2004, the Company entered into an agreement with LFAS, Inc., which provided, among other things, if a) on or before December 31, 2004, (i) the Company consummated a public offering of its common stock, or (ii) the Company was acquired and b) the related transaction value exceeded $156.8 million, the Company would be obligated to pay to LFAS, Inc. an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $156.8 million minus $4.5 million. The Company measured the fair value of this obligation on March 16, 2004 and reported $16.3 million as a reduction in stockholders' equity and as an obligation on the consolidated balance sheet. Subsequent changes in fair value of the obligation resulted in a $29.4 million charge to earnings during the nine months ended October 30, 2004, which was reported on the consolidated statement of operations as a loss on derivative instrument. In connection with the consummation of the Company's initial public offering on October 13, 2004, the Company paid LFAS, Inc. the obligation in the amount of $45.7 million.

        On May 19, 2004, Lerner New York, Inc. entered into a new credit facility consisting of a $75.0 million term loan. The term loan proceeds were used to repurchase all but one share of the Company's $0.01 par value, non-voting, Series A redeemable preferred stock for $62.5 million, plus $12.5 million of accrued and unpaid dividends. The Company incurred $1.9 million of fees and expenses related to the transaction, which were capitalized as deferred financing costs included in other assets on the consolidated balance sheet to be amortized over the life of the loan.

        On October 13, 2004, the Company used approximately $75.2 million of the proceeds received from its initial public offering to repay the $75.0 million outstanding principal amount plus accrued and unpaid interest under the term loan facility entered into on May 19, 2004. In connection with the repayment of the term loan, $1.7 million of unamortized deferred financing costs were written off and reported as a loss on modification and extinguishment of debt in the consolidated statement of operations for the nine months ended October 30, 2004.

        On July 19, 2005, JasmineSola executed and delivered a Guaranty for itself and the ratable benefit of the syndicate of lenders under the Amended and Restated Loan and Security Agreement, guaranteeing payment of the obligations under such agreement. Immediately subsequent to the execution of the Stock Purchase Agreement with JasmineSola, the Company repaid $1.3 million of debt owed by JasmineSola under its credit facility and terminated such facility.

8.    Preferred Stock

        On May 19, 2004, the Company repurchased all but one share of the Company's Series A redeemable preferred stock. All outstanding promissory notes were repaid to the Company in conjunction with the closing of the credit facility on May 19, 2004 and the repurchase of the Series A preferred stock. The remaining one share of Series A preferred stock was cancelled immediately prior to the effectiveness of the initial public offering. Subsequently, the Company revised its Certificate of Incorporation to authorize 5,000,000 shares of preferred stock, $0.001 par value.

9.    Common Stock

        On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively.

        In connection with the acquisition of JasmineSola on July 19, 2005, the Company issued 350,000 shares of common stock, $0.001 par value, to the previous owner of JasmineSola.

        During the nine months ended October 29, 2005, the Company issued 690,641 shares of common stock upon exercise of stock options.

10.    Legal Proceedings

        A case has been filed by the Center for Environmental Health against Lerner New York, Inc. and several other retailers of jewelry products in California. It alleges that lead in one of Lerner New York, Inc.'s jewelry products (a metal charm necklace suspended on a flexible cord) sold in California violates the state's Proposition 65 statute, which precludes the sale of products in California that results in exposure to listed chemicals absent a specified warning label. The case is a companion case to two similar cases filed by the California Attorney General and an organization called As You Sow against several retail outlets selling such jewelry.

        The Company was not named as a party in either of the companion cases, but the matters have been consolidated for pre-trial purposes. Violation of the statute exposes the seller to fines as well as injunctive relief. The complaint does not include a request for a specific fine amount. The case against Lerner New York, Inc. is in the process of mediation that is intended to resolve the case without substantial additional litigation.

        There are other various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

11.    Recent Accounting Pronouncements

        In October 2005, the FASB issued FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The rental costs should be included in income from continuing operations. The guidance does not change application of the maximum guarantee test in EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. Early adoption is permitted for financial statements or interim financial statements that have not yet been issued. Retrospective application in accordance with FASB Statement No. 154, "Accounting Changes and Error Corrections," is permitted but not required; as such, the Company will adopt the provisions of the FSP and apply them going forward. The Company does not believe that the adoption of this pronouncement will have a material impact on the Company's consolidated financial statements.

        In December 2004, the FASB published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain requirements of the original SFAS 123 and requires all forms of share-based payment to employees to be treated as compensation expense recognized in the consolidated statement of operations. The Company adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to the Company's adoption of SFAS 123-R, the Company followed SFAS 123 and treated all forms of share-based payment as compensation expense recognized in the consolidated statement of operations. Therefore, the adoption of SFAS 123-R did not have a material impact on the Company's consolidated financial statements.

12.    Other

        As a result of Hurricane Katrina and Hurricane Rita in August and September 2005, one store is closed indefinitely and two stores are closed permanently. The remaining stores impacted by the hurricanes have since reopened. The Company incurred losses of approximately $0.6 million related to the write-off of inventory and property and equipment in the related stores. Although the Company is insured, subject to deductibles, against damages for all of the stores impacted by the hurricanes, no insurance recoveries have been recorded at the present time due to the uncertainty regarding such amounts. The Company does not anticipate that these store closures will have a significant impact on its financial condition and results of operations.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

7,000,000 shares

Common Stock

PROSPECTUS

January 25, 2006

Bear, Stearns & Co. Inc.
Wachovia Securities

JPMorgan
Piper Jaffray
SG Cowen & Co.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Overview
Recent Developments
Our Equity Sponsor
Company Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risk Factors Relating to Our Business
Risks Related to this Offering
ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
Index to Financial Statements
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
New York and Company, Inc. and Subsidiaries Consolidated Statements of Operations
New York and Company, Inc. and Subsidiaries Consolidated Balance Sheets
New York and Company, Inc. and Subsidiaries Consolidated Statements of Cash Flows
New York and Company, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit)
New York & Company, Inc. Notes to Consolidated Financial Statements January 29, 2005
New York and Company, Inc. and Subsidiaries Consolidated Consolidated Statements of Operations (Unaudited)
New York and Company, Inc. and Subsidiaries Condensed Consolidated Balance Sheets (Unaudited)
New York and Company, Inc. and Subsidiaries Consolidated Consolidated Statements of Cash Flows (Unaudited)
New York & Company, Inc. Notes to Condensed Consolidated Financial Statements October 29, 2005 (Unaudited)